     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1994

                                                       REGISTRATION NO. 33-52957

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                                AMENDMENT NO. 1


                                       TO

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           _________________________
                           GFC FINANCIAL CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              86-0695381
     (STATE OR OTHER JURISDICTION OF              (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                                   86-0695381
                                (I.R.S. EMPLOYER
                               IDENTIFICATION NO.)

                                   DIAL TOWER
                             PHOENIX, ARIZONA 85077
                                 (602) 207-6900
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             SAMUEL L. EICHENFIELD
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           GFC FINANCIAL CORPORATION
                                   DIAL TOWER
                             PHOENIX, ARIZONA 85077
                                 (602) 207-6900

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

           WILLIAM J. HALLINAN                     PAUL C. PRINGLE
     VICE PRESIDENT AND GENERAL COUNSEL             BROWN & WOOD
        GFC FINANCIAL CORPORATION              10900 WILSHIRE BOULEVARD
               DIAL TOWER                            SUITE 1100
          PHOENIX, ARIZONA 85077             LOS ANGELES, CALIFORNIA 90024

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Registration Statement contains a prospectus relating to an offering in the United States and Canada of an aggregate of 5,600,000 shares (the "U.S. Offering") of Common Stock, $.01 par value (the "Common Stock"), of GFC Financial Corporation (the "Company"), together with separate prospectus pages relating to a concurrent offering outside the United States and Canada of an aggregate of 1,400,000 shares (the "International Offering") of Common Stock. The complete prospectus for the U.S. Offering follows immediately. Following such prospectus are the following alternate pages for the International
Offering: a front cover page, an "Underwriting" section and a back cover page. All other pages of the prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.


     Copies of each complete Prospectus in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b)of the Securities Act of 1933, as amended.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 19, 1994
PROSPECTUS

                                7,000,000 SHARES
                            _________________________
                            GFC FINANCIAL CORPORATION

                                  COMMON STOCK
                            ------------------------

     Of the 7,000,000 shares of Common Stock offered hereby, 5,600,000 shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,400,000 shares are being offered in a concurrent international offering outside the United States and Canada by the International Managers (the "International Offering"). The price to the public and the underwriting discount per share are identical for both offerings. See "Underwriting."

     The Company's Common Stock is listed on the New York Stock Exchange. On April 18, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $31.75 per share.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------


- -----------------------------------------------------------------------------------------------
                                              PRICE TO        UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT(1)        COMPANY(2)
- -----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated to be $565,000.



(3) The Company has granted the U.S. Underwriters and the International Managers options exercisable within 30 days of the date hereof to purchase up to 840,000 and 210,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $       , $       and $       , respectively. See
    "Underwriting."


                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about                , 1994.

                            ------------------------
                              MERRILL LYNCH & CO.
                            ------------------------
                 The date of this Prospectus is April   , 1994.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at Room 1024 at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048, and copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at the prescribed rates. Reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the documents incorporated herein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     Incorporated herein by reference are the Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 31, 1993 and Current Reports on Forms 8-K dated January 18 and 21, 1994, Forms 8-K, 8-K/A and 8-K/A-1 dated February 14, 1994 and Form 8-K dated April 14, 1994, filed pursuant to Section 13 of the Exchange Act with the Commission.


     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge upon written or oral request by any person to whom this Prospectus is delivered a copy of any or all of the documents described above which have been incorporated by reference in this Prospectus, other than exhibits to such documents. Such request should be directed to the Company at its principal executive offices, to the attention of Robert J. Fitzsimmons, Vice President-Treasurer, GFC Financial Corporation, Dial Tower, 1850 N. Central Avenue, Phoenix, Arizona 85004, telephone number (602) 207-4900.

                               PROSPECTUS SUMMARY


     The following summary information is qualified in its entirety by the more detailed information appearing elsewhere in, or incorporated by reference into, this Prospectus. See "Incorporation of Certain Documents by Reference." Unless the context otherwise requires, references in this Prospectus to the "Offerings" means the concurrent offerings of the Common Stock by the U.S. Underwriters in the United States and Canada and by the International Managers outside of the United States and Canada. Unless indicated otherwise, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment options and that the acquisition of TriCon Capital Corporation ("TriCon") has been consummated. Historical financial results of the Company do not include results for TriCon or Ambassador Factors Corporation (formerly known as Fleet Factors Corp.) ("Ambassador"), unless expressly stated otherwise.


                                  THE COMPANY


     GFC Financial Corporation (the "Company"), through its wholly owned subsidiaries, provides collateralized financing in focused market niches primarily in the United States. The Company extends revolving credit facilities, term loans and equipment and real estate financing to "middle-market" businesses with financing needs falling generally between $500,000 and $35 million. The Company also offers financing programs to manufacturers, distributors, vendors and franchisors which facilitate the sale in the United States of their products to end-users. The Company currently operates in 15 specific industry or market niches in which its expertise in evaluating the creditworthiness of prospective customers and its ability to provide value-added services enables the Company to differentiate itself from its competitors and to command loan pricing which provides a satisfactory spread over the Company's borrowing costs.



     The Company seeks to maintain a high quality portfolio and to minimize nonearning assets and write-offs by using clearly defined underwriting criteria and stringent portfolio management techniques and by diversifying its lending activities geographically and among a range of industries, customers, and loan products. Because of the diversity of the Company's portfolio, the Company believes it is better able to manage competitive changes in its markets and to withstand the impact of deteriorating economic conditions on a regional or national basis. The Company practices a matched funding strategy, whereby it generally finances its fixed rate assets with fixed rate debt and floating rate assets with floating rate debt. This strategy is designed to minimize the sensitivity of the Company's earnings to interest rate fluctuations.



     The Company is the successor to the former financial services businesses of The Dial Corp ("Dial"). On March 3, 1992, the shareholders of Dial approved the spin-off (the "Spin-Off") of the Company into a newly-formed Delaware corporation. Prior to the Spin-Off, Dial contributed to the Company (i) all of the common stock of Greyhound Financial Corporation ("GFC"), representing the Company's core operations, (ii) Greyhound European Financial Group ("GEFG"), Dial's European commercial and consumer finance businesses not previously managed by GFC, (iii) Greyhound BID Holding Corp., a portfolio of public sector loans to Latin American countries and (iv) Verex Corporation and subsidiaries ("Verex"), Dial's discontinued mortgage insurance operations, which had been operated in a run-off mode by Dial since 1988.



     Following the Spin-Off, the Company decided to focus its resources and capital on its core domestic commercial finance activities. The Company embarked on a program of selling or winding down those businesses included in the Spin-Off that were not associated with the Company's core domestic commercial finance activities. The Company has concentrated on redeploying the capital previously invested in such businesses to support internal portfolio growth and to make selected acquisitions which complement the Company's core operations. This strategy has been implemented as follows:



     - Liquidation of GEFG -- The Company generally ceased writing new business in Europe and subsequently began a managed liquidation of GEFG's commercial and consumer loan portfolios. Since 1992, the Company has reduced GEFG's portfolio from approximately $314 million to $124 million at December 31, 1993. Over the same period, personnel at GEFG's London offices were reduced from 94 to 31. Capital previously invested in GEFG has been redeployed in GFC's domestic operations.

     - Disposition of Latin American Portfolio -- Between 1992 and the first quarter of 1994, the Company sold substantially all of its public sector Latin American loan portfolio held by Greyhound BID Holding Corp. through a series of transactions for cash consideration that exceeded the book value of such assets.



     - Acquisition of U.S. Bancorp Financial -- On January 14, 1993, the Company signed an agreement to acquire the Asset Based Finance group of U.S. Bancorp Financial, Inc., a wholly-owned subsidiary of U.S. Bancorp, for approximately $70 million. The primary focus of the Asset Based Finance group (the "ABF group") is to offer revolving lines of credit secured by accounts receivable and inventories on a national basis. Prior to the acquisition, the Company did not offer such revolving financing services to its customers. Since the acquisition, which was consummated on February 1, 1993, the ABF group's portfolio has grown from approximately $63 million to $176 million at December 31, 1993.



     - Sale of Verex Corporation -- On July 16, 1993, the Company sold Verex to GE Capital Mortgage Corporation for approximately $215 million in cash, before transaction costs, resulting in a loss of $1.3 million. Approximately $170 million of the Company's equity capital previously invested in Verex has since been reinvested in GFC's domestic operations and in selected acquisitions.



     - Acquisition of Ambassador Factors -- On November 29, 1993, the Company and GFC signed an agreement in principle to acquire Ambassador, Fleet Financial Group, Inc.'s ("Fleet") factoring and asset based lending subsidiary. At November 30, 1993, Ambassador had a $336 million loan portfolio and generated $731 million of factoring volume during the eleven month period ended November 30, 1993. Its customer base primarily consists of small to medium-sized textile and apparel manufacturers in the factoring operations and similar sized manufacturers, distributors and wholesalers in its asset-based lending business. The acquisition of Ambassador, which was consummated by GFC on February 14, 1994, further diversifies the Company's commercial lending activities to include both factoring services and asset-based loan products offered to a segment of the commercial finance market not previously served by GFC.


     - Acquisition of TriCon Capital Corporation -- On March 4, 1994, the Company signed a definitive agreement to acquire all of the stock of TriCon, a wholly owned subsidiary of Bell Atlantic Corporation ("Bell Atlantic") for $344.3 million, plus the assumption of approximately $1.45 billion in debt and other liabilities. At December 31, 1993, TriCon had total assets of approximately $1.8 billion and managed approximately $1.3 billion of commercial finance assets for third parties, including a $975 million leveraged lease portfolio owned by Bell Atlantic. TriCon is a niche oriented provider of commercial lending and equipment financing products to a segmented group of customers throughout the United States. Management believes that TriCon's marketing orientation fits well with the Company's emphasis on value added products and services in focused niches of the commercial finance business and further diversifies the Company's revenue sources and loan portfolio. Management believes the acquisition of TriCon gives the Company significant critical mass, important economies of scale and allows the Company to compete over a greater range of services.


     - Internally Generated Portfolio Growth -- Excluding the liquidating GEFG portfolio and the acquisition of the ABF group's portfolio, as well as the Ambassador and TriCon acquisitions, the Company's total investment in financing transactions grew (through new business fundings) from $2.0 billion at December 31, 1991, to $2.7 billion at December 31, 1993, representing an annual compound growth rate of approximately 17%. The total volume of new business funded by the Company during 1993 exceeded $1 billion, a 48% improvement over 1992 new business volume, reflecting strong loan demand in the markets served by the Company and an expansion of the Company's marketing staff in Phoenix, Los Angeles, Chicago, Dallas and the metropolitan New York area.

     The Company's strategy of focusing its efforts on its domestic core lending activities through internal growth and acquisitions has resulted in increasing the Company's total assets on a pro forma basis, giving effect to the acquisitions of Ambassador and TriCon, to approximately $5 billion at December 31, 1993, with pro forma 1993 income from continuing operations on a combined basis of approximately $72 million, before a $4.9 million adjustment for deferred taxes applicable to leveraged leases. Management believes the Company now ranks among the largest independent commercial finance companies in the United States based on total assets.


                              RECENT DEVELOPMENTS



     On April 14, 1994, the Company reported that income from continuing operations for the first quarter of 1994 increased to $11.4 million from $8.6 million in the first quarter of 1993, an increase of 33%. Income from continuing operations per common and equivalent share for the first quarter of 1994 increased to $.56 from $.39 for the comparable period in 1993, an increase of 44%. Income from continuing operations per common and equivalent share for the first quarter of 1993 was net of preferred dividends equivalent to $.03 per common share. Operating results in 1994 included income from Ambassador, the factoring and asset based lending company acquired from Fleet in February 1994, but did not include results of TriCon, which had not yet been acquired.



     Interest earned from financing transactions increased to $72.0 million for the first quarter of 1994 from $58.3 million in the first quarter of 1993, an increase of 24%. This rise in revenue was driven by a 29% increase in funds employed during the twelve months ended March 31, 1994 resulting from $1.1 billion of new business being added by the core finance operations during that period, and the acquisition of Ambassador.



     The improvement in income from continuing operations for the 1994 quarter primarily was due to the increase in interest margins earned which advanced to $38.9 million for the first quarter of 1994 from $27.7 million in the first quarter of 1993, a 40% improvement. The higher interest margins earned were attributable to the growth of the portfolio, a lower effective cost of debt in 1994 and higher fee income principally generated by Ambassador.


                                 THE OFFERINGS


Common Stock Offered
  U.S. Offering..................................   5,600,000 shares
  International Offering.........................   1,400,000 shares
          Total..................................   7,000,000 shares
Common Stock Outstanding after the Offerings.....   27,093,037* shares
Proceeds of Offerings............................   The net proceeds from the sale of the
                                                    shares
                                                    of Common Stock offered hereby will be
                                                    contributed to the Company's principal
                                                    subsidiary, GFC, and used by GFC to repay
                                                    commercial paper.
NYSE Symbol......................................   GFC


- ---------------
* Excluding shares of Common Stock issuable by the Company pursuant to its employee benefit plans.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA


     The following summary selected consolidated financial data of the Company has been derived from the audited Consolidated Financial Statements of the Company for the five years ended December 31, 1993 and the Pro Forma Financial Data for the Company at and for the year ended December 31, 1993. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the Notes thereto and the Pro Forma Financial Data at and for the year ended December 31, 1993 and the Notes thereto included elsewhere in this Prospectus. Per share data for income and dividends has not been presented in 1991 and prior years, as the Company was not a publicly held company prior to the Spin-Off from Dial in 1992.



                               PRO FORMA(1)                         YEAR ENDED DECEMBER 31,
                               ------------    ------------------------------------------------------------------
                                   1993           1993           1992         1991           1990         1989
                               ------------    ----------     ----------   ----------     ----------   ----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS:
Interest earned from
  financing transactions.....   $  523,068     $  248,700     $  240,806   $  251,472     $  256,962   $  237,816
Interest margins earned......      303,980        124,847        104,699       93,912         85,310       70,566
Provision for possible credit
  losses.....................       34,517          5,706          6,740       77,687 (2)     10,529        7,951
Gains on sale of assets......        5,439          5,439          3,362        6,684         12,678       17,572
Income (loss) from continuing
  operations.................       67,284         37,846(3)      36,750      (38,742)(2)     29,558       28,464
Core income (4)..............       69,901         40,463         34,289       31,629         21,697       19,583
Income from continuing
  operations per common and
  equivalent share...........   $     2.41     $     1.80(3)  $     1.71
Dividends declared per common
  share......................   $     0.68     $     0.68     $     0.42
Average outstanding common
  and equivalent shares......   27,332,000     20,332,000     20,464,000



                               PRO FORMA(1)                               DECEMBER 31,
                               ------------    ------------------------------------------------------------------
                                   1993           1993           1992         1991           1990         1989
                               ------------    ----------     ----------   ----------     ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
FINANCIAL POSITION:
Investment in financing
  transactions...............   $4,927,843     $2,846,571     $2,428,523   $2,281,872     $2,198,441   $1,950,372
Nonaccruing contracts and
  repossessed assets.........      180,743(5)     102,607        100,422      111,296        163,519      142,038
Reserve for possible credit
  losses.....................      116,678         64,280         69,291       87,600(2)      77,098       72,636
Total assets.................    5,008,135      2,834,322      2,641,668    2,414,484      2,393,309    2,138,413
Deferred income taxes........      174,380        178,972        172,727      198,366        214,825      208,043
Senior and subordinated
  debt.......................    3,835,270      2,078,776      1,882,349    1,706,470      1,510,675    1,337,596
Redeemable preferred stock...                                     25,000
Stockholders' equity.........      719,740        503,300        488,396      371,576        442,747      423,323


                                                      PRO FORMA(1)          YEAR ENDED DECEMBER 31,
                                                      ------------    ------------------------------------
                                                          1993        1993    1992    1991    1990    1989
                                                      ------------    ----    ----    ----    ----    ----
RATIOS:
Reserve and accrued liabilities for possible credit
  losses/ investments in financing transactions and
  securitizations...................................       2.5%(6)    2.3 %   2.9 %   3.8 %   3.5 %   3.7 %
Nonearning accounts and repossessed
  assets/investment in financing transactions and
  securitizations...................................       3.4%       3.6 %   4.1 %   4.9 %   7.4 %   7.3 %
Total debt/stockholders' equity.....................       5.3x       4.1 x   3.9 x   4.8 x   3.8 x   3.5 x

- ---------------

(1) Gives effect to (i) the acquisitions of Ambassador and TriCon as if they occurred on January 1, 1993 for purposes of operations data and on December 31, 1993 for purposes of financial position data, and (ii) the Offerings and the application of the estimated net proceeds therefrom. See "Pro Forma Financial Data."


(2) In the fourth quarter of 1991, the Company recorded a special provision for possible credit losses of $65,000,000 and recorded write-offs of $15,000,000 related to nonearning assets in the GEFG portfolio and a $47,759,000 write-down to reduce Latin American assets to then-current market value.


(3) Income from continuing operations for 1993, before the adjustment of $4,857,000 to deferred income taxes applicable to leveraged leases, was $42,703,000 or $2.04 per common and equivalent share.


(4) Core income is defined as domestic income from continuing operations excluding the charges made to deferred income taxes applicable to leveraged leases in 1993 and the restructuring and other charges recorded in 1991 in connection with the Spin-Off.


(5) Pro Forma includes $14,935,000 and $63,201,000 of nonaccruing assets from Ambassador and TriCon, respectively.


(6) Accrued liabilities for certain limited recourse obligations for credit losses relating to securitizations were $14,146,000 and assets sold under securitization arrangements and managed by TriCon were $343,839,000.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 7,000,000 shares of Common Stock offered hereby are estimated to be $216,440,000 ($248,906,000 if the over-allotment options are exercised in full) before deducting estimated transaction expenses. All of such proceeds will be contributed to the equity of the Company's principal subsidiary, GFC. GFC will use such proceeds to repay outstanding commercial paper.


                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The principal market on which the Common Stock is traded is the New York Stock Exchange. The following tables summarize the high and low sales prices as reported on the New York Stock Exchange Composite Tape and the cash dividends declared from the Spin-Off through April 18, 1994:



                                   PERIOD                              HIGH     LOW
        -------------------------------------------------------------  ----     ----
        1992:
          First Quarter..............................................$ 23     $ 21 3/8
          Second Quarter.............................................  23 1/2   17 7/8
          Third Quarter..............................................  21 1/4   18 1/4
          Fourth Quarter.............................................  25 3/8   20 7/8
        1993:
          First Quarter..............................................$ 29 5/8 $ 23 5/8
          Second Quarter.............................................  30 1/8   25 1/2
          Third Quarter..............................................  31 7/8   28 1/4
          Fourth Quarter.............................................  32       26 1/2
        1994:
          First Quarter..............................................$ 33 3/4 $ 28 1/4
          Second Quarter (through April 18, 1994)....................  32       29 1/4



     As of April 18, 1994, there were approximately 33,000 holders of record of the Common Stock. The closing sales price of the Common Stock on the New York Stock Exchange Composite Tape on April 18, 1994 was $31.75.


                                                                      DIVIDENDS DECLARED
                                                                         PER SHARE OF
                                                                         COMMON STOCK
                                                                  --------------------------
                                                                  1994       1993       1992
                                                                  ----       ----       ----
February........................................................  $0.18      $0.16
April...........................................................              0.16
May.............................................................                        $0.14
August..........................................................              0.18       0.14
November........................................................              0.18       0.14
                                                                              ----       ----
          Total.................................................             $0.68      $0.42
                                                                              ----       ----
                                                                              ----       ----


     Following the Spin-Off, the Company has paid quarterly dividends. Since July 1992, those dividends have been paid on the first business day of each calendar quarter. It is anticipated that the Company will continue to pay regular quarterly dividends on the first business day of January, April, July and October. The declaration of dividends and their amounts will be at the discretion of the Board of Directors of the Company and will be subject to the limitations described in the following paragraph. Therefore, there can be no assurance that additional dividends will be declared.

     GFC is restricted in its ability to pay dividends to its sole stockholder, the Company. The agreements pertaining to long-term debt of GFC include various restrictive covenants and require the maintenance of certain defined financial ratios. Under one of these covenants, dividend payments are limited to 50 percent of the sum of accumulated earnings after December 31, 1991. As of December 31, 1993, GFC had $7 million of excess accumulated earnings available for dividends. On a pro forma basis, assuming that the acquisitions of TriCon and Ambassador and the Offerings occurred on January 1, 1993, the amount of excess accumulated earnings available for dividends under this covenant would have been approximately $17 million. The pro forma calculation uses the dividend covenant anticipated to be effective under the proposed revolving credit agreement discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." That covenant is expected to allow dividends up to the sum of accumulated earnings after December 31, 1991 plus 50% of the net proceeds of future equity offerings (excluding the Offerings).

                                 CAPITALIZATION


     The following table sets forth the unaudited capitalization, including deferred income taxes, of the Company and its consolidated subsidiaries at December 31, 1993, and as adjusted for (i) the acquisitions of Ambassador and TriCon and (ii) such acquisitions and the sale of the 7,000,000 shares of Common Stock offered hereby at an estimated price of $32.00 per share and the application of the net proceeds therefrom, before deducting estimated transaction expenses, to make a capital contribution to GFC, which in turn will use the net proceeds to reduce debt.



                                                                    AT DECEMBER 31, 1993
                                                         -------------------------------------------
                                                                            AS               AS
                                                           ACTUAL       ADJUSTED(I)     ADJUSTED(II)
                                                         ----------     -----------     ------------
                                                                   (DOLLARS IN THOUSANDS)
Senior debt:
  Notes payable to Bell Atlantic.......................      --         $ 1,377,899      $ 1,377,899
  Other................................................  $1,991,986       2,587,021        2,370,581
Subordinated debt, net of unamortized discount.........      86,790          86,790           86,790
                                                         ----------     -----------     ------------
          Total senior and subordinated debt...........   2,078,776(1)    4,051,710(2)     3,835,270(2)
                                                         ----------     -----------     ------------
Deferred income taxes..................................     178,972         174,380          174,380
                                                         ----------     -----------     ------------
Stockholders' equity:
  Preferred Stock -- $0.01 par value; authorized,
     5,000,000 shares; none outstanding................      --             --               --
  Common Stock -- $0.01 par value; authorized
     100,000,000 shares; 20,371,703 shares issued,
     actual and as adjusted (i); 27,371,703 shares, as
     adjusted (ii)(3)..................................         204             204              274
  Additional capital...................................     464,487         464,487          680,857
  Retained income......................................      54,901          54,901           54,901
  Cumulative translation adjustments...................      (7,773)         (7,773)          (7,773)
  Common Stock in treasury (292,217 shares)............      (8,519)         (8,519)          (8,519)
                                                         ----------     -----------     ------------
          Total stockholders' equity...................     503,300         503,300          719,740
                                                         ----------     -----------     ------------
               Total capitalization....................  $2,761,048     $ 4,729,390      $ 4,729,390
                                                         ----------     -----------     ------------
                                                         ----------     -----------     ------------


- ---------------
(1) Includes current maturities of $179,392,000.

(2) Includes current maturities of $1,119,870,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisition of Ambassador and TriCon -- Impact on the Company."


(3) Does not include 5,611,000 shares of Common Stock reserved for issuance under the Company's 1992 Stock Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data of the Company has been derived from the audited Consolidated Financial Statements of the Company for the five years ended December 31, 1993 and the Pro Forma Financial Data for the Company at and for the year ended December 31, 1993. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the Notes thereto and the Pro Forma Financial Data at and for the year ended December 31, 1993 and the Notes thereto included elsewhere in this Prospectus. Per share data for income and dividends has not been presented for 1991 and prior years, as the Company was not a publicly held company prior to the Spin-Off from Dial in 1992.



                                    PRO FORMA(1)                      YEAR ENDED DECEMBER 31,
                                    ------------  ---------------------------------------------------------------
                                        1993         1993           1992      1991(2)        1990         1989
                                    ------------  ----------     ----------  ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS:
Interest earned from financing
  transactions.....................  $  523,068   $  248,700     $  240,806  $  251,472   $  256,962   $  237,816
Interest expense...................     219,088      123,853        136,107     157,560      171,652      167,250
                                    ------------  ----------     ----------  ----------   ----------   ----------
Interest margins earned............     303,980      124,847        104,699      93,912       85,310       70,566
Provision for possible credit
  losses...........................      34,517        5,706          6,740      77,687       10,529        7,951
                                    ------------  ----------     ----------  ----------   ----------   ----------
Net interest margins earned........     269,463      119,141         97,959      16,225       74,781       62,615
Gains on sale of assets............       5,439        5,439          3,362       6,684       12,678       17,572
                                    ------------  ----------     ----------  ----------   ----------   ----------
                                        274,902      124,580        101,321      22,909       87,459       80,187
Selling, administrative and other
  operating expenses...............     122,131       58,158         50,728      59,923       47,243       42,938
Depreciation.......................      41,582
                                    ------------  ----------     ----------  ----------   ----------   ----------
                                        111,189       66,422         50,593     (37,014)      40,216       37,249
Income taxes:
  Current and deferred.............      39,048       23,719         13,843       1,728       10,658        8,785
  Adjustment to deferred taxes.....       4,857        4,857
                                    ------------  ----------     ----------  ----------   ----------   ----------
Income (loss) from continuing
  operations.......................  $   67,284   $   37,846(3)  $   36,750  $  (38,742)  $   29,558   $   28,464
                                    ------------  ----------     ----------  ----------   ----------   ----------
                                    ------------  ----------     ----------  ----------   ----------   ----------
Core income(4).....................  $   69,901   $   40,463     $   34,289  $   31,629   $   21,697   $   19,583
                                    ------------  ----------     ----------  ----------   ----------   ----------
                                    ------------  ----------     ----------  ----------   ----------   ----------
Income per common and
  equivalent share:
  Income from continuing operations
    before preferred dividends.....  $     2.46   $     1.86     $     1.80
  Preferred dividends..............        0.05         0.06           0.09
                                    ------------  ----------     ----------
  Income from continuing
    operations.....................  $     2.41   $     1.80(3)  $     1.71
                                    ------------  ----------     ----------
                                    ------------  ----------     ----------
  Dividends declared per
    common share...................  $     0.68   $     0.68     $     0.42
                                    ------------  ----------     ----------
                                    ------------  ----------     ----------
  Average outstanding common and
    equivalent shares..............  27,332,000   20,332,000     20,464,000
                                    ------------  ----------     ----------
                                    ------------  ----------     ----------



                                                 (footnotes follow on next page)

                               PRO FORMA(1)                             DECEMBER 31,
                               ------------  ------------------------------------------------------------------
                                   1993         1993         1992         1991            1990          1989
                               ------------  ----------   ----------   ----------      ----------    ----------
                                                          (DOLLARS IN THOUSANDS)
FINANCIAL POSITION:
ASSETS
Cash and cash equivalents.....  $   12,619   $      929   $   18,203   $   37,903      $   25,379    $   29,138
Investment in financing
  transactions:
  Loans and other financing
    contracts.................   3,591,375    2,343,755    1,919,371    1,739,978       1,665,747     1,389,933
  Direct finance leases.......     718,867       71,812      138,871      201,327         246,756       291,546
  Operating leases............     333,819      147,222      100,911       75,204          10,303         2,324
  Leveraged leases............     283,782      283,782      269,370      265,363         275,635       266,569
                               ------------  ----------   ----------   ----------      ----------    ----------
                                 4,927,843    2,846,571    2,428,523    2,281,872       2,198,441     1,950,372
Less reserve for possible
  credit losses...............    (116,678)     (64,280)     (69,291)     (87,600)(2)     (77,098)      (72,636)
                               ------------  ----------   ----------   ----------      ----------    ----------
                                 4,811,165    2,782,291    2,359,232    2,194,272       2,121,343     1,877,736
Investment in and advances to
  Verex Corporation...........                               221,312      152,171         152,795       152,795
Other assets and deferred
  charges.....................     184,351       51,102       42,921       30,138          70,269        55,305
                               ------------  ----------   ----------   ----------      ----------    ----------
Total Assets..................  $5,008,135   $2,834,322   $2,641,668   $2,414,484      $2,369,786    $2,114,974
                               ------------  ----------   ----------   ----------      ----------    ----------
                               ------------  ----------   ----------   ----------      ----------    ----------
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Accounts payable and accrued
  expenses....................  $  166,709   $   72,764   $   71,836   $   83,637      $  201,277    $  146,017
Due to factored clients.......     111,526
Due to The Dial Corp..........                                             10,727         (23,523)      (23,439)
Short-term debt...............         510          510        1,360       43,708          23,785        23,434
Senior and subordinated
  debt........................   3,835,270    2,078,776    1,882,349    1,706,470       1,510,675     1,337,596
Deferred income taxes.........     174,380      178,972      172,727      198,366         214,825       208,043
                               ------------  ----------   ----------   ----------      ----------    ----------
                                 4,288,395    2,331,022    2,128,272    2,042,908       1,927,039     1,691,651
Redeemable preferred stock....                                25,000
Stockholders' equity..........     719,740      503,300      488,396      371,576         442,747       423,323
                               ------------  ----------   ----------   ----------      ----------    ----------
Total Liabilities And
  Stockholders' Equity........  $5,008,135   $2,834,322   $2,641,668   $2,414,484      $2,369,786    $2,114,974
                               ------------  ----------   ----------   ----------      ----------    ----------
                               ------------  ----------   ----------   ----------      ----------    ----------


- ---------------


(1) Gives effect to (i) the acquisitions of Ambassador and TriCon as if they occurred on January 1, 1993 for purposes of operations data and on December 31, 1993, for purposes of financial position data, and (ii) the Offerings and the application of the estimated net proceeds therefrom. See "Pro Forma Financial Data."



(2) In the fourth quarter of 1991, the Company recorded a special provision for possible credit losses of $65,000,000 and recorded write-offs of $15,000,000 related to nonearning assets in the GEFG portfolio and a $47,759,000 write-down to reduce Latin American assets to then-current market value. Selling, administrative and other operating expenses for 1991 include $13,000,000 of transaction costs of the Spin-Off.



(3) Income from continuing operations for 1993, before the adjustment of $4,857,000 to deferred taxes applicable to leveraged leases, was $42,703,000 or $2.04 per common and equivalent share.



(4) Core income is defined as domestic income from continuing operations excluding the charges made to deferred taxes applicable to leveraged leases in 1993 and the restructuring and other charges recorded in 1991 in connection with the Spin-Off.

                            PRO FORMA FINANCIAL DATA
                  AT AND FOR THE YEAR ENDED DECEMBER 31, 1993


     The following Pro Forma Consolidated Balance Sheet (unaudited) of the Company as of December 31, 1993 and Pro Forma Statement of Consolidated Income From Continuing Operations (unaudited) for the year ended December 31, 1993 have been prepared to reflect the Company's historical financial position and income from continuing operations as adjusted to reflect the acquisitions of Ambassador and TriCon and the Offerings by the Company. The Pro Forma Consolidated Balance Sheet has been prepared as if such acquisitions occurred on December 31, 1993 and the Pro Forma Statement of Consolidated Income From Continuing Operations has been prepared as if such acquisitions occurred on January 1, 1993 and give effect to the Offerings as of such dates. The pro forma financial information is unaudited and should be read in conjunction with the accompanying notes thereto and with the historical consolidated financial statements of the Company and TriCon, included elsewhere herein, and Ambassador, incorporated by reference herein. The pro forma financial information is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the acquisitions and the Offerings been consummated as of the dates referred to above, nor is it necessarily indicative of the results of future operations.


                                                    GFC FINANCIAL CORPORATION
                                            PRO FORMA CONSOLIDATED BALANCE SHEET
                                                         DECEMBER 31, 1993
                                                      (DOLLARS IN THOUSANDS)

                                                                 ASSETS


                                                     HISTORICAL                      PRO FORMA ADJUSTMENTS
                                      -----------------------------------------    -------------------------          PRO
                                       COMPANY      AMBASSADOR(1)      TRICON      AMBASSADOR       TRICON           FORMA
                                      ----------    -------------    ----------    ----------      ---------       ----------
Cash and cash equivalents...........  $      929      $   7,072      $    4,483    $               $     135 (9)   $   12,619
                                      ----------    -------------    ----------    ----------      ---------       ----------
Investment in financing
    transactions:
  Loans and other financing
    contracts.......................   2,343,755        334,656         912,964                                     3,591,375
  Direct finance leases.............      71,812                        647,055                                       718,867
  Operating leases..................     147,222                        240,057                      (53,460)(10)     333,819
  Leveraged leases..................     283,782                                                                      283,782
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                       2,846,571        334,656       1,800,076                      (53,460)       4,927,843
Less reserve for possible credit
  losses............................     (64,280)        (9,207)        (43,191)                                     (116,678)
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                       2,782,291        325,449       1,756,885                      (53,460)       4,811,165
Other assets and deferred charges...      51,102          5,941          27,091        30,400 (2)     69,817 (13)     184,351
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                      $2,834,322      $ 338,462      $1,788,459    $   30,400      $  16,492       $5,008,135
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                            LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accruals.......  $   72,764      $   4,843      $   75,302    $    8,800 (2)  $   5,000 (13)  $  166,709
Due to factored clients.............                    111,526                                                       111,526
Due to Fleet........................                    172,000                      (172,000)(3)
Due to Bell Atlantic................                                    611,194                       83,900 (11)
                                                                                                    (695,094)(12)
Debt................................   2,079,286                        709,508        76,285 (2)    (53,460)(10)   3,835,780
                                                                                      172,000 (3)    721,851 (12)
                                                                                                     130,310 (13)
Deferred income taxes...............     178,972         (4,592)         81,100                      (83,900)(11)     174,380
                                                                                                       2,800 (13)
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                       2,331,022        283,777       1,477,104        85,085        111,407        4,288,395
Stockholders' equity................     503,300         54,685         311,355       (54,685)(2)        135 (9)      719,740
                                                                                                     (26,757)(12)
                                                                                                     216,440 (13)
                                                                                                    (284,733)(13)
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                      $2,834,322      $ 338,462      $1,788,459    $   30,400      $  16,492       $5,008,135
                                      ----------    -------------    ----------    ----------      ---------       ----------
                                      ----------    -------------    ----------    ----------      ---------       ----------

                                              GFC FINANCIAL CORPORATION
                                    PRO FORMA STATEMENT OF CONSOLIDATED INCOME
                                              FROM CONTINUING OPERATIONS
                                             YEAR ENDED DECEMBER 31, 1993
                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            PRO FORMA
                                          HISTORICAL                       ADJUSTMENTS
                              -----------------------------------   --------------------------            PRO
                               COMPANY    AMBASSADOR(1)   TRICON    AMBASSADOR         TRICON            FORMA
                              ----------  -------------  --------   ----------        --------         ----------
Interest earned from
  financing transactions..... $  248,700     $35,235     $245,300    $                $ (7,667)(10)    $  523,068
                                                                                         1,500 (14)
Interest expense.............    123,853       5,780       80,211       4,226 (4)        5,018 (15)       219,088
                              ----------  -------------  --------   ----------        --------         ----------
Interest margins earned......    124,847      29,455      165,089      (4,226)         (11,185)           303,980
Provision for possible credit
  losses.....................      5,706       7,177       21,634                                          34,517
                              ----------  -------------  --------   ----------        --------         ----------
Net interest margins
  earned.....................    119,141      22,278      143,455      (4,226)         (11,185)           269,463
Gains on sale of assets......      5,439                                                                    5,439
                              ----------  -------------  --------   ----------        --------         ----------
                                 124,580      22,278      143,455      (4,226)         (11,185)           274,902
Selling, administrative and
  other operating expenses...     58,158       8,125       48,128       2,470 (5)        3,491 (16)       122,131
                                                                        1,000 (6)          759 (14)
Depreciation.................                              41,582                                          41,582
                              ----------  -------------  --------   ----------        --------         ----------
                                  66,422      14,153       53,745      (7,696)         (15,435)           111,189
Income taxes:
  Current and deferred.......     23,719       6,481       22,164      (3,078)(7)       (6,174)(18)        39,048
                                                                         (820)(8)       (3,244)(17)
  Adjustment to deferred
    taxes....................      4,857                                                                    4,857
                              ----------  -------------  --------   ----------        --------         ----------
Income from continuing
  operations................. $   37,846     $ 7,672     $ 31,581    $ (3,798)        $ (6,017)        $   67,284
                              ----------  -------------  --------   ----------        --------         ----------
                              ----------  -------------  --------   ----------        --------         ----------
Income from continuing
  operations per common and
  equivalent share(20)....... $     1.80                                                               $     2.41
                              ----------                                                               ----------
                              ----------                                                               ----------
Average outstanding common
  and equivalent
  shares(20)................. 20,332,000                                                               27,332,000
                              ----------                                                               ----------
                              ----------                                                               ----------

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     (1) The Pro Forma Consolidated Balance Sheet, as of December 31, 1993 includes the historical balance sheet of Ambassador as of November 30, 1993 and the Pro Forma Statement of Consolidated Income From Continuing Operations for the year ended December 31, 1993 includes the historical statement of income of Ambassador for the eleven months ended November 30, 1993.


ACQUISITION OF AMBASSADOR



     (2) To record the accrual of various liabilities ($8,800,000) and the resulting goodwill ($30,400,000) arising from the Ambassador acquisition, the payment for Ambassador's equity plus a premium ($76,285,000) using a portion of the proceeds from the sale of Verex and cash generated from operations which previously had been used to repay debt and the elimination of historical equity ($54,685,000).


     (3) To record repayment of Ambassador's intercompany payable to Fleet ($172,000,000), using the proceeds from the sale of Verex and cash generated from operations which previously had been used to repay debt.

     (4) To record the estimated interest expense ($4,226,000) arising from the debt incurred to fund the acquisition and the repayment of the intercompany payable due to Fleet.

     (5) To record amortization of goodwill ($2,470,000) based on an amortization period of twenty years and amortization of the covenant not to compete over one year (see Note (19)).

     (6) To record administrative expenses for additional employees and general overhead ($1,000,000).

     (7) To record the income tax effect ($3,078,000) of Notes (4), (5) and (6) at the Company's effective incremental income tax rate of 40%.

     (8) To adjust income taxes for the lower state income tax rate applicable to the Company ($820,000).


ACQUISITION OF TRICON


     (9) To record the original capital contribution by Bell Atlantic as part of the incorporation of TriCon ($135,000).

     (10) To transfer assets and the related debt of TriCon ($53,460,000), not purchased by the Company, to Bell Atlantic and reduce interest earned from financing transactions for the income recorded on such assets in 1993 ($7,667,000).

     (11) To record issuance of notes payable ($83,900,000) to Bell Atlantic by TriCon to repay TriCon's deferred tax liability.


     (12) To record a dividend from TriCon to Bell Atlantic ($26,757,000) and the conversion of the remaining short-term borrowings from affiliates of TriCon ($695,094,000) to a note payable to Bell Atlantic ($721,851,000).



     (13) To record the goodwill created in the acquisition of TriCon ($69,817,000), elimination of the remaining TriCon equity ($284,733,000), the elimination of deferred tax assets ($2,800,000), the debt incurred to finance the acquisition ($130,310,000), the issuance of equity at $32.00 per share, net of the underwriting discount, but before deducting estimated expenses payable by the Company in connection with the Offerings ($216,440,000) and the accrual of various liabilities ($5,000,000). The interest expense related to debt to be replaced with the net proceeds from the Offerings and, therefore, nonrecurring and excluded from the Pro Forma Statement of Consolidated Income From Continuing Operations, is approximately $2,000,000.


     (14) To reflect base fees ($1,500,000) and incremental costs ($759,000) related to an agreement to manage leveraged leases for Bell Atlantic by TriCon.

     (15) To record interest expense ($5,018,000) resulting from the additional debt issued to purchase TriCon and certain debt to Bell Atlantic incurred to fund the deferred tax payment and dividend referred to in Notes (11) and (12), reduced by the interest savings applicable to the debt not transferred in the TriCon acquisition referred to in Note (10).

     (16) To record amortization of goodwill ($3,491,000) based on an amortization period of twenty years (see Note (19)).

     (17) To reduce TriCon's income taxes for the effect of increases in income tax rates for 1993 (principally the increase in the federal tax rate) due to the deferred tax payment and the new tax basis in assets at the beginning of the pro forma period ($3,244,000).

     (18) To record the income tax effect ($6,174,000) of Notes (10) and (14) through (16) at the Company's effective incremental income tax rate of 40%.

     (19) Goodwill may be adjusted as the final allocation of the values of the purchased assets and liabilities is established.


     (20) Pro forma income from continuing operations per common and equivalent share is calculated assuming the 7,000,000 shares of Common Stock are issued.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                           GFC FINANCIAL CORPORATION

RESULTS OF OPERATIONS

  1993 Compared to 1992

     Income from continuing operations for 1993, excluding a $4.9 million adjustment for deferred taxes applicable to leveraged leases ($0.24 per common and equivalent share), rose to $42.7 million ($2.04 per common and equivalent share) from $36.8 million ($1.71 per common and equivalent share) in 1992, a 16% increase in earnings from continuing operations and a 19% increase in earnings per common and equivalent share. The $4.9 million adjustment in 1993 represented the effects of the recent increases in federal and state income tax rates as they applied to deferred income taxes generated by the Company's leveraged lease portfolio. Income from continuing operations for 1993, including the adjustment for deferred taxes, was $37.8 million ($1.80 per common and equivalent share).

     Net income for 1993 was $37.3 million ($1.77 per common and equivalent share). Excluding the $4.9 million deferred tax adjustment, net income for 1993 was $42.2 million ($2.01 per common and equivalent share) compared to $49.0 million ($2.31 per common and equivalent share) in 1992. The primary reason for the lower earnings in 1993 is the loss of $0.5 million ($0.03 per common and equivalent share) reported from discontinued operations in 1993 compared to income of $12.2 million ($0.60 per common and equivalent share) in 1992. The $0.5 million loss for the year consists of $0.8 million of income from Verex's operations and a loss of $1.3 million on the sale of Verex.

     Interest Margins Earned. Interest margins earned, which represent the difference between interest earned from financing transactions and interest expense, increased by 19% in 1993 compared to 1992. These margins were improved significantly by more favorable debt costs in 1993 when compared to 1992 (approximately a 1% reduction in the aggregate cost of debt). Also contributing to the improved margins was the growth of the domestic portfolio and higher prepayment fees, partially offset by the effects of larger foreign exchange gains reported by GEFG in 1992 and the continued winding down of the GEFG portfolio.


     The $12.3 million reduction in interest expense is attributable to more favorable debt costs and the interest savings from the repayment of commercial paper with the proceeds from the Verex sale. The more favorable debt costs, in comparison to 1992, primarily relate to the Company's ability to consistently maintain a matched position throughout 1993 relative to financing its floating-rate assets with floating-rate debt. During the second and third quarters of 1992, the Company, because of the significant refinancing done in connection with the Spin-Off, had to finance a major portion of its floating-rate assets with fixed-rate debt. That fixed-rate debt was subsequently converted to floating-rate debt through interest rate conversion agreements. However, the timing between the issuance of fixed-rate debt and the execution of the interest rate conversion agreements caused interest margins to shrink by approximately $2.8 million in 1992.


     Non-Interest Expense. Although the provision for possible credit losses was lower in 1993, in the opinion of management, such provision was adequate to cover the growth and risk in the portfolio. The reserve for possible credit losses, which is increased by the loss provisions and reduced by write-offs, was 2.3% of funds employed at December 31, 1993. Details of the write-offs by collateral type can be found in Note D of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


     Selling, administrative and other operating expenses increased during 1993 due to the addition of the ABF group acquired from U.S. Bancorp Financial, Inc., expenses that are no longer allocated to discontinued operations and legal expenses incurred in connection with certain problem accounts. See Note N of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.



     Gains on Sale of Assets. Gains on sale of assets were higher in 1993 than in 1992 due to the amount and type of assets sold. Gains in 1993 primarily were derived from the sale of aircraft and other assets held for sale.

     Income Taxes. Income taxes, excluding the $4.9 million adjustment applicable to deferred taxes, were higher in 1993 and more in the range of an ongoing effective tax rate (approximately 36% of income before income taxes) for the Company. The higher income taxes were attributable to the effects of a 1% increase in both federal and state income tax rates, which increased the provision for taxes by approximately $1 million, and to higher income before income taxes. Additionally, in 1992, income taxes were reduced by $3.1 million, representing tax adjustments related to the refinancing of the Company's debt. See Note I of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


     Mortgage Insurance Operations. The Company sold all of the issued and outstanding common stock of Verex in July 1993. The Stock Purchase Agreement ("Agreement") was executed on May 26, 1993, and the sale was consummated on July 16, 1993. The initial cash sale price was approximately $215 million, before transaction costs. The sale price was generally determined by the book value of the Verex assets plus a premium of $6 million and an adjustment for the difference between market value and book value of Verex's investment portfolio, calculated as prescribed more fully by the Agreement. Adjustments to the sale were made in the fourth quarter of 1993 to reflect estimated transaction costs and additional liabilities, resulting in a $1.3 million loss on the sale of Verex.


     The loss from discontinued operations for 1993 was $0.5 million compared to income of $12.2 million in 1992. The $0.5 million loss for the year consists of $0.8 million of income from operations and the loss of $1.3 million on the sale of Verex. The $0.8 million in income from Verex's operations represents income through the sale date and the accrual of expenses necessary to complete the disposition of the remaining assets and liabilities of Verex which were retained by the Company.

  1992 Compared to 1991

     Income from continuing operations, after taxes, for 1992 was $36.8 million compared to a loss of $38.7 million in 1991. The 1991 results from continuing operations included $69 million (after-tax) of restructuring and other charges as part of the Spin-Off. Excluding the effects of the restructuring and other charges recorded in 1991, income from continuing operations in 1992 increased by 21% over 1991 ($36.8 million compared to $30.3 million).

     Net income for 1992 rose to $49 million from a net loss of $52.5 million in 1991. The results for 1991 (both continuing and discontinued operations) included restructuring and other charges of $83 million (after-tax).

     The following discussion of results of operations excludes the $69 million (after-tax) of restructuring and other charges recorded in 1991.

     Interest Margins Earned. Interest margins earned increased by 11% in 1992 compared to 1991. This increase primarily was attributable to higher margins in the domestic portfolio ($83.4 million in 1992 compared to $73.6 million in 1991) which grew by $277.5 million in 1992. GEFG's interest margins earned increased by $1.0 million in 1992 as a result of $47.2 million of additional capital infused by Dial in December 1991 as part of the Spin-Off. The effect of this capital infusion helped to offset the reduction in margins caused by the continued liquidation of the GEFG portfolio.

     During the second and third quarters of 1992, GFC, because of the significant refinancing done in connection with the Spin-Off, had to finance a major portion of its floating-rate assets with fixed-rate debt. That fixed-rate debt was subsequently converted to floating-rate debt through interest rate conversion agreements. The timing between the issuance of fixed-rate debt and the execution of interest rate conversion agreements resulted in a decrease in margins of approximately $2.8 million. GFC was able to liquidate a substantial portion of its Latin American assets for gains of $3.1 million, which offset the adverse effect of the temporary imbalance of rate-sensitive assets and liabilities.

     Also contributing to the improved interest margins were the effects of lower nonaccruals, which averaged $114 million in 1992 compared to $185 million in 1991, high prepayment fees and interest expense reductions related to the refinancing of high cost fixed-rate debt during 1991 and 1992. These increases were partially offset by the effect of recognizing $6.3 million of additional income in 1991, related to the leveraged lease portfolio, with no comparable amount being recognized in 1992.


     Non-interest Expense. Provisions for possible credit losses were lower in 1992 but, nevertheless, management believes they were adequate to cover the growth and risk in the portfolio. A breakdown of the write-offs by collateral type can be found in Note D of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


     Selling, administrative and other operating expenses increased during 1992 due to additional costs associated with being a public company, the ongoing downsizing of GEFG (which included $1.3 million of after-tax employee termination costs) and normal cost increases. See Note N of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


     Gains on Sale of Assets. Gains on sale of assets were lower in 1992 than in 1991 due to reduced quantities and values of assets coming off lease. This reduction was the result of the gradual runoff of the Company's lease portfolio.



     Income Taxes. The effective income tax rate for 1992 was lower than the statutory rate primarily because of a $3.1 million reduction in taxes for tax benefits related to the expenses of refinancing the Company's debt. See Note I of Notes to Consolidated Financial Statements of the Company, included elsewhere in this Prospectus.


     Mortgage Insurance Operations. Income from the discontinued mortgage insurance operations (before federal income tax settlements) was $3.1 million in 1992 compared to $16.8 million in 1991. The 1992 results included a special charge of $11.4 million ($7.5 million after-tax) to strengthen loss reserves and were adversely affected by a decline in investment yields and a decrease in premium volume resulting from high levels of mortgage loan refinancing. After income tax credits of $9.1 million in 1992 and charges of $15.4 million in 1991, income from discontinued operations improved to $12.2 million in 1992 from $1.4 million in 1991.

ACQUISITION OF AMBASSADOR AND TRICON -- IMPACT ON THE COMPANY

     The acquisition of Ambassador and TriCon have significantly increased the Company's assets and pro forma earnings. On a pro forma basis, at December 31, 1993, the Company's total assets would have been approximately $5 billion, with income from continuing operations for the twelve months ended December 31, 1993 of approximately $72 million, before a one-time $4.9 million adjustment for deferred taxes applicable to leveraged leases.

     Prior to the acquisitions of Ambassador and TriCon, the Company analyzed the impact of the acquisitions on its core commercial finance business in several key areas, as described below.

Consistent Business Strategy

     TriCon and Ambassador each pursued a niche-oriented business strategy similar to that followed by the Company.

     Ambassador serves factoring clients and asset based borrowers, primarily in the northeast, which are not actively pursued by larger factoring companies or other asset based lenders due to (i) the size of the customer, (ii) the complexity or type of assets serving as loan collateral or (iii) the clients' need for a level of service which Ambassador's competitors are unwilling or unable to provide because of their higher operating costs.

     TriCon is a niche-oriented provider of commercial lending and equipment financing products and services to a segmented group of customers throughout the United States. TriCon emphasizes market or industry niches in which its ability to offer products and services tailored to the individual needs and objectives of each customer enables it to differentiate itself from its competitors and to command pricing which provides a satisfactory spread over TriCon's cost of funds.

     As a result of the existing business strategies of Ambassador and TriCon, management believes the acquisitions of Ambassador and TriCon strengthen the Company's ability to execute its fundamental business strategy (see
"Business -- Business Strategy").

Management


     Prior to being acquired by the Company, Ambassador and TriCon each operated on an essentially autonomous basis with little reliance on Fleet or Bell Atlantic, respectively, except in areas such as external financing and employee welfare and retirement benefits. Prior to entering into the transaction with the Company, Bell Atlantic intended to sell 100% of the stock of TriCon in an initial public offering. In connection with that proposed offering, TriCon received investment grade ratings from Standard & Poor's Corporation, Moody's Investor Service, Inc. and Duff & Phelps Credit Rating Co. Bell Atlantic would have held approximately $1.4 billion of TriCon's senior debt upon completion of that offering and continues to hold such debt. The Company believes these factors underscore the ability of TriCon's management to operate that company and to supplement the Company's management team. Upon the acquisition of both Ambassador and TriCon, the Company entered into employment agreements having initial terms of three years with certain key management employees of Ambassador and TriCon. As a result, while there can be no assurance that Ambassador's or TriCon's management will remain with the Company, the Company believes it will be able to preserve management continuity at both companies for the foreseeable future.


Asset Quality

     In 1990, TriCon initiated a comprehensive plan for achieving independent investment grade debt ratings. TriCon's plan, among other things, furthered the development of its focus on niche market sectors in the commercial and equipment finance industries. In addition, consistent with a heightened focus on portfolio credit quality, related strategies were initiated to strengthen TriCon's operations, underwriting standards and internal controls for the administration of credit risk. As part of this process, procedures for the early identification of potential problem accounts, more active management of nonearning accounts and aggressive recognition of credit losses were adopted.


     TriCon operates in business segments which historically have generated a higher amount of write-offs than those experienced by GFC. This higher level of write-offs is generally taken into account by the management of TriCon in pricing its financing products. During the last three years, TriCon's average interest margins earned (interest from financing transactions less interest expense) on financing assets were approximately 150 basis points higher than GFC's average interest margins for the same period. This in part reflects the additional yield TriCon is able to generate on its financing products, which helps offset the expected higher levels of write-offs.

     The table below sets forth certain information regarding TriCon's credit quality statistics:


                                                                  AT OR FOR THE YEAR ENDED
                                                                     DECEMBER 31,(1)(2)
                                                             ----------------------------------
                          TRICON                               1993         1992         1991
- -----------------------------------------------------------  --------     --------     --------
                                                                     (DOLLARS IN THOUSANDS)
Nonearning assets..........................................  $ 63,201     $ 78,655     $ 76,645
Reserve and accrued liabilities for possible credit
  losses...................................................    57,337       65,639       57,991
Write-offs.................................................    38,884       32,771       24,391
Write-offs as a percentage of average funds employed and
  securitizations(3)(4)....................................       1.9%         1.7%         1.3%
Nonearning assets as a percentage of funds employed and
  securitizations(3)(4)....................................       3.0%         3.8%         4.0%
Reserve and accrued liabilities for possible credit losses
  as a percentage of funds employed and
  securitizations(3)(4)....................................       2.7%         3.2%         3.0%
Reserve and accrued liabilities for possible credit losses
  as a
  multiple of write-offs...................................       1.5x         2.0x         2.4x
Reserve and accrued liabilities for possible credit losses
  as a percentage of nonearning assets.....................      90.7%        83.5%        75.7%


- ---------------

(1) TriCon accounts are generally considered nonearning when delinquent over 120 days.


(2) The table excludes assets not purchased by the Company.

(3) Funds employed represent investments in financing transactions before the reserve for possible credit losses.


(4) Securitizations are assets sold under securitization agreements and managed by TriCon.



     Ambassador also operates in business segments in which it experiences higher amounts of nonearning assets and write-offs than those historically experienced by GFC. At November 30, 1993, approximately 4.5% of Ambassador's $336 million loan portfolio was nonearning and write-offs for the eleven months ended November 30, 1993 were approximately $7.3 million. These higher levels of nonearning assets and write-offs have historically been offset by the higher interest margins Ambassador generates on its financing assets. In 1993, Ambassador's net interest margins including factoring fees were 500 basis points higher than GFC's interest margins.

     The tables below set forth certain information regarding Ambassador's credit quality statistics and the Company's credit quality statistics on a pro forma basis, including Ambassador and TriCon:


                                                                  AT OR FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                             ----------------------------------
                        AMBASSADOR                           1993(1)        1992         1991
- -----------------------------------------------------------  --------     --------     --------
                                                                    (DOLLARS IN THOUSANDS)
Nonearning assets..........................................  $ 14,935     $ 15,833     $ 14,231
Reserve for possible credit losses.........................     9,207        7,993        9,818
Write-offs.................................................     7,349       13,929        5,868
Write-offs as a percentage of average funds employed.......       2.2%         4.4%         2.0%
Nonearning assets as a percentage of funds employed........       4.5%         4.9%         4.6%
Reserve for possible credit losses as a percentage of funds
  employed.................................................       2.8%         2.5%         3.2%
Reserve for possible credit losses as a multiple of
  write-offs...............................................       1.3x         0.6x         1.7x
Reserve for possible credit losses as a percentage of
  nonearning assets........................................      61.6%        50.5%        69.0%



                                                                  AT OR FOR THE YEAR ENDED
                                                                     DECEMBER 31,(2)(3)
                                                             ----------------------------------
                  THE COMPANY, PRO FORMA                     1993(1)        1992         1991
- -----------------------------------------------------------  --------     --------     --------
                                                                    (DOLLARS IN THOUSANDS)
Nonearning assets(4).......................................  $180,743     $194,910     $202,172
Reserve and accrued liabilities for possible credit
  losses...................................................   130,824      142,923      155,409
Write-offs.................................................    58,808       70,361       98,605(5)
Write-offs as a percentage of average funds employed and
  securitizations..........................................       1.2%         1.5%         2.2%
Nonearning assets as a percentage of funds employed and
  securitizations..........................................       3.4%         4.1%         4.5%
Reserve and accrued liabilities for possible credit losses
  as a percentage of funds employed and securitizations....       2.5%         3.0%         3.5%
Reserve and accrued liabilities for possible credit losses
  as a multiple of write-offs..............................       2.2x         2.0x         1.6x
Reserve and accrued liabilities for possible credit losses
  as a percentage of nonearning assets.....................      72.4%        73.3%        76.9%


- ---------------
(1) The Ambassador historical and the pro forma combined information for 1993 includes information for Ambassador at or for the eleven months ended November 30, 1993.


(2) Excludes assets not purchased by the Company.



(3) Accounts are generally considered delinquent after 90 days except for TriCon accounts, which are generally considered delinquent after 120 days.



(4) Nonearning assets for the Company consist of nonaccruing contracts and nonearning repossessed assets. See Note D of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.



(5) In the fourth quarter of 1991, the Company recorded a special provision for possible credit losses of $65,000,000 and recorded write-offs of $15,000,000 related to nonearning assets in the GEFG portfolio and a $47,759,000 write-down to reduce Latin American assets to current market value.


     For more information on the Company's credit quality statistics on a stand-alone basis see "Selected Consolidated Financial Data" and Note D of Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


TriCon Portfolio Composition.



     The total assets under the management of TriCon consist of TriCon's portfolio of owned lease and loan assets plus certain assets that are owned by others but managed by TriCon and are not reflected on TriCon's balance sheet. At December 31, 1993, the portfolio assets were approximately $1.8 billion. At that date, the assets of others managed by TriCon were approximately $1.3 billion, consisting of approximately $343.8 million of assets originated by TriCon but sold to others in securitizations and approximately $975.7 million of net lease receivables relating to the leveraged lease and project finance portfolio retained by Bell Atlantic.

     TriCon's primary financing products are finance leases, operating leases, collateralized loans and inventory and receivable financing. The portfolio assets are diversified across types of financed equipment with the largest equipment concentrations being personal computers and individual workstation data processing equipment, health care equipment, communications equipment, furniture and fixtures, office machines and diversified commercial use equipment. The portfolio assets also include real estate-related assets, collateralized primarily by real estate and equipment held as collateral in conjunction with its health care and franchise-based food service equipment financings, and, to a lesser extent, a portfolio of general commercial real estate mortgages currently being managed for liquidation.



     As of December 31, 1993, excluding assets not purchased by the Company, TriCon's customer base included approximately 70,000 customer accounts; its largest exposure to any single customer was approximately $33.0 million or approximately 1.5% of the portfolio assets and securitizations.



Pro Forma Portfolio Diversification



     At December 31, 1993, the Company's pro forma carrying amount of the investment in financing transactions and securitizations, including the estimated residual value of leased assets upon lease termination (before reserve for possible credit losses) consisted of the following types of loans and collateral:


                      PRO FORMA PORTFOLIO DIVERSIFICATION
                         BY TYPE OF LOAN AND COLLATERAL
                              AT DECEMBER 31, 1993


                                                                                              PRO FORMA
                                  GFC FINANCIAL CORPORATION                                PERCENT OF TOTAL
                                       AND AMBASSADOR         TRICON(1)    PRO FORMA(1)   CARRYING AMOUNT(1)
                                  -------------------------   ----------   ------------   ------------------
                                                             (DOLLARS IN THOUSANDS)
Asset Based Finance.............         $   373,528          $  203,506    $  577,034            11.0%
Aircraft & Related Equipment....             556,856              14,279       571,135            10.8
Timeshare Resort Receivables....             563,214                           563,214            10.7
Communications Finance..........             507,723                           507,723             9.6
Commercial Real Estate..........             354,318             140,970       495,288             9.4
Diversified Commercial
  Equipment.....................                                 306,245       306,245             5.8
Data Processing Equipment.......                                 295,469       295,469             5.6
Health Care Equipment...........                                 278,851       278,851             5.3
Real Estate Leveraged Leases....             196,915                           196,915             3.7
Health Care Real Estate.........                                 195,300       195,300             3.7
Telecommunications..............                                 179,766       179,766             3.4
Diversified Commercial Real
  Estate........................                                 168,900       168,900             3.2
Furniture and Fixtures..........                                 155,244       155,244             2.9
Office Machines.................                                 151,925       151,925             2.9
Factoring Finance...............             137,196                           137,196             2.6
Production & Processing
  Equipment.....................             134,816                           134,816             2.6
Land Receivables................              74,053                            74,053             1.4
Railroad Equipment..............              73,762                            73,762             1.4
Other(2)........................             208,846                           208,846             4.0
                                       -------------          ----------   ------------         ------
     Total Funds Employed.......         $ 3,181,227          $2,090,455    $5,271,682           100.0%
                                       -------------          ----------   ------------         ------
                                       -------------          ----------   ------------         ------


- ---------------
(1) Excludes assets not purchased by the Company.


(2) Other includes different classes of commercial and industrial contract receivables, none of which accounted for more than 1% of the aggregate carrying amount of the net investment in financing transactions.

     The carrying amount of the investment in financing transactions and securitizations, including the estimated residual value of leased assets upon lease termination (before reserve for possible credit losses) on a pro forma basis by state at December 31, 1993 is as follows:


                      PRO FORMA PORTFOLIO DIVERSIFICATION
                                    BY STATE

                              AT DECEMBER 31, 1993



                                    GFC FINANCIAL                                        PRO FORMA
                                     CORPORATION                      PRO FORMA       PERCENT OF TOTAL
              STATE                 AND AMBASSADOR     TRICON(1)       TOTAL(1)      CARRYING AMOUNT(1)
- ----------------------------------  --------------     ----------     ----------     ------------------
                                                         (DOLLARS IN THOUSANDS)
California........................    $  419,887       $  338,840     $  758,727             14.4%
New York..........................       392,031          108,178        500,209              9.5
Texas.............................       222,151          224,706        446,857              8.5
Florida...........................       159,185          117,960        277,145              5.3
New Jersey........................       106,263          121,321        227,584              4.3
Pennsylvania......................        79,021          112,773        191,794              3.6
Michigan..........................       104,712           63,967        168,679              3.2
Arizona...........................       119,218           30,916        150,134              2.8
Illinois..........................        87,076           59,506        146,582              2.8
Maryland..........................        53,886           71,633        125,519              2.4
Nevada............................       111,242            7,989        119,231              2.3
Washington........................        70,127           42,743        112,870              2.1
Georgia...........................        54,995           53,872        108,867              2.1
Other(2)..........................     1,201,433          736,051      1,937,484             36.7
                                    --------------     ----------     ----------           ------
     Total Funds Employed.........    $3,181,227       $2,090,455     $5,271,682            100.0%
                                    --------------     ----------     ----------           ------
                                    --------------     ----------     ----------           ------


- ---------------

(1) Excludes assets not purchased by the Company.


(2) Other includes all other states which, on an individual basis, represent less than 2% of the total, and international, which represents approximately 5% of the total.


Capital Structure and Leverage


     After giving effect to the Offerings, contribution of the estimated net proceeds therefrom to GFC, and application of such funds by GFC to the repayment of indebtedness, GFC (including TriCon and Ambassador) will have a leverage ratio as measured by total debt to shareholder's equity (which on a pro forma basis amounted to $3.8 billion and $720 million, respectively, at December 31,
1993) equal to approximately 5.3 to 1. GFC's revolving credit agreements currently permit GFC to operate at a leverage ratio of up to 7.0 to 1. That revolving credit agreement leverage ratio is expected to change initially to 6.5 to 1, using a somewhat different test, upon effectiveness of the proposed expanded revolving credit facility, and will increase subsequently to 7.0 to 1 under that new test. See "Liquidity and Capital Resources." Management believes GFC will continue to be able to fund expected future asset growth through the issuance of additional indebtedness and retention of future earnings while operating within GFC's leverage constraints, although there can be no assurance of its ability to do so.


Growth Rate


     In 1990, Bell Atlantic imposed capital constraints on TriCon as a result of a strategic redirection of Bell Atlantic's business, which curtailed TriCon's capacity for asset growth. The Company intends to remove such constraints and believes that TriCon, as part of the Company, is capable of producing growth in quality assets. The Company seeks to capitalize on the complementary nature of the financial products and services offered by GFC, TriCon and Ambassador and to build on the strengths of each of its lines of business. Management believes that TriCon's marketing orientation fits well with the Company's emphasis on value added products and services in focused niches of the commercial finance business and further diversifies the Company's revenue sources and loan portfolio. In addition, management believes the acquisition of TriCon gives the Company significant critical mass, important economies of scale and allows the Company to compete over a greater range of services.


     Certain of TriCon's business segments are cyclical and tend to experience a greater demand for their financing products and services at a time when the U.S. economy is expanding and lower demand during recessionary periods. In addition, certain of TriCon's equipment financing products are dependent on the Company's ability to utilize on a current basis the federal and state tax benefits associated with those products. On a combined basis, management believes that the Company will have a federal and state income tax position which will permit TriCon to market its tax-oriented equipment financing products. As a result of these factors, management believes that the acquisition of TriCon will not adversely affect the Company's ability to achieve internal portfolio growth at a satisfactory rate, although there can be no assurance of such continued growth.


Securitizations

     TriCon has diversified its funding sources over the past several years to include securitizations. This practice allowed TriCon to reduce its dependency on medium-term debt supported by Bell Atlantic while operating under capital constraints imposed by Bell Atlantic. Securitizations are used as an alternative to medium-term financing to obtain funds for redeployment in the business. These transactions also provide for near perfect match funding as the repayment of proceeds raised by the securitization are matched with the future expected cash flow of the assets being securitized. At December 31, 1993 total assets securitized by TriCon were approximately $344 million and the accrued liability for estimated losses under TriCon's securitization programs was approximately $14.1 million. Securitization transactions reduce TriCon's investment in finance leases, except to the extent that the proceeds are reinvested in new finance leases. The future revenue stream of the securitized assets, in excess of the income allocated to the purchasers, is recharacterized into two components, (i) servicing fee income which is recognized as received over time, and (ii) gain on sale. During 1994, the Company expects to utilize securitizations of selected TriCon assets consistent with TriCon's historical experience. However, in the future the Company may reduce the utilization of asset securitizations. Reduced utilization of securitizations would have the result of reducing net income in the near term since no gain on the sale of assets would be recorded. However, earnings from assets retained and not securitized would continue to be recognized over the life of the assets. The Company estimates that if TriCon had not engaged in any securitizations, but had instead retained the earning assets, income before cumulative effect of changes in accounting principles from TriCon would have changed in 1991 from $23.4 million to $20.5 million, in 1992 from $27.4 million to $27.7 million, and in 1993 from $31.6 million to $35.0 million. TriCon did not engage in any securitizations prior to 1990.

Seasonality of TriCon Income


     TriCon usually experiences increases in its volume of new lease originations during the fourth quarter of each year for various reasons, including the tax attributes of the assets being financed. TriCon has the option to securitize its assets at any time during the year, but it has historically used securitizations to fund the increased volume of lease transactions or to reduce the debt incurred to fund such additions during the fourth quarter. As a result, TriCon has experienced higher net income during such fourth quarters.


Liquidity and Capital Resources


     The Company's sources of liquidity are funds from operations, proceeds from the Offerings, external debt or equity financings and securitizations. GFC recently filed a shelf-registration statement with the Commission that would provide for the issuance of up to $1.0 billion of senior debt securities. Additionally, GFC currently maintains a three-year revolving credit facility with numerous lenders, in the aggregate principal amount of $700 million. Separately, GFC also has a 364-day revolving credit facility in the aggregate principal amount of $200 million. GFC is currently in negotiation with its banks to expand the aggregate principal amount of the three-year revolving credit facility from $700 million up to approximately $1.2 to $1.5 billion through a bank syndicate. The new revolving credit agreement would be subject to the completion of the Offerings and the investment by the Company of a substantial portion of the net proceeds from the Offerings in GFC, as well as negotiation and execution of definitive documentation and other terms and conditions usual and customary for transactions of that nature. While the Company believes it will be successful in obtaining an expansion of such facilities, there can be no assurance of that result. If an expansion of the revolving facility is not successfully negotiated, the Company and GFC believe they have other alternatives available to them, including the sale of additional debt or equity securities, although the ability to do so will depend on various factors including then-current market conditions and the Company's financial condition.



     Debt repayments due in 1994 will be approximately $1.12 billion, consisting of approximately $722 million payable to Bell Atlantic, approximately $219 million payable through Bell Atlantic to other third party creditors of TriCon and approximately $179 million payable to creditors of GFC. The Company believes that its current financial resources and anticipated future cash flows, together with the proceeds of the Offerings and sale of commercial paper, supported by the anticipated debt facilities referred to above, will be adequate to fund the Company's 1994 debt repayments and operating requirements.

                                    BUSINESS

GENERAL


     The Company, through its wholly owned subsidiaries, is in the business of providing collateralized financing in focused market niches primarily in the United States. The Company extends revolving credit facilities, term loans and equipment and real estate financing to "middle-market" businesses with financing needs falling generally between $500,000 and $35 million. The Company also offers financing programs to manufacturers, distributors, vendors and franchisors which facilitate the sale in the United States of their products to end-users. The Company currently operates in 15 specific industry or market niches in which its expertise in evaluating the creditworthiness of prospective customers and its ability to provide value-added services enables the Company to differentiate itself from its competitors and to command loan pricing which provides a satisfactory spread over the Company's borrowing costs.



     The Company seeks to maintain a high quality portfolio and to minimize nonearning assets and write-offs by using clearly defined underwriting criteria, stringent portfolio management techniques and by diversifying its lending activities geographically and among a range of industries, customers and loan products. Because of the diversity of the Company's portfolio, the Company believes it is better able to manage competitive changes in its markets and to withstand the impact of deteriorating economic conditions on a regional or national basis.


     The Company's activities include:

GFC BUSINESS SEGMENTS

     - Corporate Finance. The Corporate Finance group provides financing, generally in the range of $2 million to $25 million, focusing on middle-market businesses nationally, including distribution, wholesale, retail, manufacturing and service industries. The group's lending is primarily in the form of term loans secured by the assets of the borrower, with significant emphasis on cash flow as the source of repayment of the secured loan.

     - Transportation Finance. The Transportation Finance group structures secured financings for specialized areas of the transportation industry, principally involving domestic and foreign used aircraft, as well as domestic short-line railroads and used rail equipment. Typical transactions involve financing up to 80% of the fair market value of used equipment in the $3 million to $30 million range. Traditionally focused on the domestic marketplace, Transportation Finance established a London, England office in 1992, broadening its product line to include international aircraft loans.


     - Communications Finance. The Communications Finance group specializes in radio and television. Other markets include cable television, print and outdoor media services in the United States. GFC extends secured loans to communications businesses requiring funds for recapitalization, refinancing or acquisition. Loan sizes generally are from $3 million to $35 million.



     - Commercial Real Estate Finance. The Commercial Real Estate group provides cash-flow-based financing primarily for acquisitions and refinancings to experienced real estate developers and owner tenants of income-producing properties in the United States. GFC concentrates on secured financing opportunities, generally between $3 million and $30 million, involving senior mortgage term loans on owner-occupied commercial real estate. GFC's portfolio of real estate leveraged leases is also managed as part of the commercial real estate portfolio.



     - Resort Finance. The Resort Finance group focuses on successful, experienced resort developers, primarily of timeshare resorts, second home resort communities, golf resorts and resort hotels. Extending funds through a variety of lending options, the Resort Finance group provides loans and lines of credit ranging from $3 million to $30 million for construction, acquisitions, receivables financing and purchases and other uses. Through GFC's subsidiary, GFC Portfolio Services, Inc., the Resort Finance group offers expanded convenience and service to its customers. Professional receivables collections and cash management gives developers the ability of having loan-related administrative functions performed for them by GFC.

     - Asset Based Finance. Acquired in early 1993, the ABF group offers a full range of nationwide collateral-oriented lending programs to middle-market businesses including manufacturers, wholesalers and distributors. GFC's ABF group mainly provides revolving lines of credit ranging between $2 million and $25 million, often partnering with the Corporate Finance group to offer convenient "one-stop" financing to businesses.



     - Consumer Rediscount Finance. The Consumer Rediscount Group provides $2 million to $25 million revolving credit lines to regional consumer finance companies which in turn extend credit to consumers. GFC's customers provide credit to consumers to finance home improvements, automobile purchases, insurance premiums and for a variety of other financial needs.


     - Ambassador Factors. Ambassador provides accounts receivable factoring and asset-based lending in amounts generally ranging from $500,000 to $3 million principally to small and medium-sized textile and apparel manufacturers and importers.

     In conjunction with the liquidation of the GEFG portfolio, GEFG surrendered the banking license of its United Kingdom bank, Greyhound Bank PLC. GEFG operates a finance group that was primarily involved in lending to individuals in the United Kingdom secured by second mortgages on residential real estate. GEFG ceased writing new consumer finance business in the first quarter of 1991, but continues to administer and collect loans previously made.

TRICON BUSINESS SEGMENTS

     TriCon is a niche oriented provider of commercial finance and equipment leasing services to a segmented group of borrowers and lessees throughout the United States. TriCon conducts its operations through seven specialized business groups which provide financial products and services to three specific market sectors of the commercial finance industry: the End-User Sector, the Program Finance Sector and the Capital Services Sector.

     END-USER SECTOR. The customers in the End-User Sector use the assets which TriCon finances or leases for the ongoing operation of their businesses. The equipment which TriCon leases to its customers is typically purchased from an equipment manufacturer, vendor or dealer selected by the customer. The three specialized business groups associated with this market sector and the services provided by TriCon to customers of each business group include:


     - Medical Finance. Equipment and real estate financing and asset management services targeting the top 2,400 health care providers in the United States.



     - Commercial Equipment Finance. Direct finance leasing of, and lending for, general business equipment to quality commercial business enterprises which lack ready access to the public finance markets.



     - Government Finance. Primarily tax-exempt financing to state and local governments. Due to tax benefit limitations, TriCon sells a substantial portion of the tax-exempt assets generated by the Government Finance group through syndications or securitizations to third parties. In addition, TriCon has generated fee income by arranging for the sale of originations of such assets through public offerings.



     PROGRAM FINANCE SECTOR. TriCon's business groups in the Program Finance Sector provide financing programs to help manufacturers, distributors, vendors and franchisors facilitate the sale of their products or services. The three specialized business groups associated with this market sector and the services provided by TriCon to customers of each business group include:



     - Vendor Services. Point-of-sale financing programs and support services for regional and national manufacturers, distributors and vendors of equipment classified as "small ticket" in transaction size (generally transactions with an equipment cost of less than $250,000). The equipment which TriCon leases to the ultimate end-user is typically sold to TriCon by the vendor participating in the financing program.

     - Franchise Finance. Equipment and total facility financing programs for the franchise-based food service industry. The equipment which TriCon leases to the ultimate end-user is typically purchased by TriCon from an equipment manufacturer, vendor or dealer selected by the end-user.



     - Commercial Credit Services. Accounts receivable and inventory lending for manufacturers and major distributors, manufacturer-sponsored inventory financing for office equipment dealers and telecommunications receivables financing for regional providers of long distance operator services.



     CAPITAL SERVICES SECTOR. The Capital Services Sector has one business group which focuses on the management and origination of highly structured financing of "large ticket" commercial equipment (generally transactions involving the sale or lease of equipment with a cost in excess of $15 million), primarily leveraged leases for major corporations. The equipment which TriCon leases to its customers is typically purchased from an equipment manufacturer, vendor or dealer selected by the customer.


BUSINESS STRATEGY


     Following the Spin-Off in March 1992, the Company decided to focus its resources and capital on its core domestic commercial finance activities. The Company embarked on a program of selling or winding down those businesses included in the Spin-Off that were not associated with the Company's core domestic commercial finance activities. The Company has concentrated on redeploying the capital previously invested in such businesses to support internal portfolio growth and to make selected acquisitions which complement the Company's core operations. This strategy has resulted in (i) the managed liquidation and sale of the GEFG and Latin American loan portfolios, (ii) an increase (excluding acquisitions) in GFC's domestic loan portfolio from December 31, 1991 to December 31, 1993 of $700 million or 36%, (iii) the acquisition of the ABF group from U.S. Bancorp, (iv) the sale of Verex, (v) the acquisition of Ambassador, and (vi) the acquisition of TriCon. As a result of management's execution of its business strategy, management believes that the Company now ranks among the largest independent commercial finance companies, based on assets, in the United States, and can direct its energies primarily on its core business operations in the United States, rather than on terminating discontinued operations.


     Through GFC, the Company has been engaged in collateralized lending and equipment leasing and financing for over 40 years. Since 1987, GFC's focus has been on niche-oriented "middle-market" lending involving the extension of revolving credit facilities, term loans and equipment financing to businesses with financing needs generally falling between $500,000 and $35 million.

     The Company seeks to achieve superior financial performance on a consistent basis by adhering to certain fundamental principles in managing its commercial finance business:

     - Niche Focus. The Company seeks to compete in industry or market niches in which its expertise in evaluating the creditworthiness of prospective customers and its ability to provide value-added services enables the Company to differentiate itself from its competitors and command loan pricing which provides a satisfactory spread over the Company's borrowing costs. The Company currently operates in 15 specific market or industry niches (see "GFC Business Segments" and "TriCon Business Segments"). The Company generally avoids competing solely on the basis of the interest rate or fees charged to the customer for the Company's loan products and services. The Company makes a determination of return on equity for each new financing transaction which it funds. The determination of the expected return on equity on any one transaction takes into account loan origination and administration costs, historical write-off experience in each of the Company's business segments, overhead allocations and the size and expected term of the financing.

     - Maintenance of Asset Quality. The Company seeks to maintain a high quality loan portfolio and to minimize nonearning assets and write-offs by using clearly defined underwriting criteria for each of the Company's 15 business segments, a stringent underwriting process and limited delegation of credit authority. In addition, the Company actively manages its portfolio by diversifying its financing activities geographically and among a range of industries, customers and loan products. Because of the diversity of the Company's portfolio, the Company believes it is better able to manage competitive changes in its markets and to withstand the impact of deteriorating economic conditions on a regional or national basis.


     - Asset/Liability Management. The Company seeks to maintain a match-funded position in its financing transactions and borrowings so as to minimize exposure to changing interest rates. The Company generally follows a policy of funding floating rate assets with floating rate borrowings and funding fixed rate assets with fixed rate debt, deferred tax liabilities or with its equity capital. Substantially all of the Company's floating rate assets are priced using the prime rate, which is set by major U.S. banks, while its floating rate debt is generally priced using the London Interbank Offered Rate ("LIBOR"), which is dictated by market conditions. From time to time, the Company hedges against a contraction in favorable spreads between prime and LIBOR. At December 31, 1993, the Company had entered into interest rate hedge agreements to fix the spread between the prime rate and LIBOR, at 2.3% on a notional principal amount of $750 million. Management believes that the Company's results of operations should not be materially affected by changing interest rates because of its asset/liability management policies, although there can be no assurance of such a result.


     - Cost Controls. The Company actively attempts to maximize employee productivity and to manage selling, administrative and other operating expenses actively so as to optimize earnings and to enhance its competitive position. Management believes its operating costs are lower than many of its competitors when viewed either as a percentage of total assets or as a percentage of net interest margins earned. As a result, while certain of the Company's larger competitors may enjoy a lower cost of funds, management believes that advantage is often offset, at least in part, by the Company's lower operating costs.


     - Acquisitions. Management considers selective acquisitions which complement the Company's core commercial finance business to be an element in its overall business strategy. Acquisitions permit the Company to secure a presence in a particular industry or market niche quickly while simultaneously giving the Company a seasoned loan portfolio, experienced management and an existing loan origination, underwriting and administrative infrastructure. The Company is neither currently evaluating any prospective acquisition opportunities nor is management contemplating making any significant acquisitions during the balance of 1994. However, management will consider appropriate opportunities as they arise, and acquisitions are expected to continue to represent one component of the Company's longer-term growth strategy.


EMPLOYEES

     At December 31, 1993, after giving effect to the Ambassador and TriCon acquisitions, the Company had 872 employees, consisting of 14 (the Company), 230
(GFC), 31 (GEFG), 525 (TriCon) and 72 (Ambassador). None of such employees is covered by collective bargaining agreements. The Company believes its employee relations are satisfactory.

PROPERTIES


     The principal executive offices of the Company and GFC are located in premises leased from Dial in Phoenix, Arizona. GFC operates six additional offices in the United States, and GEFG operates one office in Europe. All such properties are leased.



     TriCon's principal office and headquarters is located in Paramus, New Jersey. TriCon also operates 14 additional offices in the United States and has a marketing or administrative staff in 16 additional locations. All such properties are leased.


     The Company believes alternative office space could be obtained without difficulty in the event leases are not renewed.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS


     The following discussion summarizes certain Federal income tax consequences generally applicable to the ownership and disposition of the Common Stock by a holder who is not a United States Person ("Non-U.S. Holder"). The term "United States Person" means a citizen or resident of the Untied States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or an estate or trust, the income of which is subject to Federal income taxation regardless of its source. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and judicial and administrative interpretations now in effect, all of which are subject to change. The discussion, which is for general information only and does not constitute tax advice, does not purport to deal with all aspects of United States Federal income taxation that may be relevant to a Non-U.S. Holder and does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction. NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THE OFFERINGS.


     Dividends. A dividend paid by the Company to a Non-U.S. Holder generally will be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the Untied States by the Non-U.S. Holder, in which case the dividend will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-U.S. Holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.


     Gain on Disposition. A Non-U.S. Holder generally will not be subject to United States Federal income tax (subject to the discussion of FIRPTA and backup withholding below) on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or disposition and either has a "tax home" (as defined for United States Federal income tax purposes) in the United States or an office or other fixed place of business in the United States to which the sale or disposition is attributable.


     FIRPTA. A Non-U.S. Holder of Common Stock may be subject to Federal income tax under certain rules added to the Code by the Foreign Investment in Real Property Tax Act ("FIRPTA tax") on a sale or other disposition of such Common Stock if, in accordance with certain rules, the Company is or has been a United States real property holding corporation ("USRPHC") within the preceding five years or the period of such holder's ownership of such Common Stock, if shorter (the "FIRPTA period"). A required withholding in respect of FIRPTA tax ("FIRPTA withholding") is imposed at a rate of 10% of the amount realized on certain sales or other dispositions of stock in USRPHCs.

     FIRPTA does not apply to persons who beneficially own less than 5 percent of the total fair market value of stock in a company at all times during the five-year period ending on the date of disposition if such stock is regularly traded on an established securities market located in the United States. The Company's Common Stock qualifies for this exception and therefore Non-U.S. Holders meeting the less than 5% test will not be subject to FIRPTA tax even if the company otherwise is a USRPHC.

     A Non-U.S. Holder of Common Stock also could generally avoid FIRPTA tax and withholding if he obtains a statement from the Company to the effect that the Company is not and has not been a USRPHC within the FIRPTA period and the Company provides certain information to the IRS, including the name, address and identification number (if any) of the Non-U.S. Holder requesting the statement. Treasury Regulations require that the Company provide upon request of any person a statement as to whether or not it is or has been a USRPHC within the FIRPTA period. Management believes that the Company is not currently a USRPHC.

     Federal Estate Taxes. Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS the total amount of Federal income taxes withheld from dividends paid to Non-U.S. Holders. In addition, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable treaty.


     The 31% backup withholding tax will not generally apply to dividends paid to a Non-U.S. Holder outside the United States that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under temporary regulations, dividends payable at an address located outside of the United States to a Non-U.S. Holder are not subject to the backup withholding rules.



     Under temporary Treasury regulations, information reporting and backup withholding requirements will apply to the gross proceeds paid to a foreign person upon the disposition of Common Stock by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of (i) a United States broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States, or (iii) a foreign broker that is a "controlled foreign corporation," unless the broker has documentary evidence in its records that the holder is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither information reporting nor backup withholding will generally apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.


     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such holder's Federal income tax, provided that the required information is furnished to the IRS.

                          DESCRIPTION OF CAPITAL STOCK


     The following summary description is qualified in its entirety by reference to the Company's Certificate of Incorporation and the Rights Agreement between the Company and The Valley National Bank of Arizona (now Bank One, Arizona, N.A.), as Rights Agent, dated as of February 15, 1992 (the "Rights Agreement"), which are incorporated herein by reference as Exhibits to the Registration Statement of which this Prospectus is a part. The Company is authorized by its Certificate of Incorporation to issue an aggregate of 105,000,000 shares of stock, consisting of 5,000,000 shares of Preferred Stock, par value $.01 per share, and 100,000,000 shares of Common Stock, par value $.01 per share.



     As of April 18, 1994, there were 20,093,037 shares of Common Stock outstanding. The Company's Board of Directors authorized and reserved for issuance 600,000 shares of Junior Participating Preferred Stock in connection with the Rights which were issued by the Company in connection with the Spin-Off.



     The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided by the Certificate of Incorporation or in any resolution adopted by the Company's Board of Directors with respect to any series of Preferred Stock, the holders of such shares exclusively possess all voting power. The Certificate of Incorporation provides for a classified Board of Directors consisting of three classes, as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Company's Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of shares of Common Stock do not have preemptive rights.


     The Company's Board of Directors is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Except in connection with the Rights, the Board of Directors has not authorized the issuance of any shares of Preferred Stock.


     Immediately following the Spin-Off, a dividend of one preferred share purchase right (a "Right") was paid in respect of each share of Common Stock to the holder of record thereof as of the Spin-Off. Each Right entitles the registered holder to purchase from the Company one-one-hundredth of a share of junior participating preferred stock, par value $.01 per share (the "Junior Participating Preferred Stock"), of the Company at a price of $45 per one-one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Rights will also be issued in respect of each share of Common Stock, including the shares of Common Stock offered hereby, issued by the Company until the earliest of (i) the Rights Spin-Off Date (as defined below), (ii) the time the Rights are redeemed or exchanged by the Company as provided in the Rights Agreement, or (iii) the Final Expiration Date (as defined below). The terms of the Rights are set forth in a Rights Agreement.


     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the then outstanding shares of the Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of the Common Stock (the earlier of such dates being called the "Rights Spin-Off Date"), the Rights will be evidenced by the certificates representing shares of Common Stock. The Rights Agreement provides that until the Rights Spin-Off Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock.

     The Rights will not be exercisable until the Rights Spin-Off Date. The Rights will expire on the tenth anniversary of the Spin-Off (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     Because of the nature of the dividend, liquidation and voting rights of Junior Preferred Stock, the value of the one one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price that number of shares of Common Stock having a market value of two times the exercise price of the Right (such right being referred to as a "Flip-in Right"). In the event that, at any time on or after the date that any person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Junior Preferred Stock, per Right (subject to adjustment).

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company and thereby effect a change in the composition of the Company's Board of Directors on terms not approved by the Company's Board of Directors, including by means of a tender offer at a premium to the market price, other than an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or the business combination approved by the Company's Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

     In the event that the Rights become exercisable, the Company intends to register the shares of Junior Preferred Stock for which the Rights may be exercised, in accordance with applicable law.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. purchase agreement (the "U.S. Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative (the "U.S. Representative"), severally has agreed to purchase, the number of shares of Common Stock set forth opposite its name below.

                                                                                 NUMBER
                                       U.S. UNDERWRITER                         OF SHARES
    --------------------------------------------------------------------------  ---------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.................................................
                                                                                ---------
                 Total........................................................  5,600,000
                                                                                ---------
                                                                                ---------

     The Company has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International Limited acting as lead manager (the "Lead Manager") and certain other underwriters outside the United States and Canada (collectively, the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase, an aggregate of 1,400,000 shares of Common Stock.

     In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Common Stock under the terms of the Purchase Agreement unless all of the shares of Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.


     The U.S. Representative has advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share. The U.S. Underwriters may allow, and such dealers may
reallow, a discount not in excess of $          per share on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock will be identical for both Offerings.


     The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an aggregate of 840,000 and 210,000 shares of Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 7,000,000 shares of Common Stock initially purchased by the Underwriters.

     The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other.


     The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.



     The Company and Samuel L. Eichenfield, Chairman, President, Chief Executive Officer and a director of the Company, have agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representative and the Lead Manager, for a period of 90 days after the date of this Prospectus.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

mately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 7,000,000 shares of Common Stock initially purchased by the Underwriters.

     The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other.


     The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.



     The Company and Samuel L. Eichenfield, Chairman, President, Chief Executive Officer and a director of the Company, have agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representative and the Lead Manager, for a period of 90 days after the date of this Prospectus.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     The legality of the Common Stock being offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher. Brown & Wood will act as counsel for the Underwriters.

                                    EXPERTS


     The financial statements of GFC Financial Corporation included in this Prospectus and incorporated in this Prospectus by reference from GFC Financial Corporation's Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1993 have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein and incorporated herein by reference, and are included herein and incorporated herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


     The consolidated balance sheets as of December 31, 1993 and 1992 and the consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993 of TriCon Capital Corporation-Predecessor Business included in and incorporated by reference in this Prospectus, have been included and incorporated herein in reliance on the report, which includes an explanatory paragraph for certain accounting changes, of Coopers & Lybrand, independent certified public accountants given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Fleet Factors Corporation (a wholly-owned subsidiary of Fleet Financial Group, Inc. at the time of the report referred to herein) appearing in the Company's Current Report on Form 8-K dated February 14, 1994 have been audited by KPMG Peat Marwick, independent auditors, as of the dates and for the periods indicated in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance on such report of KPMG Peat Marwick, independent auditors, given upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        -----
GFC FINANCIAL CORPORATION
Independent Auditors' Report..........................................................    F-2

Consolidated Balance Sheet at December 31, 1993 and 1992..............................    F-3

Statement of Consolidated Operations for the Years Ended
  December 31, 1993, 1992 and 1991....................................................    F-5

Statement of Consolidated Stockholders' Equity for the Years Ended
  December 31, 1993, 1992 and 1991....................................................    F-6

Statement of Consolidated Cash Flows for the Years Ended
  December 31, 1993, 1992 and 1991....................................................    F-7

Notes to Consolidated Financial Statements for the Years Ended
  December 31, 1993, 1992 and 1991....................................................    F-8

Pro Forma Consolidated Balance Sheet at December 31, 1993.............................   F-28

Pro Forma Statement of Consolidated Income from Continuing Operations for the Year
  Ended December 31, 1993.............................................................   F-29

Notes to Pro Forma Consolidated Financial Statements..................................   F-30


TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

Report of Independent Accountants.....................................................   F-33

Consolidated Balance Sheets at December 31, 1993 and 1992.............................   F-34

Consolidated Statements of Income for the Years Ended December 31, 1993, 1992 and
  1991................................................................................   F-35

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1993, 1992 and 1991....................................................   F-36

Notes to Consolidated Financial Statements............................................   F-37

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of GFC Financial Corporation

     We have audited the accompanying consolidated balance sheet of GFC Financial Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GFC Financial Corporation and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE
Phoenix, Arizona
March 4, 1994

                           GFC FINANCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1993             1992
                                                                    ----------       ----------
Cash and cash equivalents.........................................  $      929       $   18,203
Investment in financing transactions:
  Loans and other financing contracts, less unearned
     income of $72,747 and $122,381, respectively.................   2,343,755        1,919,371
  Leveraged leases................................................     283,782          269,370
  Operating and direct financing leases...........................     219,034          239,782
                                                                    ----------       ----------
                                                                     2,846,571        2,428,523
  Less reserve for possible credit losses.........................     (64,280)         (69,291)
                                                                    ----------       ----------
     Investment in financing transactions -- net..................   2,782,291        2,359,232
Investment in and advances to Verex Corporation...................                      221,312
Other assets and deferred charges.................................      51,102           42,921
                                                                    ----------       ----------
                                                                    $2,834,322       $2,641,668
                                                                    ----------       ----------
                                                                    ----------       ----------

                                                                     (continued)

                See notes to consolidated financial statements.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1993             1992
                                                                    ----------       ----------
Liabilities:
  Accounts payable and accrued expenses...........................  $   46,067       $   27,710
  Customer deposits...............................................       3,064           15,064
  Interest payable................................................      23,633           29,062
  Short-term debt.................................................         510            1,360
  Senior debt.....................................................   1,991,986        1,806,433
  Subordinated debt...............................................      86,790           75,916
  Deferred income taxes...........................................     178,972          172,727
                                                                    ----------       ----------
                                                                     2,331,022        2,128,272
                                                                    ----------       ----------
Redeemable preferred stock........................................                       25,000
                                                                                     ----------
Stockholders' equity:
  Common stock, $0.01 par value, 100,000,000 shares authorized,
     20,372,000 shares issued.....................................         204              204
  Additional capital..............................................     464,487          465,955
  Net unrealized investment losses................................                         (387)
  Retained income.................................................      54,901           32,524
  Cumulative translation adjustments..............................      (7,773)          (6,685)
  Common stock in treasury, 292,000 and 136,000 shares,
     respectively.................................................      (8,519)          (3,215)
                                                                    ----------       ----------
                                                                       503,300          488,396
                                                                    ----------       ----------
                                                                    $2,834,322       $2,641,668
                                                                    ----------       ----------
                                                                    ----------       ----------

                                                                     (concluded)

                See notes to consolidated financial statements.

                           GFC FINANCIAL CORPORATION

                      STATEMENT OF CONSOLIDATED OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               YEARS ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                         1993              1992           1991
                                                      -----------       -----------     --------
Interest and other income.......................      $   218,171       $   210,873     $212,706
Lease income....................................           30,529            29,933       38,766
                                                      -----------       -----------     --------
Interest earned from financing transactions.....          248,700           240,806      251,472
Interest expense................................          123,853           136,107      157,560
                                                      -----------       -----------     --------
Interest margins earned.........................          124,847           104,699       93,912
                                                      -----------       -----------     --------
Provision for possible credit losses............            5,706             6,740       12,687
Restructuring and other charges.................                                          65,000
                                                      -----------       -----------     --------
                                                            5,706             6,740       77,687
                                                      -----------       -----------     --------
Net interest margins earned.....................          119,141            97,959       16,225
Gains on sale of assets.........................            5,439             3,362        6,684
                                                      -----------       -----------     --------
                                                          124,580           101,321       22,909
                                                      -----------       -----------     --------
Selling, administrative and other operating
  expenses......................................           58,158            50,728       46,923
Transaction costs of the Spin-Off...............                                          13,000
                                                      -----------       -----------     --------
                                                           58,158            50,728       59,923
                                                      -----------       -----------     --------
Income (loss) before income taxes...............           66,422            50,593      (37,014)
Income taxes:
  Current and deferred..........................           23,719            13,843        1,728
  Adjustment to deferred taxes..................            4,857
                                                      -----------       -----------     --------
                                                           28,576            13,843        1,728
                                                      -----------       -----------     --------
Income (loss) from continuing operations........           37,846            36,750      (38,742)
(Loss) income from discontinued operations......             (499)           12,207      (13,729)
                                                      -----------       -----------     --------
NET INCOME (LOSS)...............................      $    37,347       $    48,957     $(52,471)
                                                      -----------       -----------     --------
                                                      -----------       -----------     --------
Income per common and equivalent share:
  Income from continuing operations before
     preferred dividends........................      $      1.86       $      1.80
  Preferred dividends...........................             0.06              0.09
                                                      -----------       -----------
  Income from continuing operations.............             1.80              1.71
  Discontinued operations.......................            (0.03)             0.60
                                                      -----------       -----------
  Net income....................................      $      1.77       $      2.31
                                                      -----------       -----------
                                                      -----------       -----------
Dividends declared per common share.............      $      0.68       $      0.42
                                                      -----------       -----------
                                                      -----------       -----------
Average outstanding common and equivalent
  shares........................................       20,332,000        20,464,000
                                                      -----------       -----------
                                                      -----------       -----------


                See notes to consolidated financial statements.

                           GFC FINANCIAL CORPORATION

                 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
COMMON STOCK:
  Balance, beginning of year...............................  $    204     $    203     $    203
  Issuance of common stock.................................                      1
                                                             --------     --------     --------
  Balance, end of year.....................................       204          204          203
                                                             --------     --------     --------
ADDITIONAL CAPITAL:
  Balance, beginning of year...............................   465,955      376,136      377,811
  Contributions from (distributions to) The Dial Corp......                 89,195       (1,675)
  Net change in unamortized amount of restricted stock.....      (223)      (1,506)
  Issuance of common stock.................................                  2,148
  Common stock in treasury issued in connection with
     employee benefit plans................................    (1,245)         (18)
                                                             --------     --------     --------
  Balance, end of year.....................................   464,487      465,955      376,136
                                                             --------     --------     --------
NET UNREALIZED INVESTMENT LOSSES:
  Balance, beginning of year...............................      (387)          --
  Change in net unrealized investment losses...............       387         (387)
                                                             --------     --------     --------
  Balance, end of year.....................................        --         (387)          --
                                                             --------     --------     --------
RETAINED INCOME (DEFICIT):
  Balance, beginning of year...............................    32,524       (3,124)      64,382
  Net income (loss)........................................    37,347       48,957      (52,471)
  Dividends................................................   (14,970)     (13,309)     (15,035)
                                                             --------     --------     --------
  Balance, end of year.....................................    54,901       32,524       (3,124)
                                                             --------     --------     --------
CUMULATIVE TRANSLATION ADJUSTMENTS:
  Balance, beginning of year...............................    (6,685)      (1,639)         351
  Unrealized translation loss..............................    (1,088)      (5,046)      (1,990)
                                                             --------     --------     --------
  Balance, end of year.....................................    (7,773)      (6,685)      (1,639)
                                                             --------     --------     --------
COMMON STOCK IN TREASURY:
  Balance, beginning of year...............................    (3,215)          --
  Purchase of shares.......................................   (10,162)      (3,249)
  Shares used in connection with employee benefit plans....     4,858           34
                                                             --------     --------     --------
  Balance, end of year.....................................    (8,519)      (3,215)          --
                                                             --------     --------     --------
STOCKHOLDERS' EQUITY.......................................  $503,300     $488,396     $371,576
                                                             --------     --------     --------
                                                             --------     --------     --------

                See notes to consolidated financial statements.

                           GFC FINANCIAL CORPORATION

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                            1993           1992          1991
                                                         -----------     ---------     ---------
OPERATING ACTIVITIES:
  Net income (loss)....................................  $    37,347     $  48,957     $ (52,471)
  Adjustments to reconcile net income (loss) to net
     cash provided (used) by operating activities:
     Provision for possible credit losses..............        5,706         6,740        77,687
     Loss (income) from discontinued operations........          499       (12,207)       13,729
     Gains on sale of assets...........................       (5,439)       (3,362)       (6,684)
     Deferred income taxes.............................       17,947        (4,837)      (17,760)
     (Decrease) increase in accounts payable and
       accrued expenses................................       (1,959)        4,515        19,275
     Decrease in customer deposits.....................      (12,287)         (577)     (126,979)
     (Decrease) increase in interest payable...........       (5,429)        3,576        (4,906)
     Other.............................................       (4,799)       (9,553)       29,035
                                                         -----------     ---------     ---------
          Net cash provided (used) by operating
            activities.................................       31,586        33,252       (69,074)
                                                         -----------     ---------     ---------
INVESTING ACTIVITIES:
  Proceeds from sale of assets.........................        5,681        22,657        35,141
  Principal collections on financing transactions......      644,939       454,390       338,451
  Expenditures for financing transactions..............   (1,007,794)     (682,369)     (525,659)
  Purchase of subsidiary...............................      (69,808)
  Sale of Verex Corporation............................      171,500
  Decrease (increase) in advances to discontinued
     insurance subsidiary..............................       57,321       (57,321)
  Other................................................          221           392        (5,213)
                                                         -----------     ---------     ---------
          Net cash used by investing activities........     (197,940)     (262,251)     (157,280)
                                                         -----------     ---------     ---------
FINANCING ACTIVITIES:
  Borrowings...........................................      646,701       974,232       760,947
  Repayment of borrowings..............................     (451,102)     (829,212)     (539,609)
  (Redemption)issuance of preferred stock..............      (25,000)       25,000
  Proceeds from exercise of stock options..............        3,613           562
  Common stock purchased for treasury..................      (10,162)       (3,249)
  Advances and contributions from The Dial Corp........                     55,275        32,575
  Dividends............................................      (14,970)      (13,309)      (15,035)
                                                         -----------     ---------     ---------
          Net cash provided by financing activities....      149,080       209,299       238,878
                                                         -----------     ---------     ---------
  (Decrease) increase in cash and cash equivalents.....      (17,274)      (19,700)       12,524
  Cash and cash equivalents, beginning of year.........       18,203        37,903        25,379
                                                         -----------     ---------     ---------
  Cash and cash equivalents, end of year...............  $       929     $  18,203     $  37,903
                                                         -----------     ---------     ---------
                                                         -----------     ---------     ---------

                See notes to consolidated financial statements.

                           GFC FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                        (DOLLARS IN THOUSANDS IN TABLES)

NOTE A  SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION -- On March 3, 1992, The Dial Corp's ("Dial") shareholders approved the spin-off to its shareholders of GFC Financial Corporation ("GFC Financial", "GFCFC" or the "Company"), a newly-formed Delaware corporation, which comprised Dial's former commercial lending and mortgage insurance subsidiaries. In connection with the spin-off, the holders of common stock of Dial received a distribution of one share of common stock of GFC Financial for every two shares of Dial common stock (the "Spin-Off").

     Prior to the Spin-Off, Dial contributed its 100% ownership interest in companies constituting the Greyhound European Financial Group ("GEFG") and Greyhound BID Holding Corp. ("BID") to Greyhound Financial Corporation ("GFC") and contributed all of the common stock of GFC to GFC Financial (the "Contribution"). In addition, Dial contributed its 100% ownership interest in Verex Corporation and subsidiaries ("Verex"), a discontinued insurance subsidiary, to GFC Financial.

     The historical consolidated financial statements of GFC Financial and subsidiaries have been retroactively restated to include the accounts and results of operations of GFC, GEFG and BID and the investment in Verex for all periods presented as if a pooling of interests of companies under common control occurred. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

     These consolidated financial statements are prepared in accordance with generally accepted accounting principles. Described below are those accounting policies particularly significant to GFC Financial, including those selected from acceptable alternatives.

     FINANCING TRANSACTIONS -- For loans and other financing contracts earned income is recognized over the life of the contract, using the interest method.

     Leases that are financed by nonrecourse borrowings and meet certain other criteria are classified as leveraged leases. For leveraged leases, aggregate rentals receivable are reduced by the related nonrecourse debt service obligation including interest ("net rentals receivable"). The difference between
(a) the net rentals receivable and (b) the cost of the asset less estimated residual value at the end of the lease term is recorded as unearned income. Earned income is recognized over the life of the lease at a constant rate of return on the positive net investment, which includes the effects of deferred income taxes.

     For operating leases, earned income is recognized on a straight-line basis over the lease term and depreciation is taken on a straight-line basis over the estimated useful life. Operating lease income is net of depreciation and related expenses.

     For leases classified as direct financing leases, the difference between
(a) aggregate lease rentals and (b) the cost of the related assets less estimated residual value at the end of the lease term is recorded as unearned income. Earned income is recognized over the life of the contracts using the interest method.


     Income recognition is generally suspended for leases, loans and other financing contracts at the earlier of the date at which payments become 90 days past due (other than consumer finance accounts of GEFG, which are considered nonaccruing when 180 days past due) or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is generally resumed when the loan becomes contractually current and performance is demonstrated to be resumed.


     The reserve for possible credit losses is available to absorb credit losses. The provision for possible credit losses is the charge to income to increase the reserve for possible credit losses to the level that management estimates to be adequate considering delinquencies, loss experience and collateral. Other factors include changes in geographic and product diversification, size of the portfolio and current economic conditions.

                           GFC FINANCIAL CORPORATION

Accounts are either written-off or written-down when the probability of loss has been established in amounts determined to cover such losses after giving consideration to the customer's financial condition, the value of the underlying collateral and any guarantees. Any deficiency between the carrying amount of an asset and the ultimate sales price of repossessed collateral is charged to the reserve for possible credit losses. Recoveries of amounts previously written-off as uncollectible are credited to the reserve for possible credit losses.

     Repossessed assets are carried at the lower of cost or fair value. Loans classified as in-substance foreclosures are included in repossessed assets. Loans are classified as in-substance foreclosed assets, even though legal foreclosure has not occurred, when (i) the borrower has little or no equity in the collateral at its current fair value, (ii) proceeds for repayment are expected to come only from the operation or sale of the collateral and (iii) it is doubtful that the borrower will rebuild equity in the collateral or otherwise repay the loan in the foreseeable future.

     The FASB has issued a new accounting standard, SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). This standard requires that impaired loans that are within the scope of this statement generally be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Presently, the reserve for possible credit losses represents management's estimate of the amount necessary to cover potential losses in the portfolio considering delinquencies, loss experience and collateral. The impact of the new standard, which is effective for fiscal years beginning after December 15, 1994, has not yet been determined.

     PENSION AND OTHER BENEFITS -- Trusteed, noncontributory pension plans cover substantially all employees. Benefits are based primarily on final average salary and years of service. Net periodic pension cost for GFC Financial is based on the provisions of SFAS No. 87, "Employers' Accounting for Pensions". Funding policies provide that payments to pension trusts shall be at least equal to the minimum funding required by applicable regulations.

     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires accrual of such benefits during the years the employees provide services. Prior to 1993, the costs of such benefits were expensed as incurred. See Note J of Notes to Consolidated Financial Statements for further information.

     In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits". Analogous to SFAS No. 106 for postretirement benefits, this standard requires companies to accrue for estimated future postemployment benefits during the periods when employees are working. Postemployment benefits are any benefits other than retirement benefits that are provided after employment is discontinued. This standard must be adopted for fiscal years beginning after December 15, 1993, which for the Company would be 1994. Based on management's review, the adoption of the new standard will not have a material impact on the Company's financial position or results of operations.

     INCOME TAXES -- Income taxes are provided based upon the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax law.

     CASH EQUIVALENTS -- For purposes of the Statement of Consolidated Cash Flows, the Company has classified highly liquid investments with original maturities of three months or less from date of purchase as cash equivalents.

                           GFC FINANCIAL CORPORATION

     INCOME PER COMMON AND EQUIVALENT SHARE -- Income per common and equivalent share is based on net income after preferred stock dividend requirements and the weighted average number of common shares outstanding during the year giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted income per share is not materially different from primary income per share. Income per common and equivalent share is not presented for 1991 because the Company operated as a wholly owned subsidiary of Dial.

     RECLASSIFICATIONS -- Certain reclassifications have been made to the 1992 financial statements to conform to the 1993 presentation.

NOTE B  DISCONTINUED OPERATIONS


     Verex, which conducted GFC Financial's mortgage insurance operations, ceased writing new business as of January 1, 1988 but continued to write renewals and settle valid claims in accordance with insurance contracts in force. Accordingly, Verex was treated as a discontinued operation. On July 16, 1993, GFC Financial consummated the sale of Verex. Proceeds from the sale of Verex were approximately $215 million. The sale price was generally determined by the book value of the Verex assets plus a premium of $6 million and an adjustment for the difference between the market value and book value of Verex's investment portfolio, calculated as prescribed more fully by the sale agreement. The loss from discontinued operations for the year ended December 31, 1993 includes all transaction costs and the costs anticipated to complete the disposition of the remaining assets and liabilities of Verex retained by GFC Financial. The net liabilities of Verex retained by the Company totaled $0.7 million at December 31, 1993.


     The revenues and (loss) income of Verex for the years ended December 31, was as follows:

                                                                1993      1992       1991
                                                               -------   -------   --------
    Revenues.................................................  $31,336   $70,097   $ 88,334
                                                               -------   -------   --------
                                                               -------   -------   --------
    (Loss) income before income tax benefit (provision)......  $(3,393)  $(2,216)  $ 18,308
    Income tax benefit (provision)...........................    4,243     5,323     (1,469)
                                                               -------   -------   --------
    Income from operations before income tax settlement......      850     3,107     16,839
    Reversal of (provision for) federal income tax
      settlement.............................................              9,100    (15,425)
                                                               -------   -------   --------
    Income from operations...................................      850    12,207      1,414
    Loss on disposal.........................................   (1,349)
    Addition to previously provided reserve for loss.........                        (2,043)
    Write-off of nonrecoverable deferred tax asset...........                       (13,100)
                                                               -------   -------   --------
    (Loss) income from discontinued operations...............  $  (499)  $12,207   $(13,729)
                                                               -------   -------   --------
                                                               -------   -------   --------

NOTE C  INVESTMENT IN FINANCING TRANSACTIONS

     The Company provides secured financing to commercial and real estate enterprises principally under financing contracts (such as loans and other financing contracts, leveraged leases, operating leases and direct financing leases). At December 31, 1993 and 1992, the carrying amount of the investment in financing transactions, including the estimated residual value of leased assets upon lease termination, was

                           GFC FINANCIAL CORPORATION

$2,846,571,000 and $2,428,523,000 (before reserve for possible credit losses), respectively, and consisted of the following types of loans and collateral:

                                                                             PERCENT OF
                                                                                TOTAL
                                                                           CARRYING AMOUNT
                                                                           ---------------
                                                                           1993      1992
                                                                           -----     -----
    Resort receivables...................................................   19.8%     18.8%
    Aircraft and related equipment.......................................   19.6      19.5
    Communications finance...............................................   17.8      16.6
    Commercial real estate...............................................   12.4      18.5
    Real estate leveraged leases.........................................    6.9       7.5
    Asset based finance..................................................    6.2
    Production and processing equipment..................................    4.7       5.9
    Land receivables.....................................................    2.6       3.8
    Railroad equipment...................................................    2.6       2.6
    Consumer finance (GEFG)..............................................    1.6       2.4
    Commercial vehicles..................................................    0.4       1.4
    Other(1).............................................................    5.4       3.0
                                                                           -----     -----
                                                                           100.0%    100.0%
                                                                           -----     -----
                                                                           -----     -----

- ---------------
(1) The category "Other" includes different classes of commercial and industrial contract receivables, none of which accounted for more than 1% of the aggregate carrying amount of the net investment in financing transactions.

     The Company's investment in financing transactions outside of the United States at December 31 consisted of the following:

                                                                       1993         1992
                                                                     ---------    ---------
    Europe, primarily United Kingdom...............................  $ 196,499    $ 206,893
    Mexico.........................................................     30,952       33,827
    Other countries................................................     17,740       38,168
                                                                     ---------    ---------
                                                                     $ 245,191    $ 278,888
                                                                     ---------    ---------
                                                                     ---------    ---------


     The Company's investment in financing transactions is primarily settled in U.S. dollars, except for approximately $100,000,000 and $128,000,000 at December 31, 1993 and 1992, respectively, which is primarily due in British pounds. The exchange rate of dollars to British pounds at December 31, 1993 and 1992 was 1.48:1 and 1.52:1, respectively.

                           GFC FINANCIAL CORPORATION

     Aggregate installments on loans and other financing contracts, leveraged leases, operating leases and direct financing leases at December 31, 1993 (excluding repossessed assets of $77,024,000 and estimated residual values) are due during each of the years ending December 31, 1994 to 1998 and thereafter as follows:

                             1994         1995         1996         1997         1998       THEREAFTER
                           --------     --------     --------     --------     --------     ----------
Domestic:
  Loans and other
     financing contracts:
     Commercial:
       Fixed interest
          rate...........  $ 80,796     $ 77,294     $ 72,707     $ 45,984     $ 31,600      $  81,838
       Floating interest
          rate...........   179,164      211,921      218,987      141,294      126,221         75,418
     Real Estate:
       Fixed interest
          rate...........    61,416       43,634       39,777       27,935       18,702         46,941
       Floating interest
          rate...........   147,101      167,375      147,507       92,831       53,461         39,204
  Leveraged leases.......     4,834        5,385        7,282       13,862        8,395        171,883
  Operating and direct
     financing leases,
     primarily at fixed
     interest rates......    21,120       20,389       29,295       17,907       16,873        115,737
                           --------     --------     --------     --------     --------     ----------
                            494,431      525,998      515,555      339,813      255,252        531,021
                           --------     --------     --------     --------     --------     ----------
Foreign, primarily at
  floating interest
  rates:
  Loans and other
     financing
     contracts...........    10,078        6,429        8,915       16,007       23,700
  Consumer Finance.......    14,122        7,858        7,212        9,617        5,255          1,200
  Operating and direct
     financing leases....     4,284        3,038        4,343        2,496        2,870
                           --------     --------     --------     --------     --------     ----------
                             28,484       17,325       20,470       28,120       31,825          1,200
                           --------     --------     --------     --------     --------     ----------
                           $522,915     $543,323     $536,025     $367,933     $287,077      $ 532,221
                           --------     --------     --------     --------     --------     ----------
                           --------     --------     --------     --------     --------     ----------

     The net investment in leveraged leases at December 31 consisted of the following:

                                                                       1993            1992
                                                                    -----------     -----------
Rentals receivable................................................  $ 1,377,107     $ 1,451,925
Less principal and interest payable on nonrecourse debt...........   (1,165,466)     (1,237,776)
                                                                    -----------     -----------
Net rentals receivable............................................      211,641         214,149
Estimated residual values.........................................      306,894         306,691
Less unearned income..............................................     (234,753)       (251,470)
                                                                    -----------     -----------
Investment in leveraged leases....................................      283,782         269,370
Less deferred taxes arising from leveraged leases.................     (223,006)       (206,342)
                                                                    -----------     -----------
Net investment in leveraged leases................................  $    60,776     $    63,028
                                                                    -----------     -----------
                                                                    -----------     -----------

                           GFC FINANCIAL CORPORATION

     The components of income from leveraged leases, before the effects of interest on nonrecourse debt and other related expenses, for the years ended December 31 were as follows:

                                                                     1993      1992      1991
                                                                    -------   -------   -------
Lease and other income............................................  $11,376   $ 9,172   $16,421
Income tax expense................................................    8,363     2,757     4,903

     The investment in operating and direct financing leases at December 31 consisted of the following:

                                                                           1993         1992
                                                                         --------     --------
Operating leases.......................................................  $147,222     $100,911
Direct financing leases:
  Rentals receivable...................................................    91,153      154,463
  Estimated residual values............................................    23,121       42,158
  Unearned income......................................................   (42,462)     (57,750)
                                                                         --------     --------
                                                                           71,812      138,871
                                                                         --------     --------
Investment in operating and direct financing leases....................  $219,034     $239,782
                                                                         --------     --------
                                                                         --------     --------

     The investment in operating leases is net of accumulated depreciation of $10,601,000 and $4,110,000 as of December 31, 1993 and 1992, respectively.
Depreciation expense relating to equipment held under operating leases was $6,491,000, $2,531,000 and $1,685,000 in 1993, 1992 and 1991, respectively.

     The Company has a substantial number of loans and leases with payments that fluctuate with changes in index rates, primarily Prime interest rates and the London Interbank Offered Rate ("LIBOR"). The investment in loans and leases with floating interest rates (excluding nonaccruing contracts and repossessed assets) at December 31 was as follows:

                                                                         1993           1992
                                                                      ----------     ----------
Receivables due on financing transactions...........................  $1,661,602     $1,368,412
Estimated residual values...........................................                      8,162
Less unearned income................................................     (25,928)       (34,899)
                                                                      ----------     ----------
Investment in loans and leases......................................  $1,635,674     $1,341,675
                                                                      ----------     ----------
                                                                      ----------     ----------

     Interest earned from financing transactions with floating interest rates was approximately $154,000,000 in 1993, $127,000,000 in 1992 and $128,000,000 in
1991. The adjustments, which arise from changes in index rates, can have a significant effect on interest earned from financing transactions; however, the effects on interest margins earned and net income are substantially offset by related interest expense changes on debt obligations with floating interest rates.

     At December 31, 1993, the Company had a committed backlog of new business of approximately $420,000,000 compared to $317,000,000 at December 31, 1992.

                           GFC FINANCIAL CORPORATION

NOTE D  RESERVE FOR POSSIBLE CREDIT LOSSES

     The following is an analysis of the reserve for possible credit losses for the years ended December 31:

                                                               1993         1992         1991
                                                             --------     --------     --------
Balance, beginning of year.................................  $ 69,291     $ 87,600     $ 77,098
Provision for possible credit losses(1)....................     5,706        6,740       77,687
Write-offs(1)..............................................   (12,575)     (23,661)     (68,346)
Recoveries.................................................       717          749          663
Other......................................................     1,141       (2,137)         498
                                                             --------     --------     --------
Balance, end of year.......................................  $ 64,280     $ 69,291     $ 87,600
                                                             --------     --------     --------
                                                             --------     --------     --------

- ---------------
(1) In the fourth quarter of 1991, the Company recorded a special provision for possible credit losses of $65,000,000 and recorded write-offs of $15,000,000 related to nonearning assets in the GEFG portfolio and a $47,759,000 write-down to reduce Latin American assets to current market value.

     Write-offs by major loan and collateral types experienced by the Company during the years ended December 31 are as follows:

                                                               1993         1992         1991
                                                             --------     --------     --------
Consumer finance (GEFG)....................................  $  4,071     $ 10,176     $ 13,687
Commercial real estate.....................................     3,082        8,904        2,894
Manufacturing and processing equipment.....................     2,242        1,908          604
Commercial vehicles........................................     1,579                        67
Communications finance.....................................     1,488        1,500        1,200
Maritime...................................................                    906
Latin America..............................................                              47,759
Other......................................................       113          267        2,135
                                                             --------     --------     --------
                                                             $ 12,575     $ 23,661     $ 68,346
                                                             --------     --------     --------
                                                             --------     --------     --------
Write-offs as a percentage of investment in financing
  transactions.............................................     0.44%        0.97%        3.00%
                                                             --------     --------     --------
                                                             --------     --------     --------

     An analysis of nonaccruing contracts and repossessed assets at December 31 is as follows:

                                                                           1993         1992
                                                                         --------     --------
Nonaccruing contracts:
  Domestic.............................................................  $ 13,263     $ 24,031
  Foreign..............................................................    12,320       22,400
                                                                         --------     --------
Total nonaccruing contracts............................................    25,583       46,431
                                                                         --------     --------
Repossessed assets:
  Domestic.............................................................    77,001       53,931
  Foreign..............................................................        23           60
                                                                         --------     --------
Total repossessed assets...............................................    77,024       53,991
                                                                         --------     --------
Total nonaccruing contracts and repossessed assets.....................  $102,607     $100,422
                                                                         --------     --------
                                                                         --------     --------
Nonaccruing contracts and repossessed assets as a
  percentage of investment in financing transactions...................       3.6%         4.1%
                                                                         --------     --------
                                                                         --------     --------

                           GFC FINANCIAL CORPORATION

     In addition to the repossessed assets included in the above table, the Company had repossessed assets, with a total carrying amount of $48,956,000 and $21,509,000 at December 31, 1993 and 1992 which earned income of $2,700,000 and $1,900,000 during 1993 and 1992, respectively.

     In the normal course of business, the Company has renegotiated and modified certain contracts with respect to rates and other terms. At December 31, 1993 and 1992, the Company had approximately $47,000,000 and $68,000,000, respectively, of these rewritten contracts requiring disclosure under the provisions of SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". These contracts are yielding, on a weighted average basis, a return of approximately 9.3%.

     Had all contracts placed in a nonaccrual status outstanding at December 31, 1993, 1992 and 1991, respectively, remained accruing, interest earned would have been increased by approximately $6,000,000, $7,500,000 and $11,300,000, respectively, for domestic contracts and $5,000,000, $5,100,000 and $9,100,000, respectively, for foreign contracts. Income recognized on these accounts was approximately $1,732,000, $589,000 and $1,100,000 for domestic contracts during the years 1993, 1992 and 1991, respectively.

NOTE E  DEBT

     The Company satisfies its short-term financing requirements from bank lines of credit, other bank loans, public medium-term notes and the issuance of commercial paper. In conjunction with the winding down of the GEFG portfolio, GEFG, in December 1993, surrendered the banking license of the United Kingdom bank and, therefore, will not be taking in any more customer deposits. At December 31, 1993, short-term bank loans and commercial paper of $515,876,000 (net of unamortized discount) are considered to be long-term debt because they are supported by an unused long-term revolving bank credit agreement of $700,000,000.

     The following information pertains to all short-term financing, including bank loans and commercial paper (considered to be long-term debt), for the years ended December 31:

                                                               1993         1992         1991
                                                             --------     --------     --------
Maximum amount of short-term debt outstanding during
  year.....................................................  $516,386     $504,829     $533,446
Average short-term debt outstanding during year............   336,672      322,176      448,174
Weighted average short-term interest rates at end of year:
  Short-term borrowings....................................      3.5%         4.1%         8.1%
  Commercial paper*........................................      3.6%         4.2%         5.6%
Weighted average interest rate on short-term debt
  outstanding
  during year*.............................................      3.5%         4.3%         6.9%

- ---------------

* Exclusive of the cost of maintaining bank lines in support of outstanding commercial paper and the effects of interest rate conversion agreements.

                           GFC FINANCIAL CORPORATION

     Senior and subordinated debt at December 31 was as follows:



                                                                         1993           1992
                                                                      ----------     ----------
Senior debt:
  Commercial paper and short-term bank loans supported by unused long-term bank revolving credit agreements, less unamortized
     discount.......................................................  $  515,876     $  330,141
  Medium-term notes due to 2003, 4.6% to 12.5%......................     751,500        591,433
  Term loans payable to banks due to 1996, 4.2%.....................     150,000        310,000
  Senior notes due to 2002, 8.3% to 16.0%, less unamortized
     discount.......................................................     555,666        555,147
  Nonrecourse installment notes due to 2002, 10.6% (assets of
     $25,613 and $25,579, respectively, pledged as collateral)......      18,944         19,712
                                                                      ----------     ----------
Total senior debt...................................................   1,991,986      1,806,433
                                                                      ----------     ----------
Subordinated debt:
  Senior subordinated loans, due 1994, 14.1%........................      92,270         92,270
  Less unamortized discount.........................................      (5,480)       (16,354)
                                                                      ----------     ----------
Total subordinated debt.............................................      86,790         75,916
                                                                      ----------     ----------
TOTAL...............................................................  $2,078,776     $1,882,349
                                                                      ----------     ----------
                                                                      ----------     ----------



     Aggregate commitments under the Company's domestic revolving credit agreement were $700,000,000 at December 31, 1993, none of which has been drawn. Under the terms of this agreement, the Company has the option to periodically select either domestic dollars or Eurodollars as the basis of borrowings. Interest is based on the banks' Prime rate for domestic dollar advances or LIBOR for Eurodollar advances. The agreements also provide for a commitment fee on the unused credit. The Company, in the event it becomes advisable, intends to exercise its right under this agreement to borrow for the purpose of refinancing commercial paper and short-term bank loans.


     The credit agreement for $700,000,000, described in the preceding paragraph, will be subject to renewal in May 1996. If the credit facility with any or all of the participating banks is not renewed, the Company may, at its option, repay the non-renewing banks' outstanding participation, if any, immediately or in equal quarterly installments over a four year period.

     As of December 31, 1993, the Company had outstanding 31 interest rate conversion agreements with notional principal amounts totaling $1,320,000,000. Six agreements with notional principal amounts of $180,000,000 were arranged to effectively convert certain floating interest rate obligations into fixed interest rate obligations and require interest payments on the stated principal amount at rates ranging from 8.3% to 9.8% (remaining terms of three months to five years) in return for receipts calculated on the same notional amounts at floating interest rates. In addition, 25 agreements with notional principal amounts of $1,140,000,000 were arranged to effectively convert certain fixed interest rate obligations into floating interest rate obligations and require interest payments on the stated principal amount at the three month or six month LIBOR (remaining terms of five months to nine years) in return for receipts calculated on the same notional amounts at fixed interest rates of 4.9% to 7.6%. In the third quarter of 1993, GFC entered into four three-year interest rate hedge agreements on $750 million of floating-rate borrowings to effectively guarantee a spread of approximately 2.3% between its borrowing rate (LIBOR) and the Prime interest rate. The agreements have been entered into with major financial institutions, which are expected to fully perform under the terms of the agreements, thereby mitigating the credit risk from the transactions.

     Annual maturities of long-term debt outstanding at December 31, 1993 due through June 2003 (excluding the amount supported by the revolving credit agreements expected to be renewed) will approximate $179,392,000 (1994), $192,135,000 (1995), $163,030,000 (1996), $198,747,000 (1997), $204,072,000
(1998) and $625,524,000 (thereafter).

                           GFC FINANCIAL CORPORATION

     The agreements pertaining to long-term debt of GFC include various restrictive covenants and require the maintenance of certain defined financial ratios with which GFC has complied. Under one of these covenants, dividend payments are limited to 50 percent of the sum of accumulated earnings and the proceeds from equity issued after December 31, 1991.


     Total interest paid is not significantly different from interest expense.

NOTE F  REDEEMABLE PREFERRED STOCK

     On July 30, 1993, GFC Financial acquired 2,500 shares of GFC's Series A Redeemable Preferred Stock ("GFC Preferred Stock") from a subsidiary of Dial. The GFC Preferred Stock was issued in connection with the Spin-Off and entitled the holder to receive cash dividends at an annual rate of 9%.

NOTE G  STOCKHOLDERS' EQUITY

     At December 31, 1993 and 1992, there were 20,371,703 shares of common stock issued with 20,079,486 and 20,235,791 shares of common stock outstanding, respectively. Approximately 5,611,000 common shares were reserved for issuance under the 1992 Stock Incentive Plan at December 31, 1993.

     GFC Financial has 5,000,000 shares of preferred stock authorized, none of which was issued at December 31, 1993. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series, to establish the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series. In connection with the Company's stock incentive plan, 250,000 shares of preferred stock are reserved for issuance of stock options.

NOTE H  STOCK OPTIONS

     During 1992, the Board of Directors of the Company adopted the GFC Financial Corporation 1992 Stock Incentive Plan (the "Plan") for the grant of options and restricted stock to officers, directors and certain key employees. In connection with the Spin-Off, shares of common stock were made available to provide new options and restricted shares of common stock to employees of the Company or its subsidiaries in exchange for awards outstanding under certain stock option and incentive plans of Dial. Each option was adjusted so that the aggregate exercise price and the aggregate spread before the Spin-Off was preserved at the time of the Spin-Off. For each share of Dial restricted stock held by an employee, such employee received replacement shares of GFC Financial restricted stock with a market value intended to compensate for the Spin-Off.

     The Plan provides for the following types of awards: (a) stock options (both incentive stock options and non-qualified stock options); (b) Stock Appreciation Rights; and (c) restricted stock. The Plan authorizes the issuance of awards for up to 2 1/2 percent of the total number of shares of common stock outstanding as of the first day of each year. In addition, 250,000 shares of preferred stock are reserved for awards under the Plan.

     The stock options outstanding at December 31, 1993 are granted for terms of ten years and generally become exercisable over two to three years from the date of grant. Stock options are exercisable based on the market value at the date of grant.

                           GFC FINANCIAL CORPORATION

     Information with respect to options granted and exercised from the date of Spin-Off to December 31, 1993 is as follows:

                                                                            AVERAGE OPTION
                                                               SHARES       PRICE PER SHARE
                                                              ---------     ---------------
    Granted(1)..............................................    892,908         $ 17.01
    Exercised...............................................    (41,235)          14.00
    Canceled................................................    (23,590)          18.34
                                                              ---------         -------
    Options outstanding at December 31, 1992................    828,083           17.12
    Granted.................................................    454,450           31.17
    Exercised...............................................   (166,839)          16.10
    Canceled................................................   (103,580)          22.61
                                                              ---------         -------
    Options outstanding at December 31, 1993................  1,012,114         $ 23.04
                                                              ---------         -------
                                                              ---------         -------

- ---------------
(1) Includes 526,658 shares granted in exchange for awards outstanding under certain stock option and incentive plans of Dial at an average exercise price of $14.35.

     At December 31, 1993, stock options with respect to 1,012,114 common shares are outstanding at exercise prices ranging from $10.06 to $41.65 per share, of which options to 422,667 common shares are exercisable at an average price of $15.75 per share.

     Restricted stock awards (38,629 shares in 1993 and 146,136 in 1992, including 64,586 shares converted in the Spin-Off) vest generally over periods not exceeding five years from the date of grant. The holder of the restricted stock has the right to receive dividends and vote the shares but may not sell, assign, transfer, pledge or otherwise encumber the restricted stock. All restricted stock grants since the Spin-Off are based on Company share performance and may result in greater or lesser numbers of shares being finally delivered to holder, depending on such performance.

NOTE I  INCOME TAXES

     Prior to the Spin-Off, Dial credited or charged the Company an amount equal to the tax reductions realized or tax payments made by Dial as a result of including the Company's tax results and credits in Dial's consolidated federal and other applicable income tax returns. In all other respects, the Company's tax provisions have been computed on a separate return basis.

                           GFC FINANCIAL CORPORATION

     The consolidated provision (benefit) for income taxes consist of the following for the years ended December 31:

                                                            1993        1992         1991
                                                           -------     -------     --------
    Current:
      United States:
         Federal.........................................  $ 9,783     $16,265     $ 20,087
         State...........................................    1,002       2,069        1,364
      Foreign............................................     (156)        346       (1,963)
                                                           -------     -------     --------
                                                            10,629      18,680       19,488
                                                           -------     -------     --------
    Deferred:
      United States......................................   17,947      (2,377)     (17,760)
      Foreign............................................               (2,460)
                                                           -------     -------     --------
                                                            17,947      (4,837)     (17,760)
                                                           -------     -------     --------
    Provision for income taxes...........................  $28,576     $13,843     $  1,728
                                                           -------     -------     --------
                                                           -------     -------     --------

     Deferred income taxes relate to the following principal temporary differences:

                                                            1993        1992         1991
                                                           -------     -------     --------
    Lease and other contract income and related
      depreciation.......................................  $14,973     $ 3,882     $  6,244
    Gains on sale of assets..............................   (1,377)      1,726      (16,732)
    Provision for possible credit losses.................     (277)      1,551       (8,175)
    Recognition of deferred intercompany gain............               (7,531)
    Adjustment to deferred taxes related to the increase
      in the
      U.S. federal statutory income tax rate.............    4,857
    Operating expense deferrals..........................    3,834
    Recognition of tax benefit on refinancing charges
      accrued in 1991....................................               (3,153)
    Minimum tax credit carryforward......................   (4,799)
    Other................................................      736       1,148          903
                                                           -------     -------     --------
    Provision (benefit) for deferred income taxes........  $17,947     $(2,377)    $(17,760)
                                                           -------     -------     --------
                                                           -------     -------     --------

     The benefit for foreign deferred income taxes for the year ended December 31, 1992 relates to operating losses of GEFG. Income taxes paid in 1993, 1992 and 1991 amounted to $10,511,000, $19,096,000 and $16,769,000, respectively.

                           GFC FINANCIAL CORPORATION

     The federal statutory income tax rate is reconciled to the effective income tax rate as follows:

                                                                 1993       1992     1991
                                                                ------     ------   ------
    Federal statutory income tax rate.........................   35.0%      34.0%   (34.0%)
    State income tax..........................................    3.4%       2.7%     2.3%
    Foreign tax effects.......................................   (2.0%)     (2.4%)   11.7%
    Tax provision on intercompany gains resulting from the
      Spin-Off................................................                       21.6%
    Recognition of tax benefit on refinancing charges accrued
      in 1991.................................................              (6.2%)
    Permanent differences on transaction costs................                       12.0%
    Other.....................................................   (0.7%)     (0.7%)   (8.9%)
                                                                ------     ------   ------
    Current provision for income tax..........................   35.7%      27.4%     4.7%
    Adjustments to deferred taxes.............................    7.3%
                                                                ------     ------   ------
    Provision for income taxes................................   43.0%      27.4%     4.7%
                                                                ------     ------   ------
                                                                ------     ------   ------

NOTE J  PENSION AND OTHER BENEFITS

PENSION BENEFITS

     Net periodic pension (income) cost for the years ended December 31, included the following components:

                                                        UNITED STATES            FOREIGN
                                                     -------------------     ---------------
                                                      1993        1992       1993      1992
                                                     -------     -------     -----     -----
    Service cost benefits earned during period.....  $   813     $   738     $ 215     $ 341
    Interest cost on projected benefit
      obligation...................................    1,063         878       293       345
    Actual return on plan assets...................   (2,306)     (1,781)     (736)     (382)
    Net amortization and deferral..................      967         553       459        79
                                                     -------     -------     -----     -----
    Periodic pension cost..........................      537         388       231       383
    Curtailment gain...............................     (777)
                                                     -------     -------     -----     -----
    Net periodic pension (income) cost.............  $  (240)    $   388     $ 231     $ 383
                                                     -------     -------     -----     -----
                                                     -------     -------     -----     -----

     Assumptions regarding the determination of net periodic pension (income) costs were:

                                                            UNITED STATES        FOREIGN
                                                            -------------     -------------
                                                            1993     1992     1993     1992
                                                            ----     ----     ----     ----
    Discount rate for obligation..........................  8.5%     9.0%     9.0%     9.0%
    Rate of increase in compensation levels...............  5.5%     6.0%     8.0%     8.0%
    Long-term rate of return on assets....................  9.5%     9.5%     9.0%     9.0%

     GFC Financial participated in a Dial pension plan and was allocated pension credits of $128,700 for 1991.

                           GFC FINANCIAL CORPORATION

     The following table indicates the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 1993 and 1992:

                                                           UNITED STATES             FOREIGN
                                                        -------------------     -----------------
                                                         1993        1992        1993       1992
                                                        -------     -------     ------     ------
Actuarial present value of benefit obligations:
  Vested benefit obligations..........................  $12,000     $ 7,587     $3,440     $3,088
                                                        -------     -------     ------     ------
                                                        -------     -------     ------     ------
  Accumulated benefit obligations.....................  $12,600     $ 8,489     $3,440     $3,088
                                                        -------     -------     ------     ------
                                                        -------     -------     ------     ------
Projected benefit obligation..........................  $14,400     $12,676     $3,755     $3,548
Market value of plan assets, primarily equity and
  fixed income securities.............................   17,606      15,500      3,781      3,319
                                                        -------     -------     ------     ------
Plan assets over (under) projected benefit
  obligation..........................................    3,206       2,824         26       (229)
Unrecognized transition asset.........................     (451)       (513)      (109)      (123)
Unrecognized prior service cost reduction.............      404       1,429         72         96
Unrecognized net loss.................................    1,804         983        101        254
Additional liability..................................                 (150)
                                                        -------     -------     ------     ------
Prepaid (accrued) pension costs.......................  $ 4,963     $ 4,573     $   90     $   (2)
                                                        -------     -------     ------     ------
                                                        -------     -------     ------     ------

     Assumptions regarding the funded status of pension plans are:

                                                             UNITED STATES          FOREIGN
                                                            ---------------     ---------------
                                                            1993      1992      1993      1992
                                                            -----     -----     -----     -----
Discount rate for obligation..............................  7.75%     8.50%     8.00%     9.00%
Rate of increase in compensation levels...................  4.25%     5.50%     6.00%     8.00%
Long-term rate of return on assets........................  9.50%     9.50%     9.00%     9.00%

     There are restrictions on the use of excess pension plan assets in the event of a defined change in control of the Company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("OPEB"), which requires the accrual of retiree benefits during the years the employees provide services. OPEB requires the recognition of a transition obligation that represents the aggregate amount that would have accrued in the years prior to adoption of OPEB had the standard been in effect for those years. The Company elected to accrue the transition obligation over 20 years. The adoption of SFAS No. 106 has no cash impact because the plans are not funded and the pattern of benefit payments did not change.

     Net periodic postretirement benefit cost for the year ended December 31, 1993 included the following components:

        Service cost benefits earned during period............................  $ 55
        Interest cost on accumulated postretirement benefit obligation........   143
        Net amortization and deferral.........................................    85
                                                                                ----
        Net periodic postretirement benefit cost..............................  $283
                                                                                ----
                                                                                ----

                           GFC FINANCIAL CORPORATION

     Assumptions regarding the determination of net periodic postretirement benefit costs were:

        Discount rate for obligation.........................................   8.5%
        Rate of increase in compensation levels..............................   5.5%
        Rate of increase in health care costs(1).............................  14.0%

- ---------------
(1) Rate of increase in health care costs was 14.0% in 1993, graded to 7.0% in 2000 and thereafter.

     OPEB benefit costs for 1993 are $223,000 higher than postretirement benefits paid and expensed in 1992 due to the adoption of SFAS No. 106. Amounts paid for postretirement benefits in 1992 and 1991 were approximately $60,000 and $38,000, respectively.

     The following table indicates the amounts recognized in the Company's consolidated balance sheet at December 31, 1993:

        Accumulated postretirement benefit obligation:
          Retirees..........................................................  $1,680
          Actives eligible for full benefits................................     230
          Other actives.....................................................     370
                                                                              ------
        Total accumulated postretirement benefit obligation.................   2,280
        Unrecognized transition obligation..................................   1,607
        Unrecognized net loss...............................................     437
                                                                              ------
        Accrued postretirement benefit cost.................................  $  236
                                                                              ------
                                                                              ------

     Assumptions regarding the accrued postretirement benefit cost at December 31, 1993 were:

        Discount rate for obligation........................................   7.75%
        Rate of increase in compensation levels.............................   4.25%
        Rate of increase in health care costs(1)............................  13.25%

- ---------------
(1) Rate of increase in health care costs was 13.25% in 1993, graded to 6.25% in 2000 and thereafter.

     A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately 7% and the ongoing annual expense by approximately 5%.

NOTE K  TRANSACTIONS WITH DIAL

     Pursuant to the Spin-Off, the Company and Dial entered into several agreements, including the Spin-Off Agreement, Tax Sharing Agreement, Sublease Agreement, Interim Services Agreement and Trademark Assignment and Agreement. These agreements do not result in significant additional expenses.

     The Company leases its corporate office facilities from Dial under an agreement which expires March 31, 2001. Annual rentals under the lease are approximately $1,616,000 to 1996 and $1,806,000 thereafter.

NOTE L  LITIGATION AND CLAIMS

     The Company and certain of its subsidiaries are parties either as plaintiffs or defendants to various actions, proceedings and pending claims, including legal actions, certain of which involve claims for compensatory, punitive or other damages in material amounts. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings or claims referred to above could be decided against the Company. Although the ultimate amount for which the Company or its subsidiaries may be held liable is

                           GFC FINANCIAL CORPORATION
not ascertainable, the Company believes that any resulting liability should not materially affect the Company's financial position or results of operations.

NOTE M  SFAS NO. 107 -- "DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL
             INSTRUMENTS"

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     The carrying amounts and estimated fair values of the Company's financial instruments are as follows for the years ended December 31:

                                                      1993                          1992
                                            -------------------------     -------------------------
                                             CARRYING      ESTIMATED       CARRYING      ESTIMATED
                                              AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                            ----------     ----------     ----------     ----------
Balance Sheet -- Financial Instruments:
Assets:
  Loans and other financing contracts.....  $2,192,192     $2,172,154     $1,797,440     $1,755,543
  Investment in and advances to Verex
     Corporation..........................          --             --        221,312        222,331
Liabilities:
  Senior debt.............................   1,991,986      2,149,387      1,806,433      1,847,875
  Subordinated debt.......................      86,790         88,390         75,916         83,915
Off-Balance Sheet -- Financial
  Instruments:
  Interest rate conversion agreements.....          --         36,361             --          4,536

     The carrying values of cash and cash equivalents, accounts payable and accrued expenses, customer deposits, interest payable and short-term debt approximate fair values due to the short-term maturities of these instruments.

     The methods and assumptions used to estimate the fair values of other financial instruments are summarized as follows:

     LOANS AND OTHER FINANCING CONTRACTS:

          The fair value of loans and other financing contracts was estimated by discounting expected cash flows using the current rates at which loans of similar credit quality, size and remaining maturity would be made as of December 31, 1993 and 1992. Management believes that the risk factor embedded in the entry-value interest rates applicable to performing loans for which there are no known credit concerns results in a fair valuation of such loans on an entry value basis. As of December 31, 1993 and 1992, the fair value of nonaccruing contracts with a carrying amount of $25,583,000 and $46,431,000, respectively, was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the market place for such loans. As of December 31, 1993 and 1992, the carrying amount of loans and other financing contracts excludes repossessed assets with a total carrying amount of $125,980,000 and $75,500,000, respectively.

                           GFC FINANCIAL CORPORATION

     INVESTMENT IN AND ADVANCES TO DISCONTINUED INSURANCE SUBSIDIARY:

          The fair value of the investment in and advances to Verex for December 31, 1992 was based on the fair value of the net assets of Verex. These net assets were primarily represented by cash and investments which were valued using quoted market prices.

     SENIOR AND SUBORDINATED DEBT:

          The fair value of senior and subordinated debt was estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. The carrying values of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair values due to their short maturities.

     INTEREST RATE CONVERSION AGREEMENTS:

          The fair values of interest conversion agreements is based on quoted market prices obtained from participating banks and dealers.

          The fair value estimates presented herein were based on information available as of December 31, 1993 and 1992. Although management is not aware of any factors that would significantly affect the estimated fair values, such values have not been updated since December 31, 1993 and 1992; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE N  SELLING, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

     The following represents a summary of the major components of selling, administrative and other operating expenses for the three years ended December 31:

                                                                  1993        1992        1991
                                                                --------    --------    --------
Salaries and employee benefits................................  $ 29,502    $ 27,247    $ 24,362
Problem account costs.........................................    11,822       7,642       5,790
Occupancy expense.............................................     4,160       4,494       3,444
Depreciation and amortization.................................     2,803       1,970       1,502
Other.........................................................     9,871       9,375      11,825
                                                                --------    --------    --------
                                                                $ 58,158    $ 50,728    $ 46,923
                                                                --------    --------    --------
                                                                --------    --------    --------

                           GFC FINANCIAL CORPORATION

NOTE O  GEOGRAPHIC INFORMATION

     The Company operates primarily in the United States and Europe. Geographic information for the three years ended December 31, 1993 is shown below:

                                                              DOMESTIC      EUROPE     CONSOLIDATED
                                                             ----------   ----------   ----------
Assets at year end:
  1993.....................................................  $2,698,455   $  135,867   $2,834,322
  1992.....................................................   2,433,378      208,290    2,641,668
  1991.....................................................   2,072,612      341,872    2,414,484

Interest earned from financing transactions:
  1993.....................................................     225,688       23,012      248,700
  1992.....................................................     202,472       38,334      240,806
  1991.....................................................     197,080       54,392      251,472

Interest margins earned:
  1993.....................................................     108,950       15,897      124,847
  1992.....................................................      83,390       21,309      104,699
  1991.....................................................      73,647       20,265       93,912

Income (loss) before income taxes:
  1993.....................................................      65,121        1,301       66,422
  1992.....................................................      54,937       (4,344)      50,593
  1991.....................................................     (19,076)     (17,938)     (37,014)

                           GFC FINANCIAL CORPORATION

NOTE P  CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                                          FIRST     SECOND      THIRD     FOURTH
                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                         -------    -------    -------    -------
Interest earned from financing transactions:
  1993.................................................  $58,262    $62,356    $63,450    $64,632
  1992.................................................  57,842     60,219     63,100     59,645
Interest expense:
  1993.................................................  30,568     31,423     30,788     31,074
  1992.................................................  35,263     33,896     34,580     32,368
Gains on sale of assets:
  1993.................................................   2,061        179         --      3,199
  1992.................................................      --      1,617        196      1,549
Non-interest expenses (includes provision for possible
  credit losses):
  1993.................................................  16,339     15,022     14,389     18,114
  1992.................................................  11,860     14,934     12,760     17,914
Income from continuing operations:
  1993.................................................   8,545     10,323      6,750 (1) 12,228
  1992.................................................   7,185      8,969     10,087     10,509
Income (loss) from discontinued operations:
  1993.................................................   1,338      2,870         --     (4,707 )
  1992.................................................     613      4,176      3,311      4,107
Net income:
  1993.................................................   9,883     13,193      6,750 (1)  7,521
  1992.................................................   7,798     13,145     13,398     14,616

- ---------------
(1) Income from continuing operations and net income for the third quarter of 1993 include an adjustment of $4,857,000 representing the effect of recent federal and state income tax increases applicable to deferred income taxes generated by the Company's leveraged lease portfolio.


NOTE Q SUBSEQUENT EVENTS (UNAUDITED) -- PURCHASE OF AMBASSADOR FACTORS AND TRICON CAPITAL CORPORATION


     On February 14, 1994, GFC acquired Fleet Financial Group, Inc.'s ("Fleet") factoring and asset based lending subsidiary, Fleet Factors Corporation, which operates under the trade name Ambassador Factors ("Ambassador"). The cash purchase price of the acquisition was $248,285,000 and represented Ambassador's stockholder's equity, including a premium ($76,285,000), and repayment of the intercompany balance due from Ambassador to Fleet ($172,000,000). In addition, GFC assumed $111,526,000 due to factored clients, $4,843,000 of accrued liabilities and $8,800,000 of additional liabilities and transaction costs. The acquisition will be accounted for as a purchase and will create approximately $30,400,000 of goodwill, which will be amortized on a straight line basis over 20 years.

     The acquisition was financed with proceeds received from the sale of GFC Financial's discontinued mortgage insurance subsidiary and cash generated from operations. GFC Financial, simultaneous with the acquisition, increased its investment in GFC by contributing $40,000,000 of intercompany loans as additional paid in capital of GFC.

                           GFC FINANCIAL CORPORATION

     On March 4, 1994, GFC signed a definitive purchase agreement under which it will acquire all of the stock of TriCon Capital Corporation ("TriCon") from Bell Atlantic Corporation ("Bell Atlantic"), in an all-cash transaction. This transaction is subject to regulatory approvals and certain other conditions. Accordingly, there can be no assurance that the acquisition will be consummated. The cash purchase price of the acquisition is $344,250,000. In addition, GFC will assume outstanding indebtedness and liabilities of TriCon totaling $1,453,201,000 and incur additional liabilities and acquisition costs of $7,500,000. The acquisition is expected to be accounted for as a purchase and will create approximately $69,817,000 of goodwill, which will be amortized on a straight line basis over 20 years.


     The cash purchase price is expected to be financed initially with the proceeds from the issuance of $300 million of debt securities of GFC and the remainder with internally generated funds. A portion of the interim debt is expected to be replaced with the net proceeds of the Offerings. It is not expected that the Offerings will be completed prior to the consummation of the acquisition of TriCon by GFC.



     The following Pro Forma Consolidated Balance Sheet (unaudited) of GFC Financial as of December 31, 1993 and Pro Forma Statement of Consolidated Income From Continuing Operations (unaudited) for the year ended December 31, 1993 have been prepared to reflect the historical financial position and income from continuing operations as adjusted to reflect the acquisitions of Ambassador and TriCon and the Offerings by the Company. The Pro Forma Consolidated Balance Sheet has been prepared as if such acquisitions occurred on December 31, 1993 and the Pro Forma Statement of Consolidated Income From Continuing Operations has been prepared as if such acquisitions occurred on January 1, 1993 and give effect to the Offerings as of such dates. The pro forma consolidated financial information is unaudited and is not necessarily indicative of the results that would have occurred if the acquisitions had been consummated as of December 31, 1993 or January 1, 1993.


     Total assets on a pro forma basis increased to $5,008,135,000 at December 31, 1993. Pro forma income from continuing operations would have been $67,284,000 ($2.41 per common and equivalent share) after a $4,857,000 ($0.18 per common and equivalent share) adjustment for deferred taxes applicable to leveraged leases. Excluding the $4,857,000 charge, pro forma income from continuing operations would be approximately $72 million ($2.59 per common and equivalent share). Pro forma income per share assumes a 7,000,000 increase in the number of common shares outstanding.

                                               GFC FINANCIAL CORPORATION

                                            PRO FORMA CONSOLIDATED BALANCE SHEET
                                                     DECEMBER 31, 1993
                                                   (DOLLARS IN THOUSANDS)

                                     ASSETS

                                         HISTORICAL                   PRO FORMA ADJUSTMENTS
                           ---------------------------------------   ------------------------
                             GFCFC      AMBASSADOR(1)     TRICON     AMBASSADOR      TRICON         PRO FORMA
                           ----------   -------------   ----------   ----------     ---------       ----------
Cash and cash
  equivalents............  $      929     $   7,072     $    4,483   $              $     135 (9)    $   12,619
Investment in financing
  transactions:
  Loans and other
    financing
    contracts............   2,343,755       334,656        912,964                                   3,591,375
  Direct finance
    leases...............      71,812                      647,055                                     718,867
  Operating leases.......     147,222                      240,057                    (53,460)(10)     333,819
  Leveraged leases.......     283,782                                                                  283,782
                           ----------   -------------   ----------   ----------     ---------       ----------
                            2,846,571       334,656      1,800,076                    (53,460)       4,927,843
Less reserve for possible
  credit losses..........     (64,280)       (9,207)       (43,191)                                   (116,678)
                           ----------   -------------   ----------   ----------     ---------       ----------
                            2,782,291       325,449      1,756,885                    (53,460)       4,811,165
Other assets and deferred
  charges................      51,102         5,941         27,091      30,400  (2)    69,817 (13)     184,351
                           ----------   -------------   ----------   ----------     ---------       ----------
                           $2,834,322     $ 338,462     $1,788,459   $  30,400      $  16,492       $5,008,135
                           ----------   -------------   ----------   ----------     ---------       ----------
                           ----------   -------------   ----------   ----------     ---------       ----------


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Accounts payable and
  accruals...............  $   72,764     $   4,843     $   75,302   $   8,800  (2) $   5,000 (13)  $  166,709
Due to factored
  clients................                   111,526                                                    111,526
Due to Fleet.............                   172,000                   (172,000 )(3)
Due to Bell Atlantic.....                                  611,194                     83,900 (11)
                                                                                     (695,094)(12)
Debt.....................   2,079,286                      709,508      76,285  (2)   (53,460)(10)   3,835,780
                                                                       172,000  (3)   721,851 (12)
                                                                                      130,310 (13)
Deferred income taxes....     178,972        (4,592)        81,100                    (83,900)(11)     174,380
                                                                                        2,800 (13)
                           ----------   -------------   ----------   ----------     ---------       ----------
                            2,331,022       283,777      1,477,104      85,085        111,407        4,288,395
Stockholders' equity.....     503,300        54,685        311,355     (54,685 )(2)       135 (9)      719,740
                                                                                      (26,757)(12)
                                                                                      216,440 (13)
                                                                                     (284,733)(13)
                           ----------   -------------   ----------   ----------     ---------       ----------
                           $2,834,322     $ 338,462     $1,788,459   $  30,400      $  16,492       $5,008,135
                           ----------   -------------   ----------   ----------     ---------       ----------
                           ----------   -------------   ----------   ----------     ---------       ----------

                           GFC FINANCIAL CORPORATION


     PRO FORMA STATEMENT OF CONSOLIDATED INCOME FROM CONTINUING OPERATIONS

                          YEAR ENDED DECEMBER 31, 1993
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                         HISTORICAL                 PRO FORMA ADJUSTMENTS
                            ------------------------------------   ------------------------
                               GFCFC     AMBASSADOR(1)   TRICON     AMBASSADOR      TRICON         PRO FORMA
                            -----------  -------------  --------   -------------   --------       -----------
Interest earned from
  financing
  transactions............  $   248,700     $35,235     $245,300      $            $ (7,667)(10)  $   523,068
                                                                                      1,500 (14)
Interest expense..........      123,853       5,780       80,211        4,226 (4)     5,018 (15)      219,088
                            -----------  -------------  --------   -------------   --------       -----------
Interest margins earned...      124,847      29,455      165,089       (4,226)      (11,185)          303,980
Provision for possible
  credit
  losses..................        5,706       7,177       21,634                                       34,517
                            -----------  -------------  --------   -------------   --------       -----------
Net interest margins
  earned..................      119,141      22,278      143,455       (4,226)      (11,185)          269,463
Gains on sale of assets...        5,439                                                                 5,439
                            -----------  -------------  --------   -------------   --------       -----------
                                124,580      22,278      143,455       (4,226)      (11,185)          274,902
Selling, administrative
  and other operating
  expenses................       58,158       8,125       48,128        2,470 (5)     3,491 (16)      122,131
                                                                        1,000 (6)       759 (14)
Depreciation..............                                41,582                                       41,582
                            -----------  -------------  --------   -------------   --------       -----------
                                 66,422      14,153       53,745       (7,696)      (15,435)          111,189
Income taxes:
  Current and deferred....       23,719       6,481       22,164       (3,078)(7)    (6,174)(18)       39,048
                                                                         (820)(8)    (3,244)(17)
  Adjustment to deferred
    taxes.................        4,857                                                                 4,857
                            -----------  -------------  --------   -------------   --------       -----------
Income from continuing
  operations..............  $    37,846     $ 7,672     $ 31,581      $(3,798)     $ (6,017)      $    67,284
                            -----------  -------------  --------   -------------   --------       -----------
                            -----------  -------------  --------   -------------   --------       -----------
Income from continuing
  operations per common
  and equivalent
  share(20)...............  $      1.80                                                           $      2.41
                            -----------                                                           -----------
                            -----------                                                           -----------
Average outstanding common
  and equivalent
  shares(20)..............   20,332,000                                                            27,332,000
                            -----------                                                           -----------
                            -----------                                                           -----------

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


     (1) The Pro Forma Consolidated Balance Sheet, as of December 31, 1993, includes the historical balance sheet of Ambassador as of November 30, 1993 and the Pro Forma Statement of Consolidated Income From Continuing Operations for the year ended December 31, 1993 includes the historical statement of income of Ambassador for the eleven months ended November 30, 1993.



ACQUISITION OF AMBASSADOR



     (2) To record the accrual of various liabilities ($8,800,000) and the resulting goodwill ($30,400,000) arising from the Ambassador acquisition, the payment for Ambassador's equity plus a premium ($76,285,000) using a portion of the proceeds from the sale of Verex and cash generated from operations which previously had been used to repay debt and the elimination of historical equity ($54,685,000).


     (3) To record repayment of Ambassador's intercompany payable to Fleet ($172,000,000), using the proceeds from the sale of Verex and cash generated from operations which previously had been used to repay debt.

     (4) To record the estimated interest expense ($4,226,000) arising from the debt incurred to fund the acquisition and the repayment of the intercompany payable due to Fleet.

     (5) To record amortization of goodwill ($2,470,000) based on an amortization period of twenty years and amortization of the covenant not to compete over one year (see Note (19)).

     (6) To record administrative expenses for additional employees and general overhead ($1,000,000).

     (7) To record the income tax effect ($3,078,000) of Notes (4), (5) and (6) at the Company's effective incremental income tax rate of 40%.

     (8) To adjust income taxes for the lower state income tax rate applicable to the Company ($820,000).


ACQUISITION OF TRICON


     (9) To record the original capital contribution by Bell Atlantic as part of the incorporation of TriCon ($135,000).

     (10) To transfer assets and the related debt of TriCon ($53,460,000), not purchased by the Company, to Bell Atlantic and reduce interest earned from financing transactions for the income recorded on such assets in 1993 ($7,667,000).

     (11) To record issuance of notes payable ($83,900,000) to Bell Atlantic by TriCon to repay TriCon's deferred tax liability.


     (12) To record a dividend from TriCon to Bell Atlantic ($26,757,000) and the conversion of the remaining short-term borrowings from affiliates of TriCon ($695,094,000) to a note payable to Bell Atlantic ($721,851,000).



     (13) To record the goodwill created in the acquisition of TriCon ($69,817,000), elimination of the remaining TriCon equity ($284,733,000), the elimination of deferred tax assets ($2,800,000), the debt incurred to finance the acquisition ($130,310,000), the issuance of equity at $32.00 per share, net of the underwriting discount, but before deducting estimated expenses payable by the Company in connection with the Offerings ($216,440,000) and the accrual of various liabilities ($5,000,000). The interest expense related to debt to be replaced with the net proceeds from the Offerings and, therefore, nonrecurring and excluded from the Pro Forma Statement of Consolidated Income From Continuing Operations, is approximately $2,000,000.


     (14) To reflect base fees ($1,500,000) and incremental costs ($759,000) related to an agreement to manage leveraged leases for Bell Atlantic by TriCon.

     (15) To record interest expense ($5,018,000) resulting from the additional debt issued to purchase TriCon and certain debt to Bell Atlantic incurred to fund the deferred tax payment and dividend referred to in Notes (11) and (12), reduced by the interest savings applicable to the debt not transferred in the TriCon acquisition referred to in Note (10).

     (16) To record amortization of goodwill ($3,491,000) based on an amortization period of twenty years (see Note (19)).

     (17) To reduce TriCon's income taxes for the effect of increases in income tax rates for 1993 (principally the increase in the federal tax rate) due to the deferred tax payment and the new tax basis in assets at the beginning of the pro forma period ($3,244,000).

     (18) To record the income tax effect ($6,174,000) of Notes (10) and (14) through (16) at the Company's effective incremental income tax rate of 40%.

     (19) Goodwill may be adjusted as the final allocation of the values of the purchased assets and liabilities is established.


     (20) Pro forma income from continuing operations per common and equivalent share is calculated assuming the 7,000,000 shares of Common Stock are issued.

     The following financial statements contain references to a proposed public offering of stock of TriCon and certain restructuring of the business. The acquisition by GFC supersedes that public offering and the purchase agreement makes certain changes to the proposed restructuring.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder and Board of Directors of Bell Atlantic TriCon Leasing Corporation:

     We have audited the consolidated balance sheets of TriCon Capital Corporation -- Predecessor Business (see Note 1 to the Consolidated Financial Statements) at December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TriCon Capital Corporation -- Predecessor Business at December 31, 1993 and 1992, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 2 and 9 to the Consolidated Financial Statements, in 1993 the Company adopted the method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109 and the method of accounting for postemployment benefits prescribed by Statement of Financial Accounting Standards No. 112, and in 1991 adopted the method of accounting for postretirement benefits other than pensions prescribed by Statement of Financial Accounting Standards No. 106.

                                          COOPERS & LYBRAND

New York, New York
February 7, 1994

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1993           1992
                                                                      ----------     ----------
ASSETS
Cash................................................................  $    4,483     $    4,503
Notes receivable and finance leases:
Investment in notes receivable......................................     912,964        833,487
Investment in finance leases........................................     647,055        639,592
                                                                      ----------     ----------
          Total notes receivable and finance leases.................   1,560,019      1,473,079
Less:
Allowance for credit losses.........................................      43,191         48,279
                                                                      ----------     ----------
Net investment in notes receivable and finance leases...............   1,516,828      1,424,800
Investment in operating leases, net of accumulated depreciation.....     240,057        230,721
Other assets........................................................      27,091         32,222
                                                                      ----------     ----------
          Total Assets..............................................  $1,788,459     $1,692,246
                                                                      ----------     ----------
                                                                      ----------     ----------
LIABILITIES AND EQUITY
Liabilities:
Notes payable.......................................................  $  709,508     $  919,642
Accounts payable and accrued expenses...............................      75,302         71,951
Due to affiliates...................................................     611,194        349,842
Deferred income taxes...............................................      81,100         93,908
                                                                      ----------     ----------
Total Liabilities...................................................   1,477,104      1,435,343
                                                                      ----------     ----------
Total Equity........................................................     311,355        256,903
                                                                      ----------     ----------
          Total Liabilities and Equity..............................  $1,788,459     $1,692,246
                                                                      ----------     ----------
                                                                      ----------     ----------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
REVENUE
Interest income............................................  $ 80,477     $ 77,170     $ 90,788
Finance lease revenue......................................    65,835       77,009       94,503
Operating lease revenue....................................    63,806       46,337       34,679
Other......................................................    35,182       41,751       33,879
                                                             --------     --------     --------
          Total Revenue....................................   245,300      242,267      253,849
                                                             --------     --------     --------
EXPENSES
Interest...................................................    80,211       90,298      115,190
Selling, general and administrative........................    48,128       49,638       46,533
Provision for credit losses................................    21,634       28,057       29,876
Depreciation...............................................    41,582       31,496       23,881
                                                             --------     --------     --------
          Total Expenses...................................   191,555      199,489      215,480
                                                             --------     --------     --------
Income before provision for income taxes and cumulative
  effect of changes in accounting principles...............    53,745       42,778       38,369
Provision for income taxes.................................    22,164       15,414       15,014
                                                             --------     --------     --------
Income before cumulative effect of changes in accounting
    principles.............................................    31,581       27,364       23,355
Cumulative effect of changes in accounting principles......     5,530           --       (1,471)
                                                             --------     --------     --------
          NET INCOME.......................................  $ 37,111     $ 27,364     $ 21,884
                                                             --------     --------     --------
                                                             --------     --------     --------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1993            1992            1991
                                                      -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................  $    37,111     $    27,364     $    21,884
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization..................       43,538          33,436          25,329
     Provision for credit losses....................       21,634          28,057          29,876
     Amortization of initial direct costs...........        8,946          10,417          12,081
     Foreign currency transaction gain..............           --              --          (2,857)
     Valuation adjustment...........................           --          (6,000)             --
     Cumulative effect of changes in accounting
       principles...................................       (5,530)             --           1,471
     Gain on sale of equipment and real estate held
       under operating leases.......................       (2,548)            (72)            (29)
     Gain on transfer of receivables................      (11,290)        (13,065)        (11,745)
     Deferred income taxes..........................       (6,893)            593             (41)
  Changes in certain assets and liabilities:
     (Increase) decrease in other assets............         (628)          2,491          28,404
     Increase (decrease) in accounts payable and
       accrued expenses.............................        7,461          (8,320)         (4,171)
                                                      -----------     -----------     -----------
Net cash provided by operating activities...........       91,801          74,901         100,202
                                                      -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to notes receivable and finance
       leases.......................................   (1,844,466)     (1,355,261)     (1,198,591)
     Principal payments received on notes receivable
       and finance leases...........................    1,553,092       1,053,913         969,786
     Additions to equipment and real estate held
       under operating leases.......................      (60,270)        (57,686)        (63,420)
     Proceeds from sale of equipment and real estate
       under operating leases.......................        8,236           4,166             461
     Proceeds from transfer of receivables..........      183,242         275,049         291,053
                                                      -----------     -----------     -----------
Net cash used in investing activities...............     (160,166)        (79,819)           (711)
                                                      -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from borrowings.......................      128,529         204,223         283,067
     Principal repayments of borrowings.............     (338,663)       (254,155)       (458,595)
     Increase in amounts due to affiliates..........      261,352          32,703          73,579
     Capital contributions..........................       21,438          40,416           6,073
     Capital distributions..........................       (3,932)        (17,932)         (3,677)
     Other..........................................         (395)             --             (42)
                                                      -----------     -----------     -----------
Net cash provided by (used in) financing
  activities........................................       68,329           5,255         (99,595)
                                                      -----------     -----------     -----------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH............           16             (31)           (164)
                                                      -----------     -----------     -----------
(DECREASE) INCREASE IN CASH.........................          (20)            306            (268)
CASH, BEGINNING OF YEAR.............................        4,503           4,197           4,465
                                                      -----------     -----------     -----------
CASH, END OF YEAR...................................  $     4,483     $     4,503     $     4,197
                                                      -----------     -----------     -----------
                                                      -----------     -----------     -----------

  The accompanying notes are an integral part of these Consolidated Financial
   Statements.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1.  BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

     TriCon Capital Corporation, a wholly-owned subsidiary of Bell Atlantic Investments, Inc. and, ultimately, Bell Atlantic Corporation ("Bell Atlantic"), was incorporated on December 3, 1993 and will be the successor entity to certain businesses of Bell Atlantic TriCon Leasing Corporation ("Old TriCon") which is wholly owned by Bell Atlantic Capital Corporation.

     Prior to a planned restructuring (the "Restructuring") in contemplation of a public offering of the Company's common stock, the Company will be capitalized with amounts sufficient to acquire from Old TriCon certain assets which comprise the Predecessor Business (described below).

     Pursuant to the Restructuring, the Company will acquire substantially all of the assets and assume certain liabilities of Old TriCon, other than its leveraged lease portfolio, project finance portfolio and certain other assets to be retained by Old TriCon (the "Transferred Assets" and "Excluded Assets," respectively). The purchase price will be equivalent to the net book value of the Transferred Assets, subject to certain adjustments, and will be paid in part by the issuance of notes payable to Old TriCon.

     Pursuant to the Restructuring, the Company will also, among other things, assume the rights and obligations of Old TriCon under its securitization agreements and enter into a five-year agreement to manage, for a fee, the leveraged lease and project finance portfolios retained by Old TriCon.

BASIS OF PRESENTATION

     The consolidated financial statements reflect the financial position, results of operations and cash flows of TriCon Capital
Corporation -- Predecessor Business, which consists of the assets and liabilities to be acquired or assumed by the Company in the contemplated Restructuring described above. Use of "the Company" in these financial statements refers to the Predecessor Business, unless the context indicates reference to TriCon Capital Corporation. The consolidated financial statements include the accounts of a Canadian division and all wholly owned subsidiaries which are included in the Predecessor Business. All significant intercompany balances are eliminated.

     The consolidated financial statements include allocations of certain liabilities and expenses relating to the Predecessor Business to be transferred to the Company in the Restructuring. Debt and related interest expense were allocated between the Transferred Assets and the Excluded Assets based upon the internal "match funding" and debt-to-equity ratio policies of Old TriCon in place during such periods. Common expenses were allocated on a proportional basis between the Transferred Assets and the Excluded Assets. Management believes that these allocation methods are reasonable.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  INVESTMENT IN FINANCE LEASES

     Investment in finance leases consists of the minimum lease payments receivable, estimated residual value of the equipment and initial direct costs less unearned income and security deposits. The unearned income represents the excess of the gross lease payments receivable plus the estimated residual value over the cost of the equipment leased. Unearned income is amortized to income so as to provide an approximate level rate of return on the net outstanding investment. The original lease terms of the direct finance leases are generally from 36 to 84 months.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

  INVESTMENT IN OPERATING LEASES

     Investment in operating leases consist predominantly of medical equipment and health care facilities. The Company recognizes operating lease revenue on a straight-line basis over the term of the lease. The cost of equipment and facilities held under operating leases is depreciated to the estimated residual value, on a straight-line basis, over the shorter of the estimated economic life or the period specified under the lease term. Initial direct costs are deferred and amortized over the lease term on a straight-line basis.

  RESIDUAL VALUES

     Residual values are reviewed by the Company at least annually. Declines in residual values for finance leases are recognized as charges to income. Declines in residual values for operating leases are recognized as adjustments to depreciation on operating leases over the shorter of the useful life of the asset or the remaining term of the lease.

  ALLOWANCE FOR CREDIT LOSSES

     In connection with the financing of leases and other receivables, the Company records an allowance for credit losses to provide for estimated losses in the portfolio. The allowance for credit losses is based on a detailed analysis of delinquencies, an assessment of overall risks, management's review of historical loss experience and evaluation of probable losses in the portfolio as a whole given its diversification. An account is fully reserved for or written off when analysis indicates that the probability of collection of the account is remote.

  INCOME TAXES

     For federal income tax purposes, the results of the Company's operations are included in Bell Atlantic's consolidated tax return. In accordance with the Bell Atlantic Consolidated Federal Income Tax Allocation Policy, the Company is allocated federal income tax, or benefit, to the extent it contributes taxable income or loss, and credits, which are utilized in consolidation. The Company and each of its subsidiaries file separate state tax returns in the jurisdictions in which they conduct business.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which the Company adopted effective January 1, 1993. SFAS 109 requires the determination of deferred taxes using the liability method. Under the liability method, deferred taxes must be provided on all book and tax basis differences and deferred tax balances must be adjusted to reflect enacted changes in income tax rates. The cumulative impact of adopting SFAS 109 on the earnings of the Company is a tax benefit of $5,763.

     Prior to January 1, 1993, deferred taxes were provided for differences in the measurement of revenue and expenses for financial accounting and income tax purposes using the deferral method under Accounting Principles Board Opinion No. 11 (APB 11), "Accounting for Income Taxes."

  INTEREST RATE SWAPS

     Interest rate swaps are contracts between two parties to exchange interest payments without the exchange of the underlying notional principal amounts. The Company enters into interest rate swap agreements primarily to hedge interest rate risks. The Company records a net receivable or payable related to the interest to be paid or received as an adjustment to interest expense. In the event of an early termination of an interest rate swap contract, the gain or loss would be amortized over the remaining life of the swap.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

  FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

     The financial statements of foreign operations are translated in accordance with the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Under the provisions of the statement, assets and liabilities are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. The related translation adjustments are recorded as a separate component of Total Equity. Transactions denominated in foreign currencies are translated at rates in effect at the time of the transaction. Gains or losses resulting from foreign currency transactions are included in results of operations.

3.  INVESTMENT IN NOTES RECEIVABLE AND FINANCE LEASES

     Investment in notes receivable consists primarily of amounts due the Company relating to commercial inventory and accounts receivable financing and first mortgage notes which are collateralized by the underlying commercial real estate. The notes bear interest at rates ranging from 5.1% to 15.4% and mature between the years 1994 and 2015. The components of investment in notes receivable as of December 31 are as follows:

                                                                       1993         1992
                                                                     ---------    ---------
    Notes receivable...............................................  $ 883,122    $ 803,009
    Initial direct costs...........................................      5,002        4,272
    Non-accrual accounts...........................................     24,840       26,206
                                                                     ---------    ---------
    Investment in notes receivable.................................  $ 912,964    $ 833,487
                                                                     ---------    ---------
                                                                     ---------    ---------

     Investment in finance leases consists of various types of equipment including diversified commercial use equipment, health care equipment and data processing equipment. The original lease terms are generally from 36 to 84 months. The components of investment in finance leases as of December 31 are as follows:

                                                                       1993         1992
                                                                     ---------    ---------
    Minimum lease payments.........................................  $ 685,578    $ 659,097
    Estimated residual value.......................................     64,004       75,834
         Less:
    Unearned income................................................    133,991      134,364
    Security deposits..............................................     20,737       20,171
         Plus:
    Initial direct costs...........................................     15,259       13,426
    Net investment in non-accrual accounts.........................     36,942       45,770
                                                                     ---------    ---------
    Investment in finance leases...................................  $ 647,055    $ 639,592
                                                                     ---------    ---------
                                                                     ---------    ---------

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

     At December 31, 1993, estimated minimum annual receipts from notes receivable and finance leases based upon contractual terms are as follows:

                                                                         NOTES        FINANCE
YEAR ENDING DECEMBER 31                                                RECEIVABLE      LEASES
- ---------------------------------------------------------------------  ----------     --------
1994.................................................................   $338,390      $223,413
1995.................................................................    113,977       177,670
1996.................................................................     95,010       130,487
1997.................................................................     81,733        82,128
1998.................................................................     51,897        38,629
Thereafter...........................................................    202,115        33,251
                                                                       ----------     --------
                                                                        $883,122      $685,578
                                                                       ----------     --------
                                                                       ----------     --------

4.  INVESTMENT IN OPERATING LEASES

     Operating leases have original terms from 12 to 120 months. Investment in operating leases consists of the following at December 31:

                                                                             1993       1992
                                                                           --------   --------
Medical equipment, at cost...............................................  $215,951   $193,828
Commercial real estate, at cost..........................................    99,943     95,926
Other, at cost...........................................................     6,466      6,466
                                                                           --------   --------
Total cost...............................................................   322,360    296,220
Less accumulated depreciation............................................   (82,303)   (65,499)
                                                                           --------   --------
Net investment in operating leases.......................................  $240,057   $230,721
                                                                           --------   --------
                                                                           --------   --------

     Depreciation expense relating to equipment and real estate held under operating leases was $39,012, $28,645 and $21,191 in 1993, 1992 and 1991,
respectively.

     Estimated minimum annual lease receipts from noncancelable operating leases as of December 31, 1993 are as follows:

    YEAR ENDING DECEMBER 31
    --------------------------------------------------------------------------
    1994......................................................................  $ 58,934
    1995......................................................................    50,000
    1996......................................................................    36,454
    1997......................................................................    27,273
    1998......................................................................    15,989
    Thereafter................................................................    61,893
                                                                                --------
                                                                                $250,543
                                                                                --------
                                                                                --------

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

5.  NOTES PAYABLE

     Notes payable at December 31 consist of the following:

                                                                       1993         1992
                                                                     --------     --------
    Recourse notes payable with interest rates from 3.31% to 11.0%
      and
      maturity dates through 2005..................................  $709,508     $918,617
    Nonrecourse notes payable with fixed interest rates from 8.5%
      to 9.3%
      and retired in 1993..........................................     --           1,025
                                                                     --------     --------
              Total notes payable..................................  $709,508     $919,642
                                                                     --------     --------
                                                                     --------     --------

     At December 31, 1992, all nonrecourse notes were collateralized by specific lease receivables and the underlying equipment. During 1993, 1992 and 1991, the Company paid $82,656, $91,434 and $113,925, respectively, in interest.

     The above recourse note amounts are allocated from aggregate recourse notes of Old TriCon of $847,917 and $1,066,193 at December 31, 1993 and 1992,
respectively (see Note 1).

     Under the terms of various recourse notes and receivable transfer agreements, Old TriCon was subject to certain restrictive covenants. The most restrictive of these covenants require Old TriCon to maintain a minimum net worth of $150,000; an interest coverage ratio of at least 1.2:1; and a ratio of indebtedness (as defined in the various agreements) to net worth not to exceed 8:1. Old TriCon was in compliance with all covenants as of the balance sheet dates. In addition, certain affiliates have agreed to maintain Old TriCon's compliance with certain financial covenants pursuant to agreements covering the majority of recourse borrowings at December 31, 1993. During 1993 and 1992, Old TriCon participated with an affiliate in the issuance of medium-term notes. Old TriCon's share of the issuance was $184,567 and $60,750 in 1993 and 1992, respectively, which is included in recourse notes payable above. The notes bear interest at varying rates from 4.33% to 6.625% and have maturity dates through December 1999. The Company recognized interest expense on these medium-term notes of $8,054 and $217 in 1993 and 1992, respectively.

     Maturities of notes payable are as follows:

                YEAR ENDING DECEMBER 31,
                --------------------------------------------------
                1994..............................................   $218,627
                1995..............................................    220,072
                1996..............................................    135,824
                1997..............................................     60,011
                1998..............................................     18,045
                Thereafter........................................     56,929
                                                                     --------
                                                                     $709,508
                                                                     --------
                                                                     --------

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

6.  TOTAL EQUITY

     The following are transactions affecting total equity:

                                                           1993         1992         1991
                                                         --------     --------     --------
    Balance at beginning of year.......................  $256,903     $206,674     $185,069
    Capital contributions..............................    21,438       40,416        6,073
    Net income.........................................    37,111       27,364       21,884
    Capital distributions..............................    (3,932)     (17,932)      (3,677)
    Foreign currency translation adjustments...........       230          381       (2,633)
    Other..............................................      (395)          --          (42)
                                                         --------     --------     --------
              Total Equity at end of year..............  $311,355     $256,903     $206,674
                                                         --------     --------     --------
                                                         --------     --------     --------

7.  INCOME TAXES

     In 1990, Bell Atlantic was subject to the alternative minimum tax (AMT) provisions of the 1986 Tax Reform Act on a tax return basis. The Company has provided for its share of Bell Atlantic's consolidated current AMT liability and for the deferred benefit relating to the corresponding AMT credit carryforward. Bell Atlantic was able to utilize all AMT carryforwards in 1991 and 1992. The Company's income tax expense for the years 1993, 1992 and 1991 would not have differed materially from that reported had the Company filed tax returns on a stand alone basis.

     The provision for income taxes (exclusive of the tax effect of the cumulative effect of changes in accounting principles in 1993 and 1991) for the years ended December 31 consists of the following:

                                                             1993        1992        1991
                                                            -------     -------     -------
    Current:
      Federal.............................................  $28,912     $14,065     $15,045
      State and local.....................................      145         756          10
                                                            -------     -------     -------
                                                             29,057      14,821      15,055
                                                            -------     -------     -------
    Deferred:
      Federal.............................................  (11,365)     (3,071)     (4,012)
      State and local.....................................    4,472       3,664       3,971
                                                            -------     -------     -------
                                                             (6,893)        593         (41)
                                                            -------     -------     -------
              Provision for income taxes..................  $22,164     $15,414     $15,014
                                                            -------     -------     -------
                                                            -------     -------     -------

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

     Deferred tax liabilities (assets) are comprised of the following:

                                                                                  1993
                                                                                --------
     Gross deferred tax liabilities:
       Lease related differences..............................................  $ 75,263
       Other..................................................................    57,704
                                                                                --------
     Gross deferred tax liabilities...........................................   132,967
                                                                                --------
     Gross deferred tax assets:
       Allowance for credit losses and accrued liabilities for
          securitizations.....................................................   (23,031)
       Other..................................................................   (28,836)
                                                                                --------
     Gross deferred tax assets................................................   (51,867)
                                                                                --------
               Net deferred taxes.............................................  $ 81,100
                                                                                --------
                                                                                --------

     Under APB 11, deferred taxes resulted from timing differences in the recognition of revenue and expenses for federal and state tax and for financial statement purposes. The tax effects of the timing differences that resulted in the provision for deferred income taxes are summarized as follows:

                                                                      1992         1991
                                                                    --------     --------
     Accelerated depreciation.....................................  $   (407)    $  3,151
     Direct finance and operating leases..........................   (23,681)     (10,653)
     State taxes..................................................     2,418        2,621
     Deferred AMT credits.........................................     7,937        6,597
     Asset backed securitizations.................................     7,834          103
     Provision for credit losses..................................     3,227       (9,195)
     Other, net...................................................     3,265        7,335
                                                                    --------     --------
               Total..............................................  $    593     $    (41)
                                                                    --------     --------
                                                                    --------     --------

     During 1993, 1992 and 1991 the Company paid $24,989, $23,415 and $8,322, respectively, in income taxes.

     The provision for income taxes recorded for financial reporting purposes differs from the expense computed at the statutory federal income tax rate as follows:

                                                                     1993     1992     1991
                                                                     ----     ----     ----
    Federal income tax provision at the statutory rate.............  35.0%    34.0%    34.0%
    State income tax provision, net of federal tax benefit.........   5.6      6.8      6.8
    Adjust prior years' tax provision..............................   (.1)    (1.1)     --
    Income tax expense related to acquisition of business..........    .5      1.4      2.1
    Income tax benefit related to tax exempt income................  (4.3)    (3.8)    (3.9)
    Impact of 1% rate change.......................................   4.4      --       --
    Other..........................................................    .1     (1.3)      .1
                                                                     ----     ----     ----
    Provision for income taxes.....................................  41.2%    36.0%    39.1%
                                                                     ----     ----     ----
                                                                     ----     ----     ----

8. TRANSACTIONS WITH AFFILIATES

     The Company purchased equipment from affiliates of Bell Atlantic totaling $4,574, $7,793 and $10,923 in 1993, 1992 and 1991, respectively, which is being leased to third parties under financing lease arrangements.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

In 1990, the Company purchased $11,800 of equipment from an affiliate in return for a non-interest bearing note payable due in 1991. During 1991, the Company returned such equipment to the affiliate in full payment of the note. During 1993, 1992 and 1991, the Company leased various equipment to affiliates under direct finance and operating leases and recognized earned income of $1,540, $1,143 and $1,481, respectively.

     During 1993, 1992 and 1991, the Company earned $100, $1,174 and $234, respectively, of management fees from an affiliate. The Company has entered into a short-term borrowing arrangement with an affiliate that bears interest at a rate which approximates the affiliate's average daily cost of funds (weighted average effective rates of 3.28%, 3.83% and 6.04% for the years ended December 31, 1993, 1992 and 1991, respectively). The Company recognized interest expense of $13,844, $13,910 and $19,727 in 1993, 1992 and 1991, respectively, under these arrangements.

     Due to Affiliates consists of the following at December 31:

                                                           1993         1992         1991
                                                         --------     --------     --------
    Advances under short-term borrowing arrangements...  $603,501     $347,260     $311,029
    Payables to affiliates.............................     4,437        3,855        4,723
    Receivables from affiliates........................    (2,148)      (2,825)      (2,846)
    Income tax payable.................................     5,404        1,552        4,235
                                                         --------     --------     --------
                                                         $611,194     $349,842     $317,141
                                                         --------     --------     --------
                                                         --------     --------     --------

9.  EMPLOYEE BENEFITS

  Pension Plans

     Substantially all of the Company's employees are covered under a noncontributory defined benefit pension plan sponsored by Bell Atlantic Capital Corporation and its subsidiaries. The pension benefit formula used is based on a stated percentage of adjusted career average income. The funding objective of the plan is to accumulate funds at a relatively stable rate over participants' working lives so that benefits are fully funded at retirement. Amounts contributed to the plan are determined actuarially, principally under the aggregate cost method, and are subject to applicable federal income tax regulations. Plan assets consist principally of investments in domestic and foreign corporate equity securities, U.S. Government and corporate debt securities, and real estate. In addition, the Company participates in the Executive Management Retirement Plan, a non-qualified pension plan, sponsored by Bell Atlantic and its subsidiaries.

     Aggregate pension costs are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1993       1992       1991
                                                               ------     ------     ------
    Current year cost........................................  $1,306     $1,417     $1,464
    Percentage of salaries and wages.........................     3.7%       4.0%       4.6%

     The decrease in pension cost from 1991 to 1993 is the net result of changes in plan provisions and other actuarial assumptions, and amortization of actuarial gains and losses relating to demographic and investment experience.

     Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" requires a comparison of the actuarial present value of projected benefit obligations with the fair value of plan assets, the disclosure of the components of net periodic pension costs, and a reconciliation of the funded status of the plan with amounts recorded on the balance sheets. Such disclosures are not presented for the Company because the structure of the plan does not allow for the determination of this information on an individual company basis.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

     The assumed discount rate used to measure the projected benefit obligation was 7.25% at December 31, 1993 and 7.75% at December 31, 1992 and 1991. The assumed rate of future increases in compensation levels was 5.25% at December 31, 1993, 1992 and 1991. The expected long-term rate of return on plan assets was 8.25% for December 31, 1993 and 1992 and, 7.5% for December 31, 1991.

  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Effective January 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) which requires accrual accounting for all postretirement benefits other than pensions. Under the prescribed accrual method, the Company's obligation for these postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits. Prior to this adoption, the Company charged costs relating to such benefits to expense as paid.

     In conjunction with the 1991 adoption of SFAS 106, the Company elected to immediately recognize the accumulated postretirement benefit obligation for current and future retirees, net of the fair value of any plan assets, and recognized accrued postretirement benefit cost (transition obligation) in the amount of $1,471, net of a deferred income tax benefit of $758.

     Substantially all of the Company's employees are covered under postretirement health benefit plans sponsored by Bell Atlantic Capital Corporation and its subsidiaries. The determination of benefit cost for the postretirement health benefit plan is based on comprehensive hospital, medical and surgical benefit provisions.

     Aggregate postretirement benefit cost for the year ended December 31, 1993, 1992 and 1991 was $571, $394 and $332, respectively. There were no amounts paid for postretirement health benefits in 1990.

     SFAS 106 requires a comparison of the actuarial present value of the accumulated postretirement benefit obligation with the fair value of the plan assets, the disclosure of the components of net periodic postretirement benefit cost, and a reconciliation of the funded status of the plan with the amount recorded on the balance sheet. Such disclosures are not presented for the Company because the structure of the Bell Atlantic plan does not allow for the determination of this information on an individual company basis.

     The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.25% at December 31, 1993 and 7.75% at December 31, 1992 and 1991. The assumed rate of future increases in compensation levels was 5.25% at December 31, 1993 and 1992. The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 7.50% for 1991. The medical cost trend rate in 1993 was approximately 13.0%, grading down to an ultimate rate in year 2003 of approximately 5.0%.

  EMPLOYEE STOCK OWNERSHIP PLANS

     The Company maintains savings plans which cover substantially all of its employees. Under these plans, the Company matches a certain percentage of eligible contributions made by the employees. In 1989, Bell Atlantic established two leveraged employee stock ownership plans (ESOPs) within two existing employee savings plans. Under the ESOP provisions, which began January 1, 1990, a substantial portion of Company matching contributions are allocated to the employees in the form of Bell Atlantic stock from the ESOP trusts. Bell Atlantic stock allocated by the ESOP trusts to the participating employees is based on the proportion that principal and interest paid in a year bears to remaining principal and interest due over the life of the notes.

     Leveraged ESOP expense for the years ended December 31, 1993, 1992 and 1991 is $786, $912 and $803, respectively.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

  EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS

     Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standard No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS 112) which requires employers who provide benefits to former or inactive employees to recognize the obligation relative to such future benefits on an accrual basis. This change principally affects the Company's accounting for long-term disability benefits which were previously charged to expenses as benefits were paid. The cumulative impact at January 1, 1993 of adopting SFAS 112 was a reduction of net income of $232, net of a deferred income tax benefit of $151.

10.  COMMITMENTS

     At December 31, 1993, the Company's commitments under noncancelable operating leases having remaining terms in excess of one year, primarily for office space are as follows:

                             YEAR ENDING DECEMBER 31,
                ---------------------------------------------------
                1994...............................................  $ 2,803
                1995...............................................    2,543
                1996...............................................    2,488
                1997...............................................    2,251
                1998...............................................    1,741
                Thereafter.........................................    3,739
                                                                     -------
                                                                     $15,565
                                                                     -------
                                                                     -------

     Such leases generally include escalation and renewal clauses and require that the Company pay for utilities, taxes, insurance and maintenance. Rent expense under operating lease agreements was $2,972, $2,985 and $2,952 in 1993, 1992 and 1991, respectively.

     At December 31, 1993, the Company has outstanding commitments to finance notes receivable of $171,985. The anticipated expirations of such commitments are $167,487 in 1994, $0 in 1995, $0 in 1996, and $4,498 in 1997.

11.  FINANCIAL INSTRUMENTS

  CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of customers whose aggregate credit exposure is material in relation to the Company's total credit exposure. Although the Company's portfolio is broadly diversified along industry, customer, equipment and geographic lines, there does exist a concentration of transactions within the health care industry (approximately 22% of total assets plus transferred receivables at December 31, 1993 and 1992). The Company's exposure to credit risk in these and other industries is mitigated by the diversity of customers in the customer base and in many cases by the quality of the underlying collateral.

  RECEIVABLE TRANSFER AGREEMENTS (SECURITIZATIONS)

     During 1993, 1992 and 1991, the Company transferred its interests in approximately $179,206, $248,048 and $246,721, respectively, of its direct finance lease portfolio for $200,447, $275,049 and $270,621, respectively. These transfers provide limited recourse for credit losses to the Company and certain of its assets. As of December 31, 1993, $60,153 of finance lease receivables are the sole collateral for certain limited recourse provisions. In addition to such finance lease receivables, the Company has recourse exposure at December 31, 1993 limited to $106,429. At December 31, 1993 and 1992, an outstanding allowance for estimated losses under these recourse provisions of $14,146 and $17,360, respectively, is included in Accounts

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

Payable and Accrued Expenses. The outstanding gross receivable balance of transferred receivables was $495,906 and $541,834 at December 31, 1993 and 1992, respectively. The Company will service these lease contracts for the transferee, and a portion of the proceeds on the transfer has been deferred representing service fees to be earned over the term of the agreements.

  INTEREST RATE SWAPS

     The Company has entered into a number of interest rate swap agreements which have effectively fixed interest rates on $424,432 of floating rate instruments including debt and receivable transfer agreements. Under these interest rate swap agreements, the Company will pay the counterparties interest at a fixed rate and the counterparties will pay the Company interest at a variable rate based on the London Interbank Offered Rate (LIBOR), the A1/P1 commercial paper rate or a money market yield. The fixed rates payable under these agreements range from 4.08% to 7.96% with terms expiring at various dates from February 1994 to August 1996. Cash flows resulting from the above are classified with the transactions being hedged. The Company would be exposed to increased interest costs in the event of non-performance by the counterparties for the fixed to floating interest rate swap agreements. However, because of the stature of the counterparties, the Company does not anticipate non-performance.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires the disclosure of the fair value of financial instruments, both recognized and unrecognized on the consolidated balance sheet, for which it is practicable to estimate fair value. Leases are not considered financial instruments under SFAS 107 and are accordingly excluded from the fair value disclosures. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange nor can they be substantiated by comparison to independent markets.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash, Accounts Payable, Accrued Expenses, Other Amounts Due to Affiliates and
     Recourse Provisions under Receivable Transfer Agreements

     The carrying amount approximates fair value.

     Notes Receivable

     Fair values of notes receivable are based principally on the net present value of the future expected cash flows using current interest rates.

     Notes Payable and Advances under Short-term Borrowing Arrangements with Affiliates

     The fair values of notes payable and advances under short-term borrowing arrangements with affiliates is estimated based on the quoted market prices for the same or similar issues, where available or is based on the net present value of the future expected cash flows using current interest rates.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

     Interest Rate Swap Agreements

     The fair value of interest rate swap agreements is the estimated amount that the Company would have to pay to terminate the swap agreements at December 31, 1993, taking into account current interest rates and the creditworthiness of the swap counterparties.

     Loan Commitments

     The fair value of loan commitments is estimated using the fees currently charged to enter into similar commitments.

     The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                             DECEMBER 31, 1993           DECEMBER 31, 1992
                                          -----------------------     -----------------------
                                          CARRYING        FAIR        CARRYING        FAIR
                                           AMOUNT         VALUE        AMOUNT         VALUE
                                          ---------     ---------     ---------     ---------
    FINANCIAL INSTRUMENTS ON THE BALANCE
      SHEETS

    Notes Receivable net of Allowance
      for Credit Losses.................  $ 894,486     $ 896,051     $ 818,216     $ 827,264
    Notes Payable.......................   (709,508)     (740,970)     (919,642)     (973,021)
    Advances under Short-term Borrowing
      Arrangements with Affiliates......   (603,501)     (603,793)     (347,260)     (348,897)

    FINANCIAL INSTRUMENTS WITH
      OFF-BALANCE SHEET RISK

   Interest Rate Swap Agreements.......         --     $  (1,160)           --     $   1,321
    Loan Commitments....................        --         6,516            --         4,383

12.  SUPPLEMENTAL CASH FLOW ACTIVITIES

     During 1992 and 1991 the Company transferred $5,859 and $57,050, respectively, of investment in notes receivable to other assets. In addition, during 1992 the Company transferred $41,585 of property foreclosed in 1991 and included in other assets to investment in operating leases, following the determination to hold such property for operating purposes. The resultant valuation adjustment of $6,000 is reflected in other revenues in 1992.

               TRICON CAPITAL CORPORATION -- PREDECESSOR BUSINESS

13.  QUARTERLY INFORMATION (UNAUDITED)

                                               FIRST    SECOND     THIRD    FOURTH     TOTAL
                                              -------   -------   -------   -------   --------
    1993

    Total revenue...........................  $57,258   $58,629   $62,253   $67,160   $245,300
    Interest expense........................   20,795    20,956    19,564    18,896     80,211
    Provision for credit losses.............    7,384     7,606     2,966     3,678     21,634
    Depreciation............................   10,416     9,902    10,138    11,126     41,582
    Cumulative effect of changes in
      accounting principles.................    5,763     --        --         (233)     5,530
    Net income..............................    9,815     5,368     8,111    13,817     37,111

    1992

    Total revenue...........................  $53,980   $54,217   $59,137   $74,933   $242,267
    Interest expense........................   23,736    22,804    22,012    21,746     90,298
    Provision for credit losses.............    5,606     6,671     9,355     6,425     28,057
    Depreciation............................    6,960     7,193     8,049     9,294     31,496
    Net income..............................    2,706     4,892     4,859    14,907     27,364

     Net income in the fourth quarter of 1993 and 1992 was increased by certain securitization transactions (see Note 11).

- ------------------------------------------------------
- ------------------------------------------------------
  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Use of Proceeds.......................    7
Price Range of Common Stock and
  Dividends...........................    7
Capitalization........................    9
Selected Consolidated Financial
  Data................................   10
Pro Forma Financial Data..............   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   26
Certain United States Tax Consequences
  to Non-United States Holders........   30
Description of Capital Stock..........   32
Underwriting..........................   34
Legal Matters.........................   36
Experts...............................   36
Index to Financial Statements.........  F-1


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                7,000,000 SHARES


                                     GFC
                                  FINANCIAL
                                 CORPORATION


                                  COMMON STOCK
                            ------------------------

                              P R O S P E C T U S
                            ------------------------
                              MERRILL LYNCH & CO.

                                           , 1994

             ------------------------------------------------------
             ------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

           (ALTERNATE FRONT COVER PAGE FOR INTERNATIONAL PROSPECTUS)

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 19, 1994
PROSPECTUS

                                7,000,000 SHARES
                            _________________________
                            GFC FINANCIAL CORPORATION

                                  COMMON STOCK
                            ------------------------

     Of the 7,000,000 shares of Common Stock offered hereby, 1,400,000 shares are being offered outside the United States and Canada by the International Managers (the "International Offering") and 5,600,000 shares are being offered in a concurrent offering inside the United States and Canada by the U.S. Underwriters (the "U.S. Offering"). The price to the public and the underwriting discount per share are identical for both offerings. See "Underwriting."


     The Company's Common Stock is listed on the New York Stock Exchange. On April 18, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $31.75 per share.


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------


- -----------------------------------------------------------------------------------------------
                                              PRICE TO        UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT(1)        COMPANY(2)
- -----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated to be $565,000.


(3) The Company has granted the International Managers and the U.S. Underwriters options exercisable within 30 days of the date hereof to purchase up to 210,000 and 840,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $       , $       and $       , respectively. See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about                , 1994.

                            ------------------------
                      MERRILL LYNCH INTERNATIONAL LIMITED
                            ------------------------
                 The date of this Prospectus is April   , 1994.

                [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the International purchase agreement (the "International Purchase Agreement"), the Company has agreed to sell to each of the international underwriters named below (the "International Managers"), and each of the International Managers, for whom Merrill Lynch International Limited is acting as lead manager (the "Lead Manager"), severally has agreed to purchase, the number of shares of Common Stock set forth opposite its name below.

                                                                                 NUMBER
                              INTERNATIONAL MANAGER                             OF SHARES
    --------------------------------------------------------------------------  ---------
    Merrill Lynch International Limited.......................................
                                                                                ---------
              Total...........................................................  1,400,000
                                                                                ---------
                                                                                ---------


     The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with Merrill Lynch, Pierce, Fenner & Smith Incorporated as a representative (the "U.S. Representative") and certain other underwriters within the United States and Canada (collectively, the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 5,600,000 shares of Common Stock.


     In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Common Stock under the terms of the Purchase Agreement unless all of the shares of Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.


     The Lead Manager has advised the Company that the International Managers propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus. After the initial public offering, the public offering price may be changed.


     The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock will be identical for both Offerings.


     The Company has granted to the International Managers and the U.S. Underwriters options to purchase up to an aggregate of 210,000 and 840,000 shares of Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 7,000,000 shares of Common Stock initially purchased by the Underwriters.

                [ALTERNATE SECTION FOR INTERNATIONAL PROSPECTUS]

     The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other.


     The Company has been informed that, under the terms of the Intersyndicate Agreement, the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to non-U.S. persons or to non-Canadian persons or to persons they believe intend to resell to non-U.S. persons or to non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.



     The Company and Samuel L. Eichenfield, President, Chairman, Chief Executive Officer and Director of the Company, agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable into or exercisable for Common Stock, without the prior written consent of the U.S. Representative and the Lead Manager, for a period of 90 days after the date of this Prospectus.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


     Each International Manager has agreed that it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any shares of Common Stock offered hereby, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985.


     Each International Manager has agreed to comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom.


     Each International Manager has agreed that it will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

            [ALTERNATE BACK COVER PAGE FOR INTERNATIONAL PROSPECTUS]

- ------------------------------------------------------
- ------------------------------------------------------
  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Use of Proceeds.......................    7
Price Range of Common Stock and
  Dividends...........................    7
Capitalization........................    9
Selected Consolidated Financial
  Data................................   10
Pro Forma Financial Data..............   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   26
Certain United States Tax Consequences
  to Non-United States Holders........   30
Description of Capital Stock..........   32
Underwriting..........................   34
Legal Matters.........................   36
Experts...............................   36
Index to Financial Statements.........  F-1


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                7,000,000 SHARES

                                      GFC
                                   FINANCIAL
                                  CORPORATION

                                  COMMON STOCK
                            ------------------------

                              P R O S P E C T U S
                            ------------------------
                      MERRILL LYNCH INTERNATIONAL LIMITED
                                           , 1994

             ------------------------------------------------------
             ------------------------------------------------------

                           GFC FINANCIAL CORPORATION



             PRIVATE PLACEMENT IN CANADA OF SHARES OF COMMON STOCK



THE OFFERING



     The shares of Common Stock being offered in certain provinces of Canada are part of an offering of 7,000,000 shares of Common Stock of GFC Financial Corporation (the "Company"), a Delaware corporation (8,050,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full).



     Attached hereto is the full text of the prospectus filed with the Securities and Exchange Commission in the United States regarding the offering being made in the United States. The private placement in Canada is being made solely in the Provinces of Quebec, Ontario, Manitoba and Saskatchewan.



RESALE RESTRICTIONS



     The distribution of shares of Common Stock in Canada is being made on a private placement basis. Accordingly, any resale of shares of Common Stock must be made in accordance with an exemption from the registration and prospectus requirements of applicable securities laws, which vary depending on the province. Purchasers of shares of Common Stock are advised to seek legal advice prior to any resale of Common Stock.



REPRESENTATION BY PURCHASERS



     Confirmations of the acceptance of offers to purchase any shares of Common Stock will be sent to purchasers in Canada who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser who receives a purchase confirmation will, by the purchaser's receipt thereof, be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that such purchaser is entitled under applicable provincial securities laws to purchase such shares of Common Stock without the benefit of a prospectus qualified under such securities laws.



ENFORCEMENT OF LEGAL RIGHTS



     The shares of Common Stock being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws. Saskatchewan purchasers have the statutory rights of action set forth in Section 138 of The Securities Act, 1988 (Saskatchewan) which must be exercised within the time periods set forth in Section 147 of that Act.



     All of the Company's directors and officers as well as the experts named in the attached prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated amounts of the expenses of and related to the offering are as follows:


        Registration Fee -- Securities and Exchange Commission............  $ 88,308
        NASD filing fees..................................................    26,109
        Printing and engraving expenses...................................   120,000*
        Auditing and accounting fees and expenses.........................   100,000*
        Legal fees and expenses...........................................   100,000*
        Blue Sky fees and expenses........................................    20,000*
        New York Stock Exchange listing fees and expenses.................    56,795
        Transfer agent fees and expenses..................................       500*
        Miscellaneous.....................................................    53,288*
                                                                            --------
                  Total...................................................  $565,000*
                                                                            --------
                                                                            --------


- ---------------

 * Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the State of Delaware, the state of incorporation of the Company, the Certificate of Incorporation and the Bylaws of the Company provide for indemnification of directors and officers. Section 145 of the Delaware General Corporation Law provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if, in cases other than actions brought by or in the right of the corporation, he or she has acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation (and in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful). Section 145 provides that no indemnification for any claim or matter may be made, in the case of an action brought by or in the right of the corporation, if the person has been adjudged to be liable, unless the Court of Chancery or other court determines that indemnity is fair and reasonable despite the adjudication of liability. Indemnification is mandatory in the case of a director, officer, employee or agent who has been successful on the merits, or otherwise, in defense of a suit against him or her. The determination of whether a director, officer, employee or agent should be indemnified is made by independent legal counsel selected by the director, officer, employee or agent, approved by the Company's Board of Directors and retained by the Board of Directors on behalf of the Company.

     Directors and officers of the Company are covered under policies of directors' and officers' liability insurance with coverage aggregating $100,000,000. The directors serving the Company are parties to Indemnification Agreements with the Company (the "Indemnification Agreements"). The Indemnification Agreements provide substantially the same scope of coverage afforded by provisions in the Certificate of Incorporation and the Bylaws and are designed to provide greater assurance to the directors that indemnification will be available because as contracts, the Indemnification Agreements may not be unilaterally modified by the Company's Board of Directors or stockholders. The Indemnification Agreements are generally intended to provide indemnification for any amounts a director is legally obligated to pay because of claims arising out of the director's service to the Company or any other subsidiary of the Company.

ITEM 16.  EXHIBITS.


EXHIBIT NO.                                      DESCRIPTION
- -----------   ----------------------------------------------------------------------------------
 1.1          Form of U.S. Purchase Agreement
 1.2          Form of International Purchase Agreement
 4.1          Certificate of Incorporation of the Company (incorporated by reference from the
              Company's Registration Statement on Form S-1, SEC File No. 33-45452, Exhibit 3.2
              (the "Company Registration Statement"))
 4.2          Bylaws of the Company (incorporated by reference from the Company's Form 10-K for the fiscal year ending December 31, 1993, Exhibit 3.B)
 4.3          Rights Agreement dated as of February 15, 1992 between the Company and The Valley
              National Bank of Arizona (now Bank One, Arizona, N.A.), as Rights Agent
              (incorporated by reference from the Company Registration Statement, Annex V to
              Prospectus and Exhibit 4.1)
 5.1          Opinion of Gibson, Dunn & Crutcher
23.1          Consent of Deloitte & Touche
23.2          Consent of KPMG Peat Marwick
23.3          Consent of Coopers & Lybrand
23.2          Consent of Gibson, Dunn & Crutcher (included in its opinion filed as Exhibit 5.1)
24.1          Power of Attorney*


- ---------------

* Previously filed.


ITEM 17.  UNDERTAKINGS.

     (a) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the Company's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on April 18, 1994.


                                          GFC Financial Corporation

                                          By:  /s/ SAMUEL L. EICHENFIELD
                                             _____________________________
                                                 Samuel L. Eichenfield

                                             Chairman, President and Chief
                                                   Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




                 SIGNATURES                                CAPACITY                   DATE
- ---------------------------------------------  --------------------------------  ---------------
                          *                    Director                          April 18, 1994
_____________________________________________
              G. Robert Durham

        /s/ SAMUEL L. EICHENFIELD              Director, Chairman, President     April 18, 1994
_____________________________________________    and Chief Executive Officer

            Samuel L. Eichenfield

                          *                    Director                          April 18, 1994
_____________________________________________
              James L. Johnson

                          *                    Director                          April 18, 1994
_____________________________________________
                L. Gene Lemon

                          *                    Director                          April 18, 1994
_____________________________________________
              Kenneth R. Smith

                          *                    Director                          April 18, 1994
_____________________________________________
              Robert P. Straetz

                          *                    Director                          April 18, 1994
_____________________________________________
             Shoshana B. Tancer

                 SIGNATURES                                CAPACITY                   DATE
- ---------------------------------------------  --------------------------------  ---------------

                          *                    Director                          April 18, 1994
_____________________________________________
                 John W. Teets

              /s/ROBERT J. FITZSIMMONS        Vice-President-Treasurer          April 18, 1994
_____________________________________________
                 Robert J. Fitzsimmons        (Principal Financial
                                                 Officer)

             /s/ BRUNO A. MARSZOWSKI          Vice President-Controller         April 18, 1994
____________________________________________
                 Bruno A. Marszowski         (Principal Accounting Officer)

*By         /s/  SAMUEL L. EICHENFIELD
     _______________________________________
                 Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
EXHIBIT NO.                                DESCRIPTION                                     PAGE
- -----------   ---------------------------------------------------------------------    ------------
 1.1          Form of U.S. Purchase Agreement
 1.2          Form of International Purchase Agreement
 4.1          Certificate of Incorporation of the Company (incorporated by reference from the Company's Registration Statement on Form S-1, SEC
              File No. 33-45452, Exhibit 3.2 (the "Company Registration
              Statement"))
 4.2          Bylaws of the Company (incorporated by reference from the Company's
              Form 10-K for the fiscal year ending December 31, 1993, Exhibit 3.B)
 4.3          Rights Agreement dated as of February 15, 1992 between the Company and The Valley National Bank of Arizona (now Bank One, Arizona,
              N.A.), as Rights Agent (incorporated by reference from the Company
              Registration Statement, Annex V to Prospectus and Exhibit 4.1)
 5.1          Opinion of Gibson, Dunn & Crutcher
23.1          Consent of Deloitte & Touche
23.2          Consent of KPMG Peat Marwick
23.3          Consent of Coopers & Lybrand
23.4          Consent of Gibson, Dunn & Crutcher (included in its opinion filed as
              Exhibit 5.1)
24.1          Power of Attorney*


- ---------------
* Previously filed.